      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 6, 1997


                                                      REGISTRATION NO. 333-24081
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 2
                                       TO
                                    FORM S-2
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------

                         THE SEIBELS BRUCE GROUP, INC.

               (Exact Name of registrant as Specified in Charter)

                  SOUTH CAROLINA                                        57-0672136
           (State or Other Jurisdiction                              (I.R.S. Employer
        of Incorporation or Organization)                         Identification Number)

                            ------------------------

                                1501 Lady Street
                               Columbia, SC 29201
                                 (803) 748-2000

  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                            ------------------------

                     Priscilla Brooks, Corporate Secretary
                         The Seibels Bruce Group, Inc.
                                1501 Lady Street
                               Columbia, SC 29201
                                 (803) 748-2000

(Name, address, including zip code, and telephone number, including area code of agent for service)

                            ------------------------

                                   COPIES TO:

Alan J. Prince, Esq.   Matt P. McClure, Esq.       Lars Bang-Jensen, Esq.
   KING & SPALDING       THE SEIBELS BRUCE        LEBOEUF, LAMB, GREENE &
191 Peachtree Street        GROUP, INC.                MACRAE, L.L.P.
  Atlanta, Georgia        1501 Lady Street          125 West 55th Street
        30303            Columbia, SC 29201    New York, New York 10019-5389
   (404) 572-4600          (803) 748-2000              (212) 424-8000

                            ------------------------

          APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
 As soon as practicable after the effective date of the Registration Statement.

                            ------------------------

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

    If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box. / /

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
--------------

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
--------------

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                            ------------------------


    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY, NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                             SUBJECT TO COMPLETION
                   PRELIMINARY PROSPECTUS DATED JUNE 6, 1997


                                2,853,089 SHARES

                                     [LOGO]

                                  COMMON STOCK
                               ------------------

    Of the 2,853,089 shares of Common Stock, $1.00 par value (the "Common Stock"), of The Seibels Bruce Group, Inc., a South Carolina corporation (the "Company" or "SBIG"), offered for sale hereby (the "Offering"), 1,853,089 shares are being offered by a certain shareholder (the "Selling Shareholder") and 1,000,000 shares are being offered by the Company. The Company will not receive any of the proceeds from the sale of the shares of Common Stock by the Selling Shareholder.


    The Common Stock is currently traded on The Nasdaq Stock Market under the symbol "SBIG". The reported closing price of the Common Stock as of June 3, 1997 was $7.25 per share. This closing price (and other share and per share information herein) reflects a 1-for-4 reverse stock split of the Common Stock which occurred on April 10, 1997. See "Market Price of Common Stock."


                            ------------------------

    PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE FACTORS SET FORTH IN "RISK FACTORS" BEGINNING ON PAGE 8 HEREOF.
                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
   SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
     PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
                REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                     UNDERWRITING                               PROCEEDS TO
                                  PRICE TO           DISCOUNTS AND         PROCEEDS TO            SELLING
                                   PUBLIC           COMMISSIONS(1)         COMPANY(2)           SHAREHOLDER
Per Share..................           $                    $                    $                    $
Total(3)...................           $                    $                    $                    $

(1) The Company and the Selling Shareholder have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting estimated expenses of the Offering of approximately $500,000 payable by the Company.

(3) The Company has granted the Underwriters a 30-day option to purchase up to 427,963 additional shares of Common Stock at the Price to Public less Underwriting Discounts and Commissions solely to cover over-allotments, if any. If the Underwriters exercise such option in full, the total Price to Public, Underwriting Discounts and Commissions, Proceeds to Company and
    Proceeds to Selling Shareholder will be $         , $         , $
    and $         , respectively.

                            ------------------------

    The shares of Common Stock are offered severally by the Underwriters named herein, subject to prior sale, when, as and if delivered to and accepted by the Underwriters. The Underwriters reserve the right to reject orders in whole or in part and to withdraw, cancel or modify the Offering without notice. It is expected that delivery of certificates representing the shares of Common Stock
will be made to the Underwriters on or about            , 1997.

                            ------------------------

ADVEST, INC.                                          SCOTT & STRINGFELLOW, INC.

               The date of this Prospectus is             , 1997.

                              DESCRIPTION OF CHART

    Chart showing The Seibels Bruce Group, Inc. and certain principal subsidiaries and their specific lines of business.

                            ------------------------

    CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK OFFERED HEREBY, INCLUDING OVER-ALLOTMENT, STABILIZING TRANSACTIONS, SYNDICATE SHORT COVERING TRANSACTIONS AND PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

    IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ STOCK MARKET IN ACCORDANCE WITH RULE 103 OF REGULATION M. SEE "UNDERWRITING."

    FOR NORTH CAROLINA INVESTORS: These securities have not been approved or disapproved by the Commissioner of Insurance for the State of North Carolina (the "North Carolina Insurance Commissioner") nor has the North Carolina Insurance Commissioner ruled upon the accuracy or adequacy of this prospectus.

    STATE INSURANCE HOLDING COMPANY LAWS AND REGULATIONS APPLICABLE TO THE COMPANY IN GENERAL PROVIDE THAT NO PERSON MAY ACQUIRE CONTROL OF THE COMPANY, AND THUS INDIRECT CONTROL OF ITS INSURANCE SUBSIDIARIES, UNLESS SUCH ACQUISITION IS APPROVED BY THE APPROPRIATE INSURANCE REGULATORY AUTHORITIES. GENERALLY, ANY PERSON ACQUIRING BENEFICIAL OWNERSHIP OF 10% OR MORE OF THE COMMON STOCK WOULD BE PRESUMED TO HAVE ACQUIRED SUCH CONTROL. SEE "BUSINESS--REGULATION."

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY, AND SHOULD BE READ IN CONJUNCTION WITH, THE MORE DETAILED INFORMATION AND CONSOLIDATED FINANCIAL STATEMENTS (INCLUDING THE NOTES THERETO) APPEARING ELSEWHERE, OR INCORPORATED BY REFERENCE, IN THIS PROSPECTUS. ALL FINANCIAL DATA FOR THE COMPANY ARE PRESENTED ON THE BASIS OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") UNLESS OTHERWISE STATED. UNLESS OTHERWISE INDICATED, ALL INFORMATION CONTAINED IN THIS PROSPECTUS (OTHER THAN INFORMATION INCORPORATED BY REFERENCE) (I) ASSUMES THAT THE UNDERWRITERS' OVER-ALLOTMENT OPTION WILL NOT BE EXERCISED AND (II) REFLECTS A 1-FOR-4 REVERSE STOCK SPLIT OF THE COMPANY'S COMMON STOCK WHICH OCCURRED ON APRIL 10, 1997. UNLESS THE CONTEXT OTHERWISE REQUIRES, THE "COMPANY" OR "SBIG" REFERS TO THE SEIBELS BRUCE GROUP, INC. AND ITS PREDECESSORS AND SUBSIDIARIES. SEE "GLOSSARY OF SELECTED INSURANCE AND CERTAIN DEFINED TERMS" FOR THE DEFINITION OF CERTAIN TERMS USED IN THIS PROSPECTUS. FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK, SEE "RISK FACTORS."

                                  THE COMPANY

    The Seibels Bruce Group, Inc. provides automobile, flood and other property and casualty insurance services and products through independent agents primarily in the southeastern United States. The Company's largest source of revenues derives from its role as one of three servicing carriers for the South Carolina Reinsurance Facility (the "SC Facility"), a state-sponsored plan for insuring South Carolina drivers outside of the voluntary market. The Company also is a leading provider and an original participant in the National Flood Insurance Program (the "NFIP"), which is underwritten by the federal government. As a servicing carrier for the SC Facility and the NFIP, the Company receives commissions and fees for issuing, processing and administering policies as well as for claims adjustment, but reinsures all insurance risks with either the SC Facility or the NFIP, as applicable. The Company provides other fee-based services as a managing general agent ("MGA"), primarily for commercial lines, and as an excess and surplus lines broker, and also offers storm claims adjustment and liability run-off management services. Recently, the Company began limited efforts to market and underwrite nonstandard automobile insurance on a retained risk basis.

    The SC Facility received approximately $452 million of private passenger premiums for its fiscal year ended September 30, 1996, representing approximately 35.3% of such premiums in the State of South Carolina. Throughout its history, the SC Facility has operated at a deficit which has been funded by additional fees assessed annually against all insured drivers in South Carolina. Various efforts to reform the automobile insurance system in South Carolina by means of regulatory rate increases or more comprehensive legislative restructuring proposals have been initiated in recent years. The Company anticipates that current reform efforts are likely to result in changes to the South Carolina automobile insurance market that will cause the voluntary withdrawal by insureds from the SC Facility. The Company seeks to take advantage of the opportunity to market and sell automobile insurance products to these insureds by capitalizing on its existing agent relationships, underwriting data and experience with respect to the SC Facility and knowledge of the South Carolina automobile insurance market. See "Risk Factors-- Anticipated Changes in Automobile Insurance Business in South Carolina."

    The Company has participated in the NFIP since the program's inception in 1983 and believes that it was one of the 10 largest NFIP servicing carriers for the program's fiscal year ended September 30, 1996. NFIP servicing carriers wrote approximately $1.2 billion of flood insurance premiums during the 1996 NFIP fiscal year. The NFIP had approximately 3.6 million flood insurance policies in force as of September 30, 1996. The Company is licensed to sell flood insurance in 43 states and markets its flood products through independent agents.

    The Company serves as a MGA in connection with commercial policies underwritten by Generali-U.S. Branch ("Generali"), a member of one of the largest international insurance groups. The Company sells and services certain Generali commercial products, including commercial automobile insurance products and business owners insurance policies, in Georgia, Kentucky, North Carolina, South Carolina and Tennessee. The Company receives a commission, and Generali currently retains all of the underwriting risk. In addition, the Company acts as a MGA or broker for certain excess and surplus lines; provides claims adjustment and administrative services, including storm claims adjustment services for various insurers and associations; and provides services to companies running-off discontinued businesses.

    The Company was established in 1869 in Columbia, South Carolina and grew to become a leading property-casualty underwriter and managing general agent in the southeastern United States. Through its former subsidiary, Policy Management Systems Corporation ("PMSC"), the Company developed and marketed a computer software system in the 1970s which is widely used by the insurance industry. The Company sold its interest in PMSC to the public between 1981 and 1985 to absorb significant losses in its insurance operations due primarily to environmental and construction defect claims in California on general liability policies written by the Company prior to 1985. Throughout the 1980s and early 1990s, the Company continued to experience significant losses, which were attributable to these general liability policies, poor experience on its workers' compensation business and the effects of Hurricanes Hugo in 1989 and Andrew in 1992. These operating losses reduced the Company's shareholders' equity to $650,000 by the end of 1994 and prompted the Company to suspend its risk-bearing insurance operations in early 1995.

    In early 1995, the Company replaced its Chief Executive Officer and Chief Financial Officer and began an ongoing effort to recruit additional management. New management has taken a number of actions to stabilize and improve the Company's financial condition through significant cost reductions, the raising of new equity capital and a renewed emphasis on fee-based businesses. As a result of these actions and the relative stabilization of its loss experience, the Company was profitable in 1995 and 1996 and resumed limited insurance underwriting activities in 1996. By December 31, 1996, shareholders' equity had increased to $23.8 million. For the fiscal year ended December 31, 1996, the Company's revenues were $57.2 million and net income was $5.2 million.

    STRATEGY. The Company's objective is to increase its revenues and net income by growing its business primarily in the southeastern United States. To meet its objective, the Company intends to:

    - develop its retained risk automobile insurance business by capitalizing on the anticipated withdrawal of insureds from the SC Facility and on its existing agent relationships and by developing retained risk business in other markets;

    - expand its flood insurance operations by expanding agent coverage particularly in several high-volume markets, promoting its claims service to agents, offering bundled flood insurance services and products and providing agent incentives;

    - enhance the profitability of its relationship with Generali by improving loss ratios, reducing operating expenses and assuming a portion of the insurance risk on the Generali commercial policies;

    - increase its excess and surplus lines business and storm claims adjustment service business by expanding the types of products available and continuing to improve the quality of services provided to agents and policyholders; and

    - continue to reduce expenses and improve productivity through the upgrading of management information systems and the continued implementation of an in-house restructuring program to improve communication and work flow between the Company's claims and underwriting staffs.

    The Company's principal executive offices are located at 1501 Lady Street, Columbia, South Carolina 29201, and its telephone number is (803) 748-2000.

                           FORWARD-LOOKING STATEMENTS

    Certain statements in this Prospectus Summary and under the captions "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in this Prospectus constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include statements relating to reform initiatives regarding the SC Facility and the potential voluntary withdrawal of insureds from such facility, and the Company's strategy to increase revenues and net income by, among other things, growing its various lines of business, expanding into new markets, developing new products and reducing expenses. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. See "Risk Factors."

                                  THE OFFERING


Common Stock being offered by:
  The Company................................  1,000,000 shares
  The Selling Shareholder....................  1,853,089 shares
                                               ---------------------------------------------
    Total shares offered.....................  2,853,089 shares

Common Stock outstanding after the Offering    7,253,238 shares
  (1)........................................

Use of Proceeds..............................  The proceeds derived from the sale of shares of Common Stock offered by the Company will
                                               be retained for general corporate purposes,
                                               including possible acquisitions. See
                                               "--Recent Developments." The Company will
                                               also contribute a portion of the proceeds to
                                               one or more of its insurance company
                                               subsidiaries for statutory surplus as neces-
                                               sary to support insurance operations. The
                                               Company will not receive any proceeds from
                                               the sale of the shares of Common Stock
                                               offered by the Selling Shareholder.

Nasdaq Stock Market Symbol...................  SBIG


------------------------


(1) Based upon shares outstanding on June 3, 1997. Does not include (i) 2,860,912 shares of Common Stock reserved for issuance upon the exercise of stock options outstanding on such date and (ii) 40,186 shares of restricted stock issued pursuant to the Company's stock plans. Of the outstanding options, 803,250 have an exercise price of $6.00 per share and 1,967,662 have exercise prices of $8.00 or more per share.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                                  THREE MONTHS ENDED
                                                        YEAR ENDED DECEMBER 31,                       MARCH 31,
                                         ------------------------------------------------------  --------------------
                                           1992       1993       1994        1995       1996       1996       1997
                                         ---------  ---------  ---------  ----------  ---------  ---------  ---------
                                                                                                     (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
  Revenues:
    Commission and service income......  $  35,943  $  41,625  $  60,669  $  49,572(1) $  45,585 $  10,115  $  10,964
    Property and casualty premiums.....    117,172     55,331     14,718     10,384       7,186      2,999      2,309
    Credit life premiums...............      4,247      3,207      1,801        890         478        125         14
    Net investment income..............      9,973      5,455      5,321      3,176       3,006        660        708
    Other interest income..............      2,987      1,635        905      1,154         801        118        297
    Realized gains (losses) on
      investments......................      7,040      1,969     (6,327)       164         (14)       194        219
    Other income.......................      4,019      4,697      2,673        843         151         23          4
                                         ---------  ---------  ---------  ----------  ---------  ---------  ---------
    Total revenues.....................    181,381    113,919     79,760     66,183      57,193     14,234     14,515
  Net income (loss)....................  $ (32,666) $  (1,014) $ (19,074) $   1,152   $   5,176  $     632  $     703
  Net income (loss) per share and
    common equivalent share............  $  (17.42) $   (0.54) $   (6.89) $    0.28   $    0.90(2) $    0.14 $    0.11
  Weighted average shares
    outstanding........................      1,875      1,875      2,767      4,181       6,382      4,390      6,175

OTHER OPERATIONS DATA:
  Revenue from current operations(3)...     --         --      $  62,944  $  50,804   $  51,475  $  12,438  $  13,271
  Revenue from run-off operations(4)...     --         --         14,244     10,042       1,774        801         16

                                                                                               MARCH 31, 1997
                                                      DECEMBER 31,                       ---------------------------
                                 ------------------------------------------------------                    AS
                                   1992       1993       1994        1995       1996      ACTUAL      ADJUSTED(7)
                                 ---------  ---------  ---------  ----------  ---------  ---------  ----------------
                                                                                                 (UNAUDITED)
BALANCE SHEET DATA:
  Total cash and investments...  $ 161,769  $ 120,480  $  61,868  $  50,641   $  42,944  $  48,865     $   54,877
  Total assets(5)..............    461,136    324,695    255,935    224,005     220,472    202,016        208,028
  Losses and loss adjustment
    expenses(5)................    257,602    194,682    166,698    145,523     132,152    112,597        112,597
  Total debt...................     25,153     11,934        439      2,476           0          0              0
  Shareholders' equity.........     14,219     13,902        650     10,187      23,791     24,211         30,223
  Book value per share.........       7.58       7.41       0.18       2.43        3.86       3.91           4.18
STATUTORY SURPLUS(6)...........  $  18,440  $  17,352  $  (1,615) $   9,301   $  21,632  $  23,197     $   23,197

------------------------
(1) As a result of a competitive bidding process, in October 1994, the Company was awarded a new contract with the SC Facility for a smaller block of business at lower rates. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Nonstandard Automobile Insurance Business--Industry Background."

(2) The calculation of net income per share and common equivalent share includes additional investment income earned of $566,000 in accordance with the modified treasury stock method.

(3) Reflects revenue from the lines of business in which the Company is currently engaged.

(4) Reflects revenue derived from lines of business for which the Company is no longer writing new or renewal policies. It includes (i) run-off premiums from retained credit life business in force at the time the Company sold such business in September 1993, (ii) workers' compensation premiums through 1994 and (iii) premiums on certain personal line policies. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(5) Includes estimated amounts recoverable by the Company under reinsurance agreements of (in thousands): $140,969 in 1992; $76,221 in 1993; $88,731 in
    1994; $84,492 in 1995; $84,725 in 1996; and $66,659 at March 31, 1997.

(6) Reflects the statutory surplus of South Carolina Insurance Company ("SCIC"), the Company's principal insurance subsidiary.

(7) The as adjusted balance sheet data is presented as if the sale of the 1,000,000 shares of Common Stock offered by the Company and the application of the net proceeds therefrom and the exercise of a warrant to purchase shares of Common Stock by the Selling Shareholder had occurred on March 31, 1997. See "Use of Proceeds."

                              RECENT DEVELOPMENTS

    On May 12, 1997, the Company entered into a letter of intent (the "Letter of Intent") to acquire (the "Proposed Acquisition") The Innovative Company, an insurance holding company based in Winston-Salem, North Carolina ("Innovative"). Innovative, through its subsidiary Universal Insurance Company ("Universal"), markets and underwrites nonstandard automobile insurance through independent agents primarily in North Carolina. Universal writes both liability and physical damage coverages. The Company understands that a substantial portion of Universal's liability policies are ceded to the NC Facility. The following table sets forth certain information for Innovative for the periods indicated (in thousands).


                                                                      YEAR ENDED DECEMBER 31,       THREE MONTHS
                                                                  -------------------------------      ENDED
                                                                    1994       1995       1996     MARCH 31, 1997
                                                                  ---------  ---------  ---------  --------------
Gross premiums written..........................................  $  26,946  $  32,950  $  36,289    $    7,764
Net premiums written............................................      9,267     11,438     12,502         2,055
Net income (loss)...............................................        221        277     (2,843)           (3)



                                                                             AT DECEMBER 31,
                                                                     -------------------------------  AT MARCH 31,
                                                                       1994       1995       1996         1997
                                                                     ---------  ---------  ---------  ------------
Notes Payable......................................................  $   3,986  $   4,888  $   5,937   $    5,549
Shareholders' equity...............................................      2,897      3,329      1,413        1,348
Statutory surplus--Universal.......................................      3,610      3,882      3,562        3,196


    The Company believes the Proposed Acquisition will facilitate the expansion of the Company's retained risk automobile insurance business in North Carolina and provide the Company with access to a larger group of independent agents in North Carolina.


    The Letter of Intent provides that the Company will acquire all of the outstanding capital stock of Innovative. The Company would issue 220,000 shares of convertible nonvoting special (preferred) stock and pay $400,000 (subject to adjustment) in cash. The Company also would pay at closing approximately $1.9 million of Innovative indebtedness (including accrued interest) owed to Innovative's current shareholders. The special stock would (i) have liquidation rights not junior to any other capital stock of the Company and a liquidation value of $10.00 per share, (ii) pay quarterly dividends at a rate equal to $0.62 annually per share, (iii) subject to certain conditions, be convertible into 275,000 shares of Common Stock and (iv) be redeemable by the Company at a premium beginning on August 15, 2000. The consummation of the Proposed Acquisition is subject to a number of conditions, including the execution of a definitive purchase agreement, the receipt of all necessary government and regulatory approvals and satisfactory completion of due diligence by all parties. With limited exceptions, the Letter of Intent is not binding on the parties thereto. There is no assurance that the Company and Innovative will agree on the terms of a definitive purchase agreement or that, if such agreement is entered, that the transaction ultimately will close.

                                  RISK FACTORS

    THERE ARE CERTAIN RISKS INVOLVED IN AN INVESTMENT IN THE COMMON STOCK. ACCORDINGLY, PROSPECTIVE PURCHASERS OF THE COMMON STOCK SHOULD CONSIDER CAREFULLY THE FACTORS SET FORTH BELOW AS WELL AS THE OTHER INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE INTO THIS PROSPECTUS.

ANTICIPATED CHANGES IN AUTOMOBILE INSURANCE BUSINESS IN SOUTH CAROLINA

    Commission and service income earned by the Company as a servicing carrier for the SC Facility constitutes the Company's largest source of revenues. The Company's agreement with the SC Facility expires September 30, 1999. However, if legislation recently approved by the South Carolina Senate is enacted, the SC Facility will be gradually phased-out over the next three years. In any event, the Company believes that the number of South Carolina drivers obtaining insurance from the SC Facility will be significantly reduced over the next few years as a result of either the enactment of this or other proposed legislation or anticipated regulatory action increasing premium rates. Accordingly, the Company could earn significantly less commission and service income in the future, which could materially adversely affect the Company's results of operations. While the Company believes that a gradual depopulation of the SC Facility will present opportunities for the Company to expand its risk-bearing automobile insurance business in South Carolina, there can be no assurance that the Company's strategy to expand such business will be successful or that such business will be profitable. See "--Re-Entry into Risk-Bearing Activities" and "Business--Nonstandard Automobile Insurance Business."

FINANCIAL CONDITION; RECENT LOSSES

    The Company incurred substantial losses from 1989 through 1994. For the years ended December 31, 1992, 1993 and 1994, the Company recorded net losses of approximately $32.7 million, $1.0 million (after an extraordinary item) and $19.1 million, respectively. Losses incurred by the Company through 1994 significantly reduced the shareholders' equity of the Company and the statutory surplus of its insurance subsidiaries. As a result, the Company suspended its insurance activities on which it retained risks in the first half of 1995. Having increased capital and improved operating results, the Company received authorization from the South Carolina Department of Insurance to resume underwriting new business on a limited basis during the third quarter of 1996. Although the Company reported net income of $1.2 million and $5.2 million for the years ended December 31, 1995 and 1996, respectively, and $0.7 million for the three months ended March 31, 1997, there can be no assurance that the Company will not suffer further operating losses in the future which may significantly affect its financial condition. See "--Uncertainty Associated with Estimating Reserves; History of Reserve Deficiencies." The Company also has experienced negative cash flows from operations for each of the last three fiscal years. The Company's withdrawal from most of its insurance activities on which it retained risks caused a significant reduction in its operating cash flows while the Company continued to pay a significant amount of claims related to the run-off of such retained risk activities. While the Company has been able to meet its cash flow obligations through the sale of investments, there can be no assurance that the Company will be able to meet its cash flow requirements in the future if claims payment requirements significantly exceed the Company's current expectations.

UNCERTAINTY ASSOCIATED WITH ESTIMATING RESERVES; HISTORY OF RESERVE DEFICIENCIES

    Although the Company currently underwrites insurance on a limited basis, the Company has historically written substantial amounts of insurance on a retained risk basis, and as such it could report significant losses in the future in excess of its current reserves for unpaid losses and loss adjustment expenses ("LAE") due to this past underwriting activity. The reserves for losses and LAE established by the Company are estimates of ultimate amounts needed to pay reported and unreported claims and related expenses based on facts and circumstances known to the Company at the time it established the reserves. Substantial uncertainties are inherent in the establishment of appropriate reserves for property and casualty insurers. Such uncertainties are significantly greater in estimating reserves for environmental, toxic tort and other casualty claims which the Company continues to maintain. Due to the inherent uncertainty of estimating reserves, it has been necessary, and may over time continue to be necessary, to revise estimated future liabilities as reflected in the Company's reserves for claims and policy expenses.

    For each of the three years ended December 31, 1994, 1995 and 1996, the Company incurred increases in estimated losses and LAE for claims occurring in prior years of approximately $17.0 million, $3.4 million and $1.1 million, respectively. For the calendar years 1986 through 1993, the Company ultimately experienced cumulative reserve deficiencies for those years that ranged between $23 million and $89 million. To the extent that reserves prove to be deficient in the future, the Company will have to increase its reserves by the amount of the deficiency and incur a charge to earnings in the period such reserves are increased, which could have a material adverse effect on the results of operations and financial condition of the Company. See "The Company" and "Business--Reserves for Losses and Loss Adjustment Expenses."

RE-ENTRY INTO RISK-BEARING ACTIVITIES

    As a result of its operating losses and impaired financial condition, the Company suspended all insurance underwriting activities on which it retained insurance risks in the first half of 1995. Following a recapitalization, an improvement in operating results and the approval of the South Carolina Director of Insurance, the Company resumed insurance underwriting activities on a limited, risk-bearing basis in the third quarter of 1996. The Company's strategy for adapting to the anticipated depopulation of the SC Facility and the consequent reduction in service and commission income is dependent on the Company's ability to market and sell nonstandard automobile insurance on a profitable basis to insureds withdrawing from the SC Facility. The ability of the Company to market, sell and profitably underwrite nonstandard automobile insurance and other lines of insurance may be significantly affected by a variety of factors specific to the Company or the business, including the following:

    ABILITY TO MARKET PRODUCTS THROUGH EXISTING AGENCY RELATIONSHIPS. The Company intends to capitalize on its agency relationships in order to market and sell nonstandard automobile insurance. Currently, all private passenger automobile liability insurance business produced by Designated Agents must be ceded to the SC Facility and, as a result, such agents are not permitted to produce such business for insurers in the voluntary market. If, however, the SC Facility is reorganized pursuant to legislation recently approved by the South Carolina Senate, then the Designated Agents will be allowed to produce automobile insurance business for the voluntary market. There can be no assurance that Designated Agents will be legally permitted to write voluntary business for the Company or that the Company will be able to recruit Designated Agents that it currently services or has serviced in the past to market and sell its nonstandard automobile insurance products.

    UNCERTAIN PRICING AND PROFITABILITY. Although the Company has been servicing the SC Facility since 1974, it has only recently begun to underwrite nonstandard automobile insurance on a retained risk basis. There can be no assurance that the Company will be able to price its nonstandard automobile products or rate potential policyholders profitably or competitively. Further, it is unclear what impact depopulation of the SC Facility will have on the competitive environment for nonstandard automobile insurance in South Carolina. The Company likely will compete with regional and national insurers that have greater financial resources than the Company and superior ratings from A.M. Best Company, Inc. ("A.M. Best").

    REGULATORY CONSTRAINTS ON UNDERWRITING ACTIVITIES. The South Carolina Director of Insurance authorized the resumption of underwriting activities by the Company on the condition that the Company maintain a ratio of net premiums written to statutory surplus of 0.85 to one, which ratio is substantially lower than the maximum three to one ratio normally allowed by the regulators. As a result of this requirement, net premiums written in 1997 cannot exceed $19.7 million based on the statutory surplus of SCIC (the Company's principal insurance subsidiary) of approximately $23.2 million as of March 31, 1997.

Due to the Company's history of operating losses and recently impaired financial condition, the Company has been, and anticipates that it will continue to be, subject to more stringent regulatory scrutiny and limitations than other insurance carriers which could significantly impede its ability to expand its underwriting activities.

    FUTURE GROWTH AND CONTINUED OPERATIONS DEPENDENT ON ACCESS TO
CAPITAL. Significant future growth in the Company's risk-bearing insurance operations will depend on the Company's ability to obtain additional capital for its insurance subsidiaries. Such capital will likely have to be obtained through equity or debt financing as well as retained earnings. There can be no assurance that the Company will have access to sufficient capital to support future growth and to satisfy the capital requirements of rating agencies and regulators.

    ABSENCE OF RATING. The Company has elected not to be rated by A.M. Best, the industry's leading rating authority, and accordingly was last assigned a group rating of NR-3 ("Not Rated--Rating Procedure Inapplicable"). A.M. Best is an independent company which rates insurance companies based on its judgment of factors related to the insurer's ability to meet policyholder and other contractual obligations. Most of the Company's competitors have A.M. Best ratings. While the Company believes the lack of a rating is less significant in underwriting nonstandard automobile business than other lines of business, there can be no assurance that the Company's current absence of a rating or any future rating will not affect the Company's competitive position and results of operations.

RISKS ASSOCIATED WITH THE NATIONAL FLOOD INSURANCE PROGRAM

    The Company derives a substantial portion of its net income from its role as a servicing carrier for the NFIP. While the Company remains one of the leading producers of flood insurance, the volume of premiums serviced by the Company has declined in recent years. The volume of flood insurance written by the Company and the Company's results of operations could be adversely affected by a variety of factors specific to the Company or the NFIP generally, including the following:

    ABSENCE OF HOMEOWNER'S INSURANCE PRODUCT. The Company currently does not offer a homeowner's insurance product in conjunction with its flood products. Many consumers in flood-prone areas purchase flood insurance at the same time they purchase homeowners insurance. Accordingly, the Company believes that its failure to offer a homeowner's insurance product has limited its ability to expand its flood insurance business in certain markets.

    SYSTEMS OPERATIONS. The Company has encountered difficulties in complying with statistical reporting requirements of the Federal Emergency Management Agency ("FEMA"). FEMA has given the Company until June 26, 1997 to comply with FEMA statistical reporting requirements. In order to comply with such requirements, the Company has recently entered into an agreement with a major provider of processing services for the NFIP to outsource the processing of its flood insurance business. Although the Company expects that its new outsourcing arrangement will enable the Company to meet FEMA statistical reporting requirements, there can be no assurance that the Company will in fact be able to do so or that the Company will be able to comply with such requirements on an ongoing basis. If the Company fails to comply with FEMA statistical reporting requirements, it could be prohibited from writing flood insurance through the NFIP, which would materially adversely affect the Company's results of operations.

    INDEPENDENT AGENTS. The Company markets flood insurance through independent agents. While the Company believes that the commissions and services it provides to its agents are generally competitive with other servicing carriers, there can be no assurance that the Company will be able to continue to attract and retain independent agents to sell its flood insurance products.

    VOLATILITY OF FLOOD CLAIMS BUSINESS. Since the demand for flood insurance typically increases after the occurrence of floods and the Company's results of operations are favorably affected through servicing flood claims, the extent to which floods occur infrequently or are minimal in magnitude could have an adverse effect on the profitability of the Company. See "Business--Flood Insurance--Claims" and "Business--Other Business--Insurance Network Services."

    LEGISLATIVE AND CONTRACT CHANGES. The Company's agreement with the NFIP is renewed annually and is conditioned upon the Company meeting certain standards and requirements, including growth targets, prescribed by FEMA. Commission rates for servicing carriers participating in the NFIP are set annually by FEMA. There can be no assurance that future federal legislative or regulatory changes in the NFIP will not also adversely affect the Company's results of operations. Furthermore, there can be no assurance that FEMA will renew its agreement with the Company or that FEMA will not reduce the commission currently paid to servicing carriers.

DEPENDENCE ON KEY PERSONNEL

    The future success of the Company depends significantly upon the efforts of certain key management personnel including former Governor of South Carolina John C. West, Chairman of the Board of Directors, Ernst N. Csiszar, President and Chief Executive Officer, and John A. Weitzel, Chief Financial Officer. Loss of any of these individuals could adversely affect the Company's business. Mr. Csiszar was diagnosed in November 1995 as having chronic myelogenous, a form of leukemia for which he is currently receiving treatment. Mr. Csiszar's illness currently is in remission and, to date, has not significantly impaired Mr. Csiszar's ability to perform his duties as President and Chief Executive Officer. There can be no assurance that the Company will be able to recruit and retain additional qualified management personnel in the future. See "Management--Directors and Executive Officers of the Company."

COMPETITION

    The markets in which the Company does, or plans to do, business generally are highly competitive. The Company competes with large national companies and smaller regional companies. The Company's competitors generally have greater financial and marketing resources and insurance underwriting experience than the Company and superior ratings from A.M. Best, which are factors which may significantly influence, in particular, the Company's ability to market and profitably sell its insurance products.

    Management believes that the Company's ability to compete with other companies in its chosen lines of business will also be affected by, among other things, its ability to develop competitive and profitable products and the quality of service it provides to customers as well as to its agents. There can be no assurance that the Company's responses to the highly competitive environment in which it operates will be successful. Nor can there be any assurance that the Company's limited capital and lack of rating from A.M. Best will not prevent it from actively competing in the current market place. See "Business-- Competition."

RISKS ASSOCIATED WITH SYSTEMS OPERATIONS

    The Company operates and maintains its own computer system for its operations, including policy issuance, billing, claims processing and financial and management reporting. Commencing in late 1994, the Company began changing its policy and claims processing operations from an outsourcing arrangement with a third party vendor to its own computer systems primarily to reduce operating expenses. The Company has experienced difficulties in transitioning to its computer systems, particularly in its MGA commercial lines operations, and is in the process of establishing a data bridge between the Company's internal data processing systems in order to eliminate redundant entry of policy information and reduce policy issuance time. The Company anticipates that such transitioning will be completed during the third quarter of 1997. There can be no assurance that the data bridge will be implemented as scheduled and as such, the Company's plans to assume a portion of the MGA commercial lines risk may be delayed which delay could adversely affect the Company's results of operations.

DIVIDEND AND OTHER RESTRICTIONS

    The Company is a holding company with no direct operations, the principal asset of which is the capital stock of its wholly-owned subsidiaries. As a holding company, the Company's primary sources of cash needed to meet its obligations, including principal and interest payments with respect to any indebtedness, are dividends and other permitted payments from its subsidiaries and affiliates. The payment of dividends to the Company by SCIC, the Company's principal subsidiary and the parent company of the Company's other insurance subsidiaries, is subject, among other things, to limitations imposed by the South Carolina insurance laws and regulations and will depend on SCIC's statutory earnings, statutory surplus and capital. These laws and regulations limit the aggregate amount of dividends or distributions that SCIC may declare or pay to the Company within any 12-month period without the permission of the South Carolina Director of Insurance. The payment of dividends to SCIC by the Company's other insurance subsidiaries is subject to similar limitations. See "Business--Regulation-- Regulation of Dividends and Other Payments from Insurance Subsidiaries." There can be no assurance that legislative changes will not result in statutory provisions more restrictive than those currently in effect. For the past five years, SCIC has not made a dividend payment to the Company. The inability of the Company's subsidiaries to pay dividends to the Company could have a material adverse effect on the Company's ability to meet the cash requirements of the holding company or to pay dividends to its shareholders.

CONTROL BY PRINCIPAL SHAREHOLDERS


    Prior to the completion of the Offering, the three principal shareholders of the Company are the Selling Shareholder, a group of investors that acquired shares of Common Stock from the Company in a private transaction in September 1996 (the "Powers Group") and a second group of investors that acquired shares of Common Stock from the Company in a private transaction in March 1996 (the "Avent Group"), who beneficially own approximately 29.9%, 41.3% and 12.4%, respectively, of the Common Stock on a fully diluted basis. After completion of the Offering, the Powers Group and the Avent Group will beneficially own approximately 36.4% and 10.7%, respectively, of the Common Stock on a fully diluted basis. Accordingly, the Powers Group and the Avent Group will have the ability to exert significant influence over the policies and affairs of the Company and will have the right to designate two directors and one director, respectively, to be included as nominees for election to the Board of Directors by the shareholders. See "Principal and Selling Shareholders."


GOVERNMENT REGULATION

    The Company is subject to substantial government regulation in each of its lines of business and each of the states and other jurisdictions in which it conducts business. As a servicing carrier for the SC Facility and the NFIP, the Company must comply with certain requirements and guidelines established by the South Carolina Department of Insurance and FEMA, respectively. The Company's failure to comply with these requirements and guidelines could result in the termination of the Company's participation in these programs. See "--Risks Associated with National Flood Insurance Program," "Business--Nonstandard Automobile Insurance," "Business--Flood Insurance" and "Business--Regulation."

    The Company's insurance, MGA and excess and surplus lines brokerage businesses are also subject to regulation by the insurance departments in each of the states in which these businesses are conducted. The regulation of the Company's insurance subsidiaries is designed to protect the interests of policyholders as opposed to stockholders and typically relates to authorized lines of business, premium rates, capital and surplus requirements, investment parameters, underwriting limitations, transactions with affiliates, dividend limitations and changes in control. The Company is also subject to assessments by guaranty funds related to insolvent insurers and by governmental pools and associations, including the North Carolina Reinsurance Facility (the "NC Facility"). These assessments may materially affect the Company's results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Regulation." The Company is also subject to a risk-based capital ("RBC") formula which has been adopted to enable insurance regulators to evaluate the adequacy of statutory capital and surplus of property and casualty insurers in relation to investment and insurance risks. No assurance can be given that future legislative or regulatory changes will not adversely affect the Company. See "--Re-entry into Risk-Bearing Activities--Regulatory Constraints on Underwriting Activities" and "Business-- Regulation."

GEOGRAPHIC CONCENTRATION

    A large portion of the Company's business is concentrated in the states of South Carolina (60% of total 1996 gross premiums written), North Carolina (13% of total 1996 gross premiums written) and Kentucky (8% of total 1996 gross premiums written). As such, the Company's revenues and profitability may be significantly affected by prevailing economic, regulatory, demographic and other conditions in these states. For example, proposed legislation is currently pending before the South Carolina legislature which, if enacted, would materially affect the Company's business with the SC Facility. See "--Anticipated Changes in Automobile Insurance Business in South Carolina."

SHARES ELIGIBLE FOR FUTURE SALE AND POSSIBLE EFFECT ON THE MARKET PRICE OF THE
  COMMON STOCK


    Upon completion of the Offering, there will be outstanding 7,253,238 shares of Common Stock. The shares of Common Stock offered hereby by the Company and the remaining issued and outstanding shares of Common Stock will be freely tradeable in the public market without restriction under the Securities Act of 1933, as amended (the "Securities Act"), by persons other than affiliates of the Company.



    The Company, its officers and directors and certain shareholders (who upon completion of this Offering will beneficially own in the aggregate approximately
4.2 million shares of Common Stock) have agreed not to, for a period of 180 days after the date of this Prospectus and subject to certain exceptions, directly or indirectly, (i) offer, sell, contract to sell or otherwise dispose of any shares of Common Stock or securities convertible into or exchangeable for Common Stock or (ii) enter into any swap or other agreement or any transaction that transfers, in whole or in part, the economic consequences of ownership of shares of Common Stock whether any such swap or other agreement is to be settled by delivery of shares of Common Stock, other securities, cash or otherwise without the prior written consent of Advest, Inc., as representative of the Underwriters. See "Underwriting."


    No prediction can be made as to the effect, if any, that future sales of shares, or the availability of shares for future sale, will have on the market price of the Common Stock prevailing from time to time. Sales of substantial amounts of Common Stock in the public market, or the perception that such sales could occur, could adversely affect prevailing market prices for the Common Stock. If such sales reduce the market price of the Common Stock, the Company's ability to raise additional capital in the equity markets also could be adversely affected.

MARKET FOR COMMON STOCK; POSSIBLE PRICE VOLATILITY


    The Common Stock is currently traded on The Nasdaq Stock Market, and its average daily trading volume over the 52 weeks ended May 30, 1997 was approximately 6,084 shares. While the shares to be sold by the Company in the Offering will increase the amount of Common Stock available for trading, there can be no assurance that a more active trading market will develop or, if developed, that it will be maintained.


    The market price of the Common Stock has experienced significant volatility over the last five years. Factors such as significant claims payments, adjustments in reserves, changes in the value of the Company's investment portfolio, cancellation or amendment of contractual relationships, competitive market conditions, governmental regulation, regulatory approvals or developments relating to corporate alliances or proprietary rights may have a significant impact on the market price of the Common Stock. In addition, general market price declines, volatility or share illiquidity in the future could adversely affect the market price of the Common Stock. There can be no assurance that the market price of the Common Stock will not decline after an investor purchases shares, or that following the purchase of the shares of Common Stock, a shareholder will be able to sell shares at a price equal to or greater than the public offering price. See "Market Price of Common Stock."

EFFECT OF CERTAIN ANTI-TAKEOVER PROVISIONS

    The Company's Articles of Incorporation, the South Carolina Business Corporation Act of 1988, as amended, and the insurance laws of states in which the Company conducts business contain certain provisions which could delay or impede the removal of incumbent directors and could make more difficult a merger, tender offer or proxy contest involving the Company, even if such a transaction would be beneficial to the interests of the shareholders, or could discourage a third party from attempting to acquire control of the Company. In particular, the classification of the Company's Board of Directors and insurance regulations which require prior regulatory approval with respect to a change of control could have the effect of delaying or preventing a change in control of the Company. See "Description of Capital Stock--Existing Anti-takeover Provisions" and "Business--Regulation."

                                  THE COMPANY

    SBIG is the holding company parent of SCIC, Seibels, Bruce & Company ("SBC") and the wholly-owned subsidiaries of SCIC and SBC. The Company's predecessor was established in 1869 in Columbia, South Carolina as a small insurance and real estate business. SCIC was formed in 1910 to write fire insurance coverage. SCIC eventually became the parent company of the other insurance subsidiaries, which include Catawba Insurance Company ("Catawba"), Consolidated American Insurance Company ("Consolidated American") and Kentucky Insurance Company. SBIG, a South Carolina corporation, was formed in 1978 to become the holding company of the group.

    During the 1970s, the Company created a new business that developed, marketed and serviced computer software systems for the property and casualty insurance industry and provided computer processing for certain customers. Between 1981 and 1985, the Company sold its entire interest in the company, Policy Management Systems Corporation ("PMSC"), which is now a publicly-held company currently listed on the New York Stock Exchange. By the early 1980s, the Company's expanded operations included property and casualty insurance underwriting, the servicing of various accounts, reinsurance, life, credit life and title insurance, travel agency services, computer systems, flood operations, reinsurance facility servicing carrier operations, excess and surplus lines and loss adjustment services.

    Beginning in 1981 the Company experienced a series of financial losses. As part of its plans to expand operations nationwide, the Company acquired a California managing general agency, Rathbone, King & Seeley, Inc. ("RKS"), in 1981. Through RKS' insurance company subsidiary, American Star Insurance Company ("American Star"), the Company assumed and continued to write general liability policies in the western United States that included contractors' liability and environmental coverages. RKS and American Star subsequently accumulated substantial losses and were sold in 1985. A portion of the liabilities and corresponding losses were retained by the Company. See "Business--Reserves for Losses and Loss Adjustment Expenses."

    During the late 1980s, the Company, through its subsidiary Consolidated American, began writing increasingly larger amounts of commercial and workers' compensation coverages in the Southeast, particularly in Florida. These risks generated substantial losses for the Company as well and were discontinued in the early 1990s. The last of these policies expired in 1994.

    Natural catastrophes had an adverse effect on the Company due to the significant amount of personal and commercial business written by the Company in the Southeast. In 1989 and 1992, respectively, Hurricanes Hugo and Andrew resulted in significant claims paid (after reinsurance) by the Company.

    In December 1993, the Company initiated a recapitalization plan pursuant to which the Selling Shareholder purchased a previously outstanding loan in the amount of approximately $23 million and the accrued interest thereon from the original holder at a discount. The Selling Shareholder exchanged the $23 million loan for a new $10 million loan, resulting in an extraordinary gain from extinguishment of debt, net of income taxes, of approximately $9.2 million. During 1994, the Selling Shareholder exchanged the new $10 million loan for Common Stock. The Company also sold certain of its subsidiaries which were no longer compatible with its future business plans, including its credit life subsidiary (for which the Company retains responsibility for certain policies and continues to run-off the remaining book of business), an insurance premium financing services subsidiary and a travel agency.

    In 1994, the Company reduced its net writings of personal lines business written in the States of Georgia, Kentucky, North Carolina, South Carolina and Tennessee. Continuing operating losses reduced the Company's shareholders' equity to $650,000 by the end of 1994; the Company suspended all underwriting operations in early 1995 and began a year-long process of non-renewing this business effective during the second quarter of 1995.

    During the first quarter of 1995, the Company received net proceeds of approximately $5.1 million from a Rights Offering. A loan to the Company by the Selling Shareholder was repaid during the second quarter of 1996 with proceeds from a private transaction in which the Company issued 408,750 unregistered shares of Common Stock and options to acquire an additional 408,750 shares. In the third quarter of 1996, an investor group acquired 1,562,500 shares of Common Stock plus options to acquire an additional 1,562,500 shares of Common Stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

    Beginning in 1995, the Company replaced the Chief Executive Officer and Chief Financial Officer and began an ongoing effort to recruit additional management. New management has taken a number of actions to stabilize and improve the Company's financial condition through significant cost reductions, the raising of new equity capital and a renewed emphasis on non-risk fee-based businesses. As a result of these actions and the relative stabilization of loss experience, the Company was profitable in 1995 and 1996 and resumed limited insurance underwriting activities for which it retains risk in 1996. For the fiscal year ended December 31, 1996, the Company's total revenue was approximately $57.2 million, net income was approximately $5.2 million and shareholders' equity increased to approximately $23.8 million. For the three months ended March 31, 1997, the Company's total revenue was approximately $14.5 million, net income was approximately $0.7 million and shareholders' equity increased to $24.2 million.

                                USE OF PROCEEDS


    Based on an assumed offering price of $7.00 per share, the net proceeds to the Company of the Offering are estimated to be approximately $6.0 million (approximately $8.8 million if the Underwriters' over-allotment option is exercised in full), after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company. The proceeds derived from the sale of shares offered by the Company will be retained for general corporate purposes, including possible acquisitions. The Company regularly evaluates possible acquisition opportunities and has entered a Letter of Intent to acquire Innovative. See "Prospectus Summary--Recent Developments." The Company is not currently a party to any other letter of intent regarding any acquisition. In the event the Company consummates the Proposed Acquisition, it will use approximately $0.4 million of the net proceeds of this Offering to fund such acquisition and approximately $1.9 million of the net proceeds to pay Innovative indebtedness (including accrued interest), $1.0 million of which matures on June 30, 1997 and bears interest at 10% per annum and $0.8 million of which matures on September 27, 1998 and bears interest at 8.5% per annum. The Company will contribute a portion of the proceeds to one or more of its insurance company subsidiaries for statutory surplus as necessary to support insurance operations. The Company will not receive any proceeds from any sale of the shares of Common Stock offered by the Selling Shareholder.


                                DIVIDEND POLICY

    There have been no dividends declared by the Company during the past five years, and the Board of Directors does not presently intend to pay any cash dividends in the foreseeable future. The declaration of cash dividends is at the discretion of the Board of Directors and is based on earnings, financial condition, capital requirements, regulatory constraints and other relevant factors. The ability of the Company to declare and pay cash dividends, as well as to pay any debt service, is dependent upon the ability of SCIC to declare and pay dividends to the Company. The payment of dividends by SCIC to the Company is restricted by the South Carolina Insurance Holding Company Regulatory Act. See "Risk Factors-- Dividend and Other Restrictions" and "Business--Regulation--Regulation of Dividends and Other Payments from Insurance Subsidiaries."

                          MARKET PRICE OF COMMON STOCK

    The following table sets forth the range of high and low closing prices as reported on The Nasdaq Stock Market. This table reflects a 1-for-4 reverse stock split of the Common Stock that occurred on April 10, 1997.


                                                      HIGH        LOW
                                                     -------    -------
1995
    First Quarter.................................   $12        $ 4
    Second Quarter................................     5 1/4      3
    Third Quarter.................................     4 1/8      3
    Fourth Quarter................................     7 1/4      2
1996
    First Quarter.................................   $16        $ 6 1/2
    Second Quarter................................    12 1/2      9 1/2
    Third Quarter.................................    10 1/2      8
    Fourth Quarter................................    10 3/4      8
1997
    First Quarter.................................   $ 9 1/2    $ 7 1/4
    Second Quarter (through June 3, 1997).........     8 1/4      6 1/8



    On June 3, 1997, the closing price of the Common Stock on The Nasdaq Stock Market was $7.25 per share. There were approximately 2,772 shareholders of record as of June 3, 1997. This number does not include beneficial owners holding shares through nominee or "street" names.

                                 CAPITALIZATION

    The following table sets forth the capitalization of the Company as of March 31, 1997 and as adjusted to reflect the exercise of a purchase warrant by the Selling Shareholder and the sale of the 1,000,000 shares of Common Stock offered by the Company hereby (assuming an offering price of $7.00 per share):


                                                                                               MARCH 31, 1997
                                                                                           -----------------------
                                                                                             ACTUAL    AS ADJUSTED
                                                                                           ----------  -----------
                                                                                               (IN THOUSANDS)
Total debt...............................................................................  $        0   $       0
                                                                                           ----------  -----------
Shareholders' equity:
  Special Stock: no par value, authorized 5,000,000 shares, none issued or outstanding...           0           0
  Common Stock: $1.00 par value; 12,500,000 shares authorized; 6,192,172 shares issued and outstanding; 7,238,636 shares issued and outstanding, as
    adjusted(1)..........................................................................       6,192       7,239
  Additional paid-in capital.............................................................      54,218      59,183
  Unrealized gain (loss) on investments..................................................      (1,011)     (1,011)
  Accumulated deficit....................................................................     (35,188)    (35,188)
                                                                                           ----------  -----------
    Total shareholders' equity...........................................................      24,211      30,223
                                                                                           ----------  -----------
      Total capitalization...............................................................  $   24,211   $  30,223
                                                                                           ----------  -----------
                                                                                           ----------  -----------


------------------------


(1) Does not include, as of June 3, 1997, (i) 2,860,912 shares of Common Stock reserved for issuance upon the exercise of stock options outstanding on such date and (ii) 40,186 shares of restricted stock issued pursuant to the Company's stock plans. Of the outstanding options, 803,250 have an exercise price of $6.00 per share and 1,967,662 have exercise prices of $8.00 or more per share.

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The following selected consolidated financial data of the Company are qualified by reference to and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Consolidated Financial Statements and Notes thereto included or incorporated by reference in this Prospectus. The selected financial data presented below as of the years ended December 31, 1992 through 1996 and for each of the fiscal years in the five-year period ended December 31, 1996 have been derived from the Company's consolidated financial statements which have been audited by Arthur Andersen LLP, independent accountants (in thousands, except per share amounts).

                                                                                                   THREE MONTHS ENDED
                                                        YEAR ENDED DECEMBER 31,                         MARCH 31,
                                       ---------------------------------------------------------  ---------------------
                                          1992         1993       1994        1995       1996        1996       1997
                                       -----------  ----------  ---------  ----------  ---------  ----------  ---------
                                                                                                       (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
  Revenues:
    Commission and service income....  $   35,943   $  41,625   $  60,669  $  49,572(1) $  45,585 $  10,115   $  10,964
    Property and casualty premiums...     117,172      55,331      14,718     10,384       7,186      2,999       2,309
    Credit life premiums.............       4,247       3,207       1,801        890         478        125          14
    Net investment income............       9,973       5,455       5,321      3,176       3,006        660         708
    Other interest income............       2,987       1,635         905      1,154         801        118         297
    Realized gains (losses) on
      investments....................       7,040       1,969      (6,327)       164         (14)       194         219
    Other income.....................       4,019       4,697       2,673        843         151         23           4
                                       -----------  ----------  ---------  ----------  ---------  ----------  ---------
      Total revenues.................     181,381     113,919      79,760     66,183      57,193     14,234      14,515
                                       -----------  ----------  ---------  ----------  ---------  ----------  ---------
  Expenses:
    Losses and loss adjustments......          --(2)        --(2)    36,954    17,618     10,980      4,040       3,802
    Policy acquisition costs.........      35,709      17,628       5,538      3,794       1,777        683         582
    Credit life benefits.............       1,538       1,374         770        545         203         70          25
    Interest expense.................       1,853       2,527         321        308         174         85          17
    Other operating costs and
      expenses.......................          --(2)        --(2)    55,222    42,768     39,014      8,716       9,373
                                       -----------  ----------  ---------  ----------  ---------  ----------  ---------
      Total expenses.................     213,989     128,930      98,805     65,033      52,148     13,594      13,799
                                       -----------  ----------  ---------  ----------  ---------  ----------  ---------
  Income (loss) before income taxes
    and extraordinary item...........     (32,608)    (15,011)    (19,045)     1,150       5,045        640         716
  Provision (benefit) for income
    taxes............................          58      (4,762)         29         (2)       (131)         8          13
  Extraordinary item.................      --           9,235      --          --         --          --         --
                                       -----------  ----------  ---------  ----------  ---------  ----------  ---------
      Net income (loss)..............  $  (32,666)  $  (1,014)  $ (19,074) $   1,152   $   5,176  $     632   $     703
                                       -----------  ----------  ---------  ----------  ---------  ----------  ---------
                                       -----------  ----------  ---------  ----------  ---------  ----------  ---------
  Net income (loss) per share and
    common equivalent share..........  $   (17.42)  $   (0.54)  $   (6.89) $    0.28   $    0.90(3) $    0.14 $    0.11
                                       -----------  ----------  ---------  ----------  ---------  ----------  ---------
                                       -----------  ----------  ---------  ----------  ---------  ----------  ---------
  Weighted average shares
    outstanding......................       1,875       1,875       2,767      4,181       6,382      4,390       6,175

                                                                      DECEMBER 31,
                                                  -----------------------------------------------------
                                                    1992       1993       1994       1995       1996
                                                  ---------  ---------  ---------  ---------  ---------   MARCH 31,
                                                                                                            1997
                                                                                                         -----------
                                                                                                         (UNAUDITED)
BALANCE SHEET DATA:
  Total cash and investments....................  $ 161,769  $ 120,480  $  61,868  $  50,641  $  42,944   $  48,865
  Total assets (4)..............................    461,136    324,695    255,935    224,005    220,472     202,016
  Losses and loss adjustment expenses (4).......    257,602    194,682    166,698    145,523    132,152     112,597
  Total debt....................................     25,153     11,934        439      2,476          0           0
  Shareholders' equity..........................     14,219     13,902        650     10,187     23,791      24,211
  Book value per share..........................       7.58       7.41       0.18       2.43       3.86        3.91
STATUTORY SURPLUS(5)............................  $  18,440  $  17,352  $  (1,615) $   9,301  $  21,632   $  23,197

------------------------

(1) As a result of a competitive bidding process, in October 1994, the Company was awarded a new contract with the SC Facility for a smaller block of business at lower rates. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Nonstandard Automobile Insurance Business--Industry Background."

(2) Certain reclassifications were made to the expenses in 1994, 1995 and 1996 for unallocated LAE related to the Company's commission and service business units. This reclassification increased loss and LAE while decreasing other operating costs by the same amount. The data necessary to make this reclassification for 1992 and 1993 is not available. For comparison purposes, expenses for the five years ended December 31, 1996 without the effect of reclassification are shown below:

                                                                             YEAR ENDED DECEMBER 31,
                                                              -----------------------------------------------------
                                                                1992       1993       1994       1995       1996
                                                              ---------  ---------  ---------  ---------  ---------
                                                                                 (IN THOUSANDS)
Expenses:
  Losses and loss adjustments...............................  $ 125,451  $  58,285  $  33,408  $  12,921  $   6,372
  Policy acquisition costs..................................     35,709     17,628      5,538      3,794      1,777
  Credit life benefits......................................      1,538      1,374        770        545        203
  Interest expense..........................................      1,853      2,527        321        308        174
  Other operating costs and expenses........................     49,438     49,116     58,768     47,465     43,622
                                                              ---------  ---------  ---------  ---------  ---------
    Total expenses..........................................  $ 213,989  $ 128,930  $  98,805  $  65,033  $  52,148
                                                              ---------  ---------  ---------  ---------  ---------
                                                              ---------  ---------  ---------  ---------  ---------

(3) The calculation of net income per share and common equivalent share includes additional investment income earned of $566,000 in accordance with the modified treasury stock method.

(4) Includes estimated amounts recoverable by the Company under reinsurance agreements of (in thousands): $140,969 in 1992; $76,221 in 1993; $88,731 in
    1994; $84,492 in 1995; $84,725 in 1996; and $66,659 at March 31, 1997.

(5) Reflects the statutory surplus of SCIC, the Company's principal insurance subsidiary.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    The selected financial data contained herein and consolidated financial statements and related notes thereto incorporated by reference should be read in conjunction with the following discussion as they contain important information for evaluation of the Company's financial condition and operating results.

OVERVIEW

    The Company provides automobile, flood and other property and casualty insurance services and products through independent agents primarily in the southeastern United States. The Company's largest source of revenue during 1994, 1995, 1996 and the three months ended March 31, 1997 was derived from its role as one of three servicing carriers for the SC Facility. Other revenues are derived from acting as a servicing carrier for the NFIP, a MGA primarily for commercial lines and an excess and surplus lines broker as well as from storm claims adjustment and liability run-off management services. The following table shows revenues by the various lines of operations for the periods presented (in thousands):

                                                                                               THREE MONTHS ENDED
                                                                 YEARS ENDED DECEMBER 31           MARCH 31,
                                                             -------------------------------  --------------------
                                                               1994       1995       1996       1996       1997
                                                             ---------  ---------  ---------  ---------  ---------
                                                                                                  (UNAUDITED)
Current operations:
  Fee and service operations:
    SC Facility premiums-based fees........................  $  21,415  $  13,451  $  14,556  $   3,697  $   4,249
    SC Facility claims-based fees..........................     17,706     14,343     10,638      2,271      2,875
    Flood premiums-based fees..............................     10,250      9,408      8,340      1,676      1,679
    Flood claims-based fees................................        648      2,863      3,581        486        839
    Other state facilities.................................      3,188      2,613      1,390        417         50
    MGA....................................................      7,094      6,734      6,170      1,523      1,087
    Brokerage and other....................................        368        160        910         45        185
  Risk operations:
    Nonstandard automobile.................................     --         --             71     --            149
    Assumed from pools and associations....................      2,275      1,232      5,819      2,323      2,158
                                                             ---------  ---------  ---------  ---------  ---------
Total current operations...................................     62,944     50,804     51,475     12,438     13,271
Premiums from run-off risk operations......................     14,244     10,042      1,774        801         16
                                                             ---------  ---------  ---------  ---------  ---------
      Total................................................  $  77,188  $  60,846  $  53,249  $  13,239  $  13,287
                                                             ---------  ---------  ---------  ---------  ---------
                                                             ---------  ---------  ---------  ---------  ---------

    As one of three servicing carriers for the SC Facility, the Company earns commission and service income as a percentage of gross premiums written and also earns a fee on claims paid. Until October 1, 1994, the Company serviced the largest of three blocks of business for the SC Facility ("Block One"). As the result of a competitive bid process in 1994, the Company submitted the second lowest bid and was awarded a five year contract to service the second largest block of business ("Block Two") at lower rates than under its prior contract. However, the Company continued to process the remaining run-off of claims from Block One for losses incurred prior to October 1, 1994 at the rates provided under its prior contract. Premium-based fees under the new contract are 20.99% of gross premiums written (compared with a rate of 28.0% under its prior contract). The Company is responsible for paying all costs of processing the policies, including the payment to the Designated Agent that produced the business of a mandated 12% commission on gross premiums earned (which the Company recognizes in other operating costs and expenses). The Company earns claims fees in the amount of 10.98% of the gross amount of paid claims (compared with a 15.0% rate under its prior contract). The Company is responsible for paying all costs to process these claims, including adjusting expenses. However, the SC Facility reimburses the Company for legal expenses associated with processing these claims.

    Until the fourth quarter of 1995, the Company served as a servicing carrier for the North Carolina Reinsurance Facility (the "NC Facility"). This contract was cancelled by the NC Facility as a result of regulatory concerns regarding the Company. The Company continues to write nonstandard automobile insurance on a voluntary basis in North Carolina, all of which it reinsures with the NC Facility.

    Beginning in July 1996, the Company expanded its participation in the South Carolina automobile insurance market to include writing and retaining nonstandard automobile insurance policies. These revenues were not significant during 1996 or the first quarter of 1997.

    The Company is a servicing carrier for the NFIP. During 1994, 1995, 1996 and the three months ended March 31, 1997, the Company recognized commission and service income for the policies it processes in the amount of 30.6% of gross premiums written. The Company's commission rate for 1997 is 30.6%, but would increase to 32.6% if the Company is able to increase policies in force, as defined by the NFIP, by 10%. Commission rates of up to 34.6% could apply if the growth in policies in force exceeds 10%. The Company is responsible for paying all costs associated with processing the policies, including a negotiated commission to the independent agent (which the Company recognizes in other operating costs and expenses). The Company also receives a fee on the claims paid on these policies in the amount of 3.3% of incurred claims and is reimbursed for the allocated LAE ("ALAE") associated with these claims according to a standard fee schedule.

    The Company also derives revenue from its role as a MGA for Generali -- U.S. Branch. While the Company performs all services and pays all costs (including the independent agents' commissions) related to underwriting and processing policies and claims, the policies are issued for Generali. The Company earns commission income as a percentage of premiums written.

    Revenues derived from pools and associations consist of mandated participation in various state associations due to the Company's participation in such states' markets. In 1996, the Company's operating results were affected by premiums and losses assumed from the NC Facility. The amount of risk business assumed by the Company in any given year is based upon its percentage of premiums ceded to the NC Facility in prior years, which is ultimately adjusted to reflect actual current year participation. The assumption of this risk business is reflected in the Company's reported premiums, losses and loss adjustment expenses incurred and policy acquisition costs.

    The Company continues to maintain reserves and pay significant claims with respect to its run-off operations. These run-off operations relate primarily to workers' compensation policies which the Company wrote through 1993 and general liability policies written by the Company prior to 1985 (which included contractors, environmental and toxic tort coverages, primarily in California) and personal lines policies written by the Company in the southeastern United States in the late 1980s and early 1990s. Claims incurred on these policies caused substantial losses to the Company during the past 10 years.

    Beginning in early 1995, the Company replaced its Chief Executive Officer and Chief Financial Officer and began an ongoing effort to recruit additional management. New management has taken a number of actions to stabilize and improve the Company's financial condition through significant cost reductions, the raising of new equity capital and a renewed emphasis on fee-based businesses. As a result of these actions and the relative stabilization of loss experience, the Company was profitable in 1995, 1996 and the three months ended March 31, 1997 and had resumed limited underwriting activities in 1996.

RESULTS OF OPERATIONS

THREE MONTHS ENDED MARCH 31, 1997 AND 1996

    COMMISSION AND SERVICE INCOME

    Commission and service income for the three months ended March 31, 1997 increased $849,000, or 8.4%, to $10,964,000 from $10,115,000 for the three months ended March 31, 1996. This increase is due primarily to increases of $552,000 in SC Facility premium-based fees due to an increase in the number of policies serviced and higher physical damage rates and $604,000 in SC Facility claims-based fees due to a higher volume of settled claims. Flood claims-based revenues for the three months ended March 31, 1997 increased $353,000 compared to the same period in 1996. This increase is due to claims servicing activity resulting from Hurricane Fran which hit the East Coast in the fourth quarter of 1996. Commission and service income attributed to the MGA operations decreased $436,000 for the three months ended March 31, 1997 compared to the same three months in 1996. This decrease is due to lower gross premiums written in the first quarter of 1997 as a result of the Company's implementation of more stringent underwriting criteria.

    PROPERTY AND CASUALTY PREMIUMS EARNED

    Net property and casualty premiums earned for the three months ended March 31, 1997 decreased $690,000, or 23.0%, to $2,309,000 from $2,999,000 for the three months ended March 31, 1996. Premiums from run-off operations fell from $801,000 for the three months ended March 31, 1996 to $16,000 for the same period in 1997 due to the suspension of retained risk business in the first half of 1995 for which the Company continued to earn premiums in the first three months of 1996. The Company resumed limited insurance underwriting activities in July 1996, resulting in $149,000 of premiums earned on nonstandard automobile insurance premiums in the first quarter of 1997.

    CREDIT LIFE PREMIUMS EARNED

    Net credit life premiums earned for the three months ended March 31, 1997 decreased $111,000, or 88.8%, to $14,000 from $125,000 for the three months ended March 31, 1996. The Company sold its credit life business in September 1993. Under the sale agreement, the Company retained and continues to run-off the policies in force at the date of the sale.

    NET INVESTMENT AND INTEREST INCOME

    Net investment and other interest income for the three months ended March 31, 1997 increased $227,000, or 29.2%, to $1,005,000 from $778,000 for the three months ended March 31, 1996. This increase is primarily a result of increased other interest income from the Company's participation in the NC Facility. In addition, a 15.1% decrease in average total investments was more than offset by a 26.4% increase in average yield on total cash and investments (6.17% compared to 4.88%) in the quarter ended March 31, 1997 compared to the same period in 1996. In the three months ended March 31, 1996, the Company did not recognize certain interest income received relating to pending investment proceeds held in escrow.

    REALIZED GAINS ON INVESTMENTS

    Realized gains on investments were $219,000 for the three months ended March 31, 1997 compared to $194,000 for the three months ended March 31, 1996.

    OTHER INCOME

    Other income for the three months ended March 31, 1997 and 1996 was $4,000 and $23,000, respectively.

    LOSS AND LOSS ADJUSTMENT EXPENSES

    Property and casualty loss and loss adjustment expenses incurred for the three months ended March 31, 1997 decreased $238,000, or 5.9%, to $3,802,000 from $4,040,000 for the three months ended March 31, 1996. This decrease corresponds in part to the decrease in net premiums earned on run-off risk operations during the same periods. Included in loss adjustment expenses in 1997 is $288,000 related to the loss adjustment expenses on the Company's storm claims adjustment and liability run-off services division that did not commence operations until April 1996.

    POLICY ACQUISITION COSTS

    Property and casualty policy acquisition costs incurred decreased $101,000, or 14.8%, to $582,000 from $683,000 for the three months ended March 31, 1997 as compared to the three months ended March 31, 1996. This decrease is due to the reduction in net premiums written.

    CREDIT LIFE BENEFITS

    Credit life benefits incurred were $25,000 and $70,000 for the three months ended March 31, 1997 and 1996, respectively. The Company sold its credit life business in September 1993. Under the sale agreement, the Company retained and continues to run-off the policies in force at the date of the sale.

    INTEREST EXPENSE

    Interest expense was $17,000 and $85,000 for the three months ended March 31, 1997 and 1996, respectively. The majority of the interest expense during 1996 consisted of interest on notes payable to the Selling Shareholder. The Company repaid these notes in full on May 1, 1996.

    OTHER OPERATING COSTS AND EXPENSES

    Other operating costs and expenses for the three months ended March 31, 1997 increased $657,000, or 7.5%, to $9,373,000 from $8,716,000 for the three months ended March 31, 1996. Salaries and fringe benefits for the three months ended March 31, 1997 and 1996 were $3,097,000 and $2,278,000, respectively. This increase is related to the Company's addition of new management. Agent commissions included in other operating costs and expenses were $4,374,000 and $5,041,000 for the three months ended March 31, 1997 and 1996, respectively.

    INCOME TAXES

    Provision for income taxes was $13,000 and $8,000 for the three months ended March 31, 1997 and 1996, respectively. During 1997 and 1996, the Company utilized net operating loss carryforwards to offset current income taxes in the amount of $238,000 and $215,000, respectively. See "--Utilization of Net Operating Loss Carryforwards."

YEARS ENDED DECEMBER 31, 1996 AND 1995

    COMMISSION AND SERVICE INCOME

    Commission and service income for the year ended December 31, 1996 decreased $3,987,000, or 8.0%, to $45,585,000 from $49,572,000 for the year ended December
31, 1995. This decrease is due primarily to a decline of $3,705,000 in SC Facility claims-based fees as a result of the gradual reduction of claims-based fees related to the delayed effect of the Company's new contract with the SC Facility. See "--Overview." Flood premium-based revenues for the year ended December 31, 1996 decreased $1,068,000, compared to the year ended December 31, 1995, due to a decrease in the amount of flood premiums serviced by the Company. However, this decrease was partially offset by a $718,000 increase to claims-based revenues due to a larger amount of flood claims during 1996. The cancellation of the contract with the NC Facility also accounted for decreased revenues in the amount of $1,108,000.

    PROPERTY AND CASUALTY PREMIUMS EARNED

    Net property and casualty premiums earned for the year ended December 31, 1996 decreased $3,198,000, or 30.8%, to $7,186,000 from $10,384,000 for the year ended December 31, 1995. This decline is largely due to the suspension of retained risk business in the first half of 1995. The decline was partially offset by $5,819,000 of premiums which the Company was required to assume from pools and associations, the largest being the NC Facility, compared to $1,232,000 of such premiums assumed in 1995. See

"--Overview." In 1996, the Company also continued to earn premiums on personal lines business written by the Company in the first half of 1995. Although the Company resumed limited insurance underwriting activities in July 1996, these activities generated $71,000 of earned premiums in 1996.

    CREDIT LIFE PREMIUMS EARNED

    Net credit life premiums earned for the year ended December 31, 1996 decreased $412,000, or 46.3%, to $478,000 from $890,000 for the year ended December 31, 1995. The Company sold its credit life business in September 1993. Under the sale agreement, the Company retained and continues to run-off the policies in force at the date of the sale.

    NET INVESTMENT AND INTEREST INCOME

    Net investment and other interest income for the year ended December 31, 1996 decreased $523,000, or 12.1%, to $3,807,000 from $4,330,000 for the year ended December 31, 1995. This decrease is primarily a result of a decrease of $7,697,000, or 15.2%, in the Company's cash and investments from $50,641,000 at December 31, 1995 to $42,944,000 at December 31, 1996. This decrease is due to the Company's negative cash flow from operations in 1996 as the Company continued to pay claims on run-off businesses. See "--Liquidity and Capital Resources." Partially offsetting the reduction in cash and investments, the average yield on total cash and investments increased to 6.3% for the year ended December 31, 1996 from 5.9% for the year ended December 31, 1995.

    REALIZED GAINS (LOSSES) ON INVESTMENTS

    Realized gains (losses) on investments decreased $178,000 from a gain of $164,000 for the year ended December 31, 1995 to a loss of $14,000 for the year ended December 31, 1996.

    OTHER INCOME

    Other income for the years ended December 31, 1996 and 1995 was $151,000 and $843,000, respectively. Other income in 1995 included income from the settlement of a litigation.

    LOSS AND LOSS ADJUSTMENT EXPENSES

    Property and casualty loss and loss adjustment expenses incurred decreased $6,638,000, or 37.7%, to $10,980,000 from $17,618,000 for the year ended
December 31, 1995. This decrease largely corresponds to the decrease in property and casualty premiums earned and also reflects a smaller increase in the provision for prior year losses of $1,117,000 in 1996 as compared to $3,375,000 in 1995. See "Business--Loss and Loss Adjustment Expense Reserves."

    POLICY ACQUISITION COSTS

    Property and casualty policy acquisition costs incurred decreased $2,017,000, or 53.2%, to $1,777,000 from $3,794,000 for the year ended December
31, 1996 compared to the year ended December 31, 1995. This decrease is due to the reduction in net premiums written. The decline was partially offset by the policy acquisition costs associated with the premiums the Company was required to assume from the NC Facility.

    CREDIT LIFE BENEFITS

    Credit life benefits incurred were $203,000 and $545,000 for the years ended December 31, 1996 and 1995, respectively. The Company sold its credit life business in September 1993. Under the sale agreement, the Company retained and continues to run-off the policies in force at the date of the sale.

    INTEREST EXPENSE

    Interest expense was $174,000 and $308,000 for the years ended December 31, 1996 and 1995, respectively. The majority of the interest expense during both years consisted of interest on notes payable to one of the Company's principal shareholders. The Company repaid these notes in full on May 1, 1996.

    OTHER OPERATING COSTS AND EXPENSES

    Other operating costs and expenses for the year ended December 31, 1996 decreased $3,754,000 or 8.8%, to $39,014,000 from $42,768,000 for the year ended
December 31, 1995, primarily a result of the Company's continuing efforts to maintain costs at a level appropriate to the associated revenue levels. A combination of reductions in occupancy costs, data processing costs, salary and employee benefit costs and agent commissions accounted for $2,087,000 of this decrease. Agent commissions included in other operating costs and expenses were $16,352,000 for the year ended December 31, 1996 and $16,774,000 for the year ended December 31, 1995.

    INCOME TAXES

    Benefit from income taxes was $131,000 and $2,000 for the years ended December 31, 1996, and 1995, respectively. The 1996 income tax benefit resulted primarily from reversals of tax over accruals in prior years. During 1996 and 1995, the Company utilized net operating loss carryforwards to offset current income taxes in the amount of $1,590,000 and $329,000, respectively.

YEARS ENDED DECEMBER 31, 1995 AND 1994

    COMMISSION AND SERVICE INCOME

    Commission and service income for the year ended December 31, 1995 decreased $11,097,000, or 18.3%, to $49,572,000 from $60,669,000 for the year ended
December 31, 1994. This decrease is due primarily to a decline of $7,964,000 and $3,363,000 in SC Facility premiums-based fees and claims-based fees, respectively, resulting largely from the new contract effective in October 1994. The effect of this new contract caused an immediate reduction in premium-based fees and a more gradual reduction over an approximate eighteen month period in claims-based fees. See "--Overview." Flood premium-based revenues for the year ended December 31, 1995 decreased $842,000, compared to the year ended December 31, 1994, due to a decrease in the amount of flood premiums serviced by the Company. However, this decrease was more than offset by a $2,215,000 increase in claims-based revenues due to a larger volume of flood claims during 1995 than 1994.

    PROPERTY AND CASUALTY PREMIUMS EARNED

    Net property and casualty premiums earned for the year ended December 31, 1995 decreased $4,334,000, or 29.4%, to $10,384,000 from $14,718,000 for the year ended December 31, 1994. This decline is largely due to the suspension of retained risk insurance underwriting in the first half of 1995.

    CREDIT LIFE PREMIUMS EARNED

    Net credit life premiums earned for the year ended December 31, 1995 decreased $911,000, or 50.6%, to $890,000 from $1,801,000 for the year ended
December 31, 1994. The Company sold its credit life business in September 1993. Under the sale agreement, the Company retained and continues to run-off the policies in force at the date of the sale.

    NET INVESTMENT AND INTEREST INCOME

    Net investment and other interest income for the year ended December 31, 1995 decreased $1,896,000, or 30.5%, to $4,330,000 from $6,226,000 for the year ended December 31, 1994. This decrease is primarily a result of a decrease of $11,227,000, or 18.1%, in the Company's overall cash and investment position from $61,868,000 at December 31, 1994 to $50,641,000 at December 31, 1995. This decrease is due to the Company's negative cash flow from operations in 1995. See "--Liquidity and Capital Resources." Average yield on net investment income was 5.9% for both years.

    REALIZED GAINS (LOSSES) ON INVESTMENTS

    Realized gains (losses) on investments increased $6,491,000 from a loss of $6,327,000 for the year ended December 31, 1994 to a gain of $164,000 for the year ended December 31, 1995. Due to negative cash flow from operations during 1994, the Company sold bonds in a period of declining values, resulting in realized losses in 1994.

    OTHER INCOME

    Other income for the years ended December 31, 1995 and 1994 was $843,000 and $2,673,000, respectively. Other income in 1995 included income from the settlement of a litigation. Other income for 1994 included $1,737,000 from operations of the premium financing and travel agency subsidiaries which the Company sold in February 1994 and March 1995, respectively, and a $650,000 gain on the sale of the Company's premium financing subsidiary.

    LOSS AND LOSS ADJUSTMENT EXPENSES

    Property and casualty loss and loss adjustment expenses incurred for the year ended December 31, 1995 decreased $19,336,000, or 52.3%, to $17,618,000 from $36,954,000 for the year ended December 31, 1994. This decrease corresponds in part to the decrease in property and casualty premiums earned and also reflects a smaller increase in the provision for prior year losses of $3,375,000 in 1995 as compared to $16,957,000 in 1994. See "Business--Loss and Loss Adjustment Expense Reserves."

    POLICY ACQUISITION COSTS

    Property and casualty policy acquisition costs incurred decreased $1,744,000, or 31.5%, from $3,794,000 for the year ended December 31, 1995 compared to $5,538,000 in the year ended December 31, 1994. This decrease is due to the reduction in net premiums written.

    CREDIT LIFE BENEFITS

    Credit life benefits incurred were $545,000 and $770,000 for the years ended December 31, 1995 and 1994, respectively. The Company sold its credit life business in September 1993. Under the sale agreement, the Company retained and continues to run-off the policies in force at the date of the sale.

    INTEREST EXPENSE

    Interest expense was $308,000 and $321,000 for the years ended December 31, 1995 and 1994, respectively. Almost all of the interest expense during both years consisted of interest on notes payable to the Selling Shareholder. The Company repaid these notes in full on May 1, 1996.

    OTHER OPERATING COSTS AND EXPENSES

    Other operating costs and expenses decreased $12,454,000, or 22.6%, for the year ended December 31, 1995, to $42,768,000 from $55,222,000 for the year ended December 31, 1994. This decrease was primarily a result of the Company's ongoing efforts to maintain costs at a level appropriate to the associated revenue levels. The largest component of the decrease was due to workforce reductions in early 1995. At December 31, 1995, the Company employed 268 full-time employees, compared to 407 at December 31, 1994. Salaries and employee benefit expenses were $10,676,000 for the year ended December 31, 1995, compared to $14,447,000 for the year ended December 31, 1994, a decrease of

$3,771,000, or 26.1%. Additional savings were realized in the Company's data processing costs. The Company converted its SC Facility business and flood operations from the PMSC system to another data processing system in December 1994 and September 1995, respectively, reducing data processing payments to PMSC from $3,450,000 for the year ended December 31, 1994 to $1,849,000 for the year ended December 31, 1995. Agent commissions included in other operating costs and expenses were $16,774,000 for the year ended December 31, 1995 and $18,948,000 for the year ended December 31, 1994.

    INCOME TAXES

    Provision (benefit) from income taxes was $(2,000) and $29,000 for the years ended December 31, 1995 and 1994, respectively. During 1995, the Company utilized net operating loss carryforwards to offset current income taxes in the amount of $329,000.

LIQUIDITY AND CAPITAL RESOURCES

    Liquidity relates to the Company's ability to produce sufficient cash flow to fulfill obligations to pay claims, agent commissions and other operating expenses. Sources of liquidity include net income, premium collections, investment income, sales or maturities of investments and financing activities.

    Net cash provided by operations for the three months ended March 31, 1997 was $6,037,000, compared to cash used in operations of $1,492,000 for the same period in 1996. This improvement in cash flows is attributable to unusually favorable underwriting results on a cash flow basis for the SC Facility, which is expected to result in lower cash settlements at the end of the second quarter of 1997. Cash flows from investing activities for the three months ended March 31, 1997 was $1,870,000 related to investment sales and maturities, resulting in a decrease in the Company's investments in debt and equity securities from $40,252,000 at December 31, 1996 to $38,074,000 at March 31, 1997.

    Total assets as of March 31, 1997 were $202,016,000, a decrease of $18,456,000, or 8.4%, from total assets of $220,472,000 at December 31, 1996.
The majority of this decrease, $15,029,000, is related to a reduction in the reinsurance recoverable on unpaid losses and loss adjustment expenses on business ceded to the NFIP. The decrease in this asset is fully offset by a decrease in the related liability for estimated losses on this ceded business.

    The Company experienced negative cash flow from operations of $12,938,000 in 1996 (which was funded with existing cash and short-term investments), $21,711,000 in 1995 and $44,608,000 in 1994. Although the Company suspended risk-bearing insurance underwriting activities in 1995, the Company continued to pay losses and loss adjustment expenses totaling $24,584,000 in 1996, of which $16,267,000 were loss payments on prior year claims. During 1994, cash flows from operations were affected by disbursements of $26,500,000 for the settlement of all obligations to the Workers Compensation National Reinsurance Pool and a settlement of a dispute regarding the liabilities of a former subsidiary.

    Net cash used in investing activities in 1996 was $7,920,000 as $14,288,000 in new investments were acquired. The primary sources of cash for these new investments were $7,049,000 of investments that had matured or were sold and $6,873,000 from financing activities. During 1996, the Company continued to sell investments that were inconsistent with its current investment policy, which resulted in realized losses of $14,000. During 1995, the Company realized a $164,000 gain on its portfolio sales. In order to fund negative cash flow from operations during 1994, the Company sold bonds resulting in realized losses of $6,327,000.

    Total cash and investments at March 31, 1997 and December 31, 1996, 1995 and 1994 were $48,865,000, $42,944,000, $50,641,000 and $61,868,000, respectively.
At March 31, 1997, 22.0% of total investments were committed to cash and short-term investments, primarily money market funds and overnight repurchase agreements compared to 6.2% at December 31, 1996. Investments in U.S. Treasury and U.S. Government notes represented 77.7% of the portfolio as of March 31, 1997 compared to 93.4% as of December 31, 1996. The Company does not currently own any non-investment grade debt securities. See "Business -- Investments."

    All debt securities are considered available-for-sale and are carried at market value as of December 31, 1996 and 1995. The market values of the debt securities were $536,000 below book value at the end of 1996, which was reflected as a reduction in shareholders' equity, compared to $401,000 above book value as of December 31, 1995. The weighted average maturity of the fixed maturity investments was 3.8 years as of December 31, 1996. Average net investment yields on the Company's cash and investments was 6.3% in 1996 and 5.9% in 1995.

    In January 1995, the Company received proceeds from a rights offering in the amount of $5,321,000 and made a capital contribution of $5,000,000 to SCIC which prior to this contribution had negative statutory surplus. In addition, during the second quarter of 1995, the Selling Shareholder loaned the Company $2,000,000, which was contributed to SCIC's statutory surplus.

    In the third quarter of 1996, following receipt of regulatory approval, the Company sold 1,562,500 shares of unregistered Common Stock at a price of $4.00 per share to the Powers Group pursuant to a letter of intent entered into in the fourth quarter of 1995. The proceeds were used to make a $6,300,000 contribution to SCIC. In conjunction with this sale, the Company also issued to these investors stock options to acquire an additional 781,250 shares at the greater of $6.00 per share or the book value per share at the date of exercise, expiring December 31, 1998, and 781,250 shares at the greater of $8.00 or the book value per share at date of exercise, expiring December 31, 2000.

    During the first quarter of 1996, the Company sold 408,750 shares of its unregistered Common Stock at a price of $8.00 per share to the Avent Group. The proceeds of this stock sale were used to repay the $2,476,000 of notes payable which were due May 1, 1996. In addition, the Company has issued to this group stock options expiring December 31, 2000 to acquire an additional 408,750 shares at the greater of $10.00 per share or the book value per share at the date of exercise.

    SBIG is a legal entity separate and distinct from its subsidiaries. As a holding company, the primary sources of cash needed to meet its obligations, including principal and interest payments with respect to any indebtedness, are dividends and other permitted payments from its subsidiaries and affiliates.

    South Carolina insurance laws and regulations require a domestic insurer to report any action authorizing distributions to shareholders and material payments from subsidiaries and affiliates at least thirty days prior to distribution or payment except in limited circumstances. Additionally, those laws and regulations require the prior approval of the Director of Insurance of the State of South Carolina for the payment of any dividends by SCIC within any twelve-month period that exceed the greater of (i) 10% of SCIC's surplus as regards policyholders as of December 31 of the prior year or (ii) SCIC's statutory net income, not including realized capital gains or losses, for the prior calendar year. The Company's payment of cash dividends is at the discretion of the Board of Directors, upon approval of the Director of Insurance, and is based on its earnings, financial condition, capital requirements, and other relevant factors. If the ability of SCIC and the Company's other insurance subsidiaries to pay dividends or make other payments to the Company is materially restricted by regulatory requirements, it could affect the Company's ability to service its debt and/or pay dividends. In addition, no assurance can be given that South Carolina will not adopt statutory provisions more restrictive than those currently in effect.

    The volume of premiums that the property and casualty insurance subsidiaries may prudently write is based in part on the amount of statutory net worth as determined in accordance with applicable insurance regulations. The NAIC has adopted RBC requirements for property and casualty insurance companies to evaluate the adequacy of statutory capital and surplus in relation to investments and insurance risks such as asset quality, asset and liability matching, loss reserve adequacy, and other business factors. The RBC formula is used by state insurance regulators as an early warning tool to identify, for the purpose of initiating regulatory action, insurance companies that are potentially inadequately capitalized. Compliance is determined by the ratio of the companies' regulatory total adjusted capital to its authorized control level RBC (as defined by the NAIC). All four of the property and casualty insurance subsidiaries of the Company have December 31, 1996 ratios of total adjusted capital to RBC that are in excess of the level which would prompt regulatory action. The South Carolina Director of Insurance authorized the resumption of underwriting activities for which the Company retains risk on the condition that the Company maintain a ratio of net premiums written to statutory surplus of 0.85 to one. See "Business--Regulation."

UTILIZATION OF NET OPERATING LOSS CARRYFORWARDS

    The Company has unused tax operating loss carryforwards and capital loss carryforwards of approximately $94,808,000 at March 31, 1997 and $95,415,000 at December 31, 1996 for income tax purposes. However, due to a "change in ownership" event that occurred in January 1995, the Company's use of the net operating loss carryforwards are subject to limitations in future years of approximately $2,000,000 per year. In addition, these net operating loss carryforwards expire between 1999 and 2010. As a result of these limitations, the Company expects that it will not be able to utilize a majority of the net operating loss carryforwards. Net operating loss carryforwards available for use in 1997 is approximately $7,600,000 due to the tax losses incurred in 1995 subsequent to the date on which the change in ownership event occurred. See Note 6 to Notes to Consolidated Financial Statements.

                                    BUSINESS

OVERVIEW

    The Company provides automobile, flood and other property and casualty insurance services and products through independent agents primarily in the southeastern United States. The Company's largest source of revenues derives from its role as one of three servicing carriers for the SC Facility, a state-sponsored plan for insuring South Carolina drivers outside of the voluntary market. The Company also is a leading provider and an original participant in the NFIP, a flood insurance program administered by the federal government. As a servicing carrier for the SC Facility and the NFIP, the Company receives commissions and fees for issuing, processing and administering policies as well as for claims adjustment, but reinsures all insurance risks with either the SC Facility or the NFIP, as applicable. The Company provides other fee-based services as a MGA for commercial insurance, primarily for commercial lines, and as an excess and surplus lines broker, and also offers storm claims adjustment and liability run-off management services. Recently, the Company began limited efforts to market and underwrite nonstandard automobile insurance on a retained risk basis.

    The following table sets forth certain information for the Company's current insurance operations and run-off risk operations for the periods indicated.

                                                                 YEAR ENDED DECEMBER 31,
                          ------------------------------------------------------------------------------------------------------
                                          1994                                   1995                             1996
                          -------------------------------------  -------------------------------------  ------------------------
                             GROSS         NET                      GROSS         NET                      GROSS         NET
                           PREMIUMS     PREMIUMS       TOTAL      PREMIUMS     PREMIUMS       TOTAL      PREMIUMS     PREMIUMS
                            WRITTEN      EARNED     REVENUES(1)    WRITTEN      EARNED     REVENUES(1)    WRITTEN      EARNED
                          -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
                                                                      (IN THOUSANDS)
CURRENT OPERATIONS
Fee and Service Operations:
  SC Facility(2):
    Premiums/related
      fees..............   $  80,073       --        $  21,415    $  64,206       --        $  13,451    $  69,981       --
    Claims-based fees...           0       --           17,706            0       --           14,343            0       --
  Flood:
    Premiums/related
      fees..............      29,517       --           10,250       28,576       --            9,408       27,157       --
    Claims-based fees...           0       --              648            0       --            2,863            0       --
  MGA...................      25,388       --            7,094       24,245       --            6,734       18,676       --
  Brokerage and
    Other(3)............      13,485       --            3,556       10,915       --            2,773        7,342       --
Risk Operations:
  Nonstandard
    Automobile(4).......      --           --           --            2,381       --           --            2,948           71
  Assumed from
    Pools(5)............       5,332        2,275        2,275          422        1,232        1,232        6,235        5,819
                          -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
TOTAL CURRENT
  OPERATIONS............   $ 153,795    $   2,275    $  62,944    $ 130,745    $   1,232    $  50,804    $ 132,339    $   5,890
                          -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
                          -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------

RUN-OFF RISK
  OPERATIONS(6).........   $  18,728    $  14,244    $  14,244    $   9,264    $  10,042    $  10,042    $     710    $   1,774
                          -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
                          -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------


                                                THREE MONTHS ENDED
                                                  MARCH 31, 1997
                                       -------------------------------------
                                          GROSS         NET
                             TOTAL      PREMIUMS     PREMIUMS       TOTAL
                          REVENUES(1)    WRITTEN      EARNED     REVENUES(1)
                          -----------  -----------  -----------  -----------

CURRENT OPERATIONS
Fee and Service Operatio
  SC Facility(2):
    Premiums/related
      fees..............   $  14,556    $  20,187       --        $   4,249
    Claims-based fees...      10,638            0       --            2,875
  Flood:
    Premiums/related
      fees..............       8,340        5,414       --            1,679
    Claims-based fees...       3,581            0       --              839
  MGA...................       6,170        4,097       --            1,087
  Brokerage and
    Other(3)............       2,300          206       --              235
Risk Operations:
  Nonstandard
    Automobile(4).......          71          728          149          149
  Assumed from
    Pools(5)............       5,819        2,202        2,158        2,158
                          -----------  -----------  -----------  -----------
TOTAL CURRENT
  OPERATIONS............   $  51,475    $  32,834    $   2,307    $  13,271
                          -----------  -----------  -----------  -----------
                          -----------  -----------  -----------  -----------
RUN-OFF RISK
  OPERATIONS(6).........   $   1,774    $       0    $      16    $      16
                          -----------  -----------  -----------  -----------
                          -----------  -----------  -----------  -----------

------------------------
(1) Excludes revenues from investment income and other income.

(2) As a result of a competitive bidding process in October 1994, the Company was awarded a new contract with the SC Facility for a smaller block of business at lower rates. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Nonstandard Automobile Insurance Business-- Industry Background."

(3) Includes excess and surplus lines brokerage and other state facilities for which the Company acted as a servicing carrier and other fee service income.

(4) Includes nonstandard automobile insurance written on a voluntary basis in North Carolina which is reinsured 100% with the NC Facility.

(5) Consists of mandated participation in various state associations due to the Company's participation in such states' markets.

(6) Reflects revenue derived from lines of business for which the Company is no longer writing new or renewal policies. It includes (i) run-off premiums from retained credit life business in force at the time the Company sold such business in September 1993, (ii) workers' compensation premiums through 1994 and (iii) premiums on certain personal line policies. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

NONSTANDARD AUTOMOBILE INSURANCE BUSINESS

    INDUSTRY BACKGROUND

    Total private passenger automobile insurance premiums written by insurance carriers in the United States have been estimated by A.M. Best to be $122.2 billion, of which $1.5 billion was written in South Carolina, in 1995. South Carolina premiums consisted of approximately $968 million of automobile liability coverage and approximately $533 million of automobile physical damage coverage.

    Many states, including South Carolina, have state-sponsored plans to provide insurance to drivers who are unable to obtain insurance in the voluntary market. The SC Facility was created in 1974, as a result of the South Carolina Automobile Reformation Act of 1974 (the "Facility Legislation"). The Facility Legislation created a pool of "Designated Agents" which are divided into three "blocks." The Designated Agents produce automobile liability insurance business exclusively for the SC Facility through one of three servicing carriers that each service a "block" of Designated Agents. In addition, voluntary automobile insurance companies may selectively reinsure policy risks with the SC Facility by ceding up to a maximum of 35% of their automobile liability premiums to the SC Facility. Of the policies ceded to the SC Facility, as of September 30, 1996, approximately 61% were written by voluntary insurance companies and approximately 39% were written through Designated Agents by the servicing carriers. The total written premium volume for private passenger policies in the SC Facility for the fiscal year ended September 30, 1996 was approximately $452 million, and the total amount of written premium volume for private passenger policies of all Designated Agents for the fiscal year ended September 30, 1996 was approximately $175 million.

    Servicing carriers contract with the SC Facility in exchange for a percentage of premiums written and claims handled. These carriers must pay the Designated Agents assigned to them a 12% commission on the premiums for policies written by them. Each servicing carrier reinsures 100% of the risks under such policies with the SC Facility. When a policyholder whose premium has been ceded to the SC Facility incurs a loss, the voluntary insurance company or servicing carrier that issued the policy adjusts the loss and is reimbursed for the loss and expenses by the SC Facility.

    Approximately 175 Designated Agents participated in the SC Facility as of September 30, 1996. Prior to October 1994, the Company serviced the Designated Agents assigned to Block One, the largest of the three blocks. In 1994, the SC Facility for the first time instituted a bid and qualification process for each of the three blocks. The bidding was open to all qualified insurers, and successful bidders were awarded a five-year servicing contract beginning in October 1994. The Company submitted the second lowest bid and was awarded the contract to service Designated Agents assigned to Block Two. Block Two accounts for approximately one-third of both the Designated Agents and the gross premiums written through Designated Agents for the SC Facility. Block Two Designated Agents are primarily located in the Charleston area, Block One agents are primarily located in the Columbia area and Block Three includes agents located in the Greenville area.

    The Company has worked with the Designated Agents in each of the SC Facility's three blocks. From 1974 to 1994, the Company serviced the Designated Agents of Block One; since 1994, the Company has serviced the Designated Agents of Block Two; and since 1996, the Company has serviced the Designated Agents of Block Three in its capacity as a provider of run-off services for the previous Block Three servicing carrier.

    Throughout its history, the SC Facility has operated at a deficit. Total losses for private passenger automobile insurance policies in the SC Facility amounted to approximately $506 million for the fiscal year ended September 30, 1996 for a loss ratio of 111% and a combined ratio of 144%. The deficit of the SC Facility is subsidized by all South Carolina drivers who are assessed a "recoupment fee" in addition to their insurance premium. These fees ranged from approximately $50 to approximately $3,900 per insured in 1996 based upon driving records. SC Facility loss ratios have been due, in large part, to the fact that automobile insurance premium rates for drivers insured by the SC Facility have been inadequate to support the SC Facility on a self-sustaining basis. However, the current South Carolina Director of Insurance has allowed physical damage premium rate increases aggregating approximately 62% in order to reduce the SC Facility's losses related to such risks. An increase in liability rates has not yet occurred.

    The South Carolina Senate recently passed reform legislation which, if enacted, would reorganize the SC Facility over a three-year transition period. In particular, this legislation would replace the SC Facility with either an assigned risk plan or a joint underwriter association ("JUA"), and Designated Agents would lose their designated status. An assigned risk plan typically assigns qualifying insureds to insurance carriers based on their premiums written in the voluntary market, while a JUA typically shares profits and losses related to qualifying insureds among the carriers participating in the JUA. This legislation was proposed in response to the SC Facility's significant deficits and the resulting subsidization of the SC Facility through recoupment fees paid by all South Carolina drivers. The Company believes that the proposed reorganization is likely to result in SC Facility rates increasing to a self-sustaining level, thereby triggering a voluntary exit from the SC Facility by insureds able to obtain more attractive rates in the voluntary market.

    Several reform bills also are currently pending before the South Carolina House of Representatives. Although certain of these bills would not reorganize the SC Facility, they would eliminate certain factors used in rating insured South Carolina drivers and recalculate the recoupment fees. The Company believes that enactment of any of these bills would likely result in higher SC Facility rates and a voluntary with-drawal of insureds from the SC Facility.

    If the South Carolina Legislature does not enact reform legislation with respect to the SC Facility, the Company believes that the Director of Insurance will allow premium rates for liability insurance to rise to approximate self-sustaining levels based on the recent increase in physical damage rates of approximately 62%. These rate increases may be effected through adjustments to criteria under the SC Facility Legislation which are within the purview of the Director. See "Risk Factors--Anticipated Changes in Automobile Insurance Business in South Carolina."

    In the event SC Facility rates are increased and insureds voluntarily withdraw from the SC Facility, the Company believes there will be an opportunity to attract such insureds to the Company's nonstandard automobile insurance products and, eventually, into standard and preferred automobile products. In particular, the Company believes that its Designated Agent relationships, its underwriting data and experience with the SC Facility and knowledge of the South Carolina automobile insurance market will allow it to obtain and underwrite additional business. See "Risk Factors--Re-entry into Risk-Bearing Activities."

    The voluntary automobile insurance market in most states includes three tiers of risks: preferred, standard and nonstandard. Nonstandard risk drivers are individuals who are unable to obtain insurance through standard market carriers due to factors such as poor premium payment history, limited driving experience, unsatisfactory driving records, automobile make or model or other restrictive underwriting criteria. Premium rates for nonstandard risks generally are higher and policy limits generally are lower than for preferred or standard risk drivers.

    Several factors influence the tiers of the automobile insurance business, including compulsory state insurance laws, premium rate regulation, market conditions for standard automobile insurance and state assigned risk (or residual market) plans. In cases where these factors have contributed to an unattractive market environment, certain insurance companies have ceased to underwrite personal automobile insurance, many have elected to write insurance for preferred or standard risks only and others have selectively withdrawn from certain states. In addition, the underwriting standards for preferred and standard risks have become more restrictive, thereby requiring more drivers to seek coverage in the nonstandard market. These and other factors have contributed to an increase in the size of the nonstandard automobile market nationwide.

    According to statistical information derived from insurer annual statements compiled by A.M. Best, the nonstandard automobile market accounted for approximately $20.6 billion in total annual premium volume in the United States for 1995. Overall, based on information provided by A.M. Best, from 1990 through 1995, the nonstandard automobile segment grew from approximately 8.6% to approximately 14.5% of the total private passenger automobile market. In South Carolina, virtually all potential nonstandard automobile insurance business is written by the SC Facility, which had approximately $452 million in total written premium volume for private passenger coverages for the fiscal year ended September 30, 1996.

    STRATEGY

    As discussed above, the Company expects that rates in the SC Facility will increase (whether as a result of legislative or administrative action), eventually resulting in insureds leaving the SC Facility. See "Risk Factors--Anticipated Changes in Automobile Insurance Business in South Carolina." In anticipation of these expected events, the Company has adopted a transition strategy designed to expand its risk-bearing automobile insurance business and increase the profitability of its current servicing carrier operations. To accomplish these objectives, the Company intends to:

    - EXPAND RETAINED RISK AUTOMOBILE INSURANCE BUSINESS. The Company intends to expand its automobile business in South Carolina. In addition to increasing its existing physical damage coverage business, the Company plans to add liability coverage and will offer these insurance products to certain drivers voluntarily leaving the SC Facility. The Company also intends to write automobile insurance policies on a retained risk basis in North Carolina, where it currently writes nonstandard automobile liability insurance policies that are entirely ceded to the NC Facility. In addition, the Company has entered into a Letter of Intent to acquire Innovative, which writes nonstandard automobile insurance through Universal primarily in North Carolina. See "Prospectus Summary-- Recent Developments."

    - CAPITALIZE ON EXISTING AGENT RELATIONSHIPS. The Company intends to capitalize on its agent relationships to expand its risk-bearing automobile insurance business. The Company has been a servicing carrier for the SC Facility since 1974 and, as a result, has established relationships with many of the SC Facility's Designated Agents. In addition, the Company intends to continue its efforts to develop relationships with independent agents in non-urban areas which the Company believes are often not developed by larger insurance companies. The Company also intends to utilize the relationships it currently has with independent agents in North Carolina to obtain profitable risks for underwritten automobile insurance products that it will offer in North Carolina.

    - DEVELOP MULTI-TIERED PRODUCTS FOR THE AUTOMOBILE INSURANCE MARKET. The Company is developing standard and preferred automobile insurance products for qualified insureds that the Company expects will exit the SC Facility. The Company also anticipates that other insureds who voluntarily leave the SC Facility will be upgraded to standard or preferred status once they meet the underwriting criteria.

    - CAPITALIZE ON EXISTING DATABASE. The Company has been adjusting and servicing automobile insurance policies for the SC Facility since 1974. As a result, the Company has extensive knowledge of the South Carolina automobile insurance market and has developed a substantial database of insureds. The Company believes that its database will be beneficial when considering various factors relevant in underwriting and pricing automobile insurance in South Carolina. In the event the SC Facility is depopulated, the Company believes that its database will provide it with an advantage over potential competitors in profitably underwriting automobile business in South Carolina.

    - REDUCE OPERATING EXPENSES RELATED TO SC FACILITY BUSINESS. The Company's current management intends to continue to reduce expenses related to the Company's SC Facility operations as well as improve service and increase productivity. In particular, the Company continues to upgrade its management information systems in order to improve communications with its Designated Agents.

      The Company recently created integrated customer service teams and is providing pay-for-performance incentives to its agents to improve productivity and service quality.

    SERVICES AND PRODUCTS

    The Company offers automobile insurance as a servicing carrier to the SC Facility and, to a limited extent, on a retained risk basis where it retains underwriting gains and losses. Policies ceded to the SC Facility are written through Designated Agents and can include both liability and physical damage coverages. These policies have terms that range from 6 to 12 months; the majority have a term of 6 months. The SC Facility will only accept liability policies with accident limits of $15,000 to $250,000 for bodily injury coverage per person, $30,000 to $500,000 for bodily injury per accident and $5,000 to $50,000 for property damage or a combined limit of $500,000 per accident. Policies with greater limits cannot be ceded to the SC Facility.

    As a servicing carrier, the Company rates, issues, processes and administers the policies and adjusts claims on business produced by Designated Agents assigned to Block Two. The Company receives a fee based upon the premiums written as well as a fee based upon the claims that it adjusts. The Company also is managing the run-off of claims for Block Three resulting from business written before October 1994 by the servicing carrier that formerly serviced Block Three.

    The Company selectively retains physical damage coverages on a risk-bearing basis for policies with terms of 6 to 12 months. The Company resumed underwriting nonstandard products on a retained risk basis in July 1996 by writing physical damage coverage for which it retained approximately 50% of the risk and reinsured approximately 50% of the risk under a quota share reinsurance arrangement with unaffiliated reinsurers. In May 1996, the Company also acquired a book of nonowners automobile insurance business for which it retains all of the risks. Nonowners insurance is sold to an individual with a limited-purpose driver's license (e.g., work-related driving only). In South Carolina, drivers must obtain nonowners insurance even if liability and physical damage coverage has already been obtained by the employer.

    The Company also writes nonstandard automobile liability insurance in North Carolina, all of which is reinsured with the NC Facility. The NC Facility will only accept liability policies with accident limits of $25,000 to $100,000 for bodily injury coverage per person, $50,000 to $300,000 for bodily injury coverage per accident and $15,000 to $50,000 for property damage per accident.

    MARKETING

    The SC Facility requires Designated Agents to write private passenger automobile liability insurance through their assigned servicing carrier. As of September 30, 1996, approximately 175 Designated Agents participated in the SC Facility. The Company works with the Designated Agents assigned to Block Two of the SC Facility. As of September 30, 1996, approximately 65 Designated Agents were assigned to Block Two. Ten of the Designated Agents assigned to Block Two accounted for approximately 42.6% (six accounted for approximately 32.5%) of the gross premiums written for the SC Facility by the Company as of December 31, 1996.

    The Company intends to concentrate its risk-bearing activities in South Carolina, although management plans to expand selectively into additional states. The Company writes nonstandard automobile liability insurance through approximately 95 independent agents in North Carolina, all of which is currently ceded to the NC Facility. The Company intends to write and retain certain automobile insurance coverages in North Carolina in 1997. See "Prospectus Summary--Recent Developments."

    The Company seeks to foster a loyal and close working relationship with its Designated Agents and independent agents in a variety of ways. The Company conducts quarterly Agents Advisory Council meetings to learn of, and respond to, the needs of its Designated Agents and is creating similar councils for its independent agents. The Company also is developing a program that will include underwriting training to assist its Designated Agents with the anticipated changes to the SC Facility. The Company actively engages in recruiting and training new independent agents as well. The Company also provides assistance to its independent agents through the use of seminars and underwriting training and field representatives who consult with agencies on underwriting matters, assist agencies in research and accompany agents on marketing visits to current and prospective policyholders. The Company assists its independent agents with the processing of paperwork and other administrative services and provides automated services to selected agents.

    Independent agents generally are paid higher commissions than those employed directly by an insurance company, in part to account for the expenses of operating as an independent agent. The Company believes that the commissions it pays to its independent agents are competitive with the commissions paid by other insurance companies operating through independent agents. The Company also has established a stock option plan for certain eligible independent agents (including selected Designated Agents), which became effective on December 31, 1995.

    CLAIMS

    The Company's claims management unit employs approximately 90 full-time personnel who handle claims for both the SC Facility and the personal automobile risk-bearing business. In addition to claims handling teams, the Company's claims operation includes clerical, direct reporting, litigation, salvage/ automobile material damage ("AMD"), subrogation and systems teams. Claims are received and initially processed by the direct reporting team, which assigns them to a claims representative based upon loss type, severity and agent. Claims representatives review claims, obtain appropriate documentation, establish loss reserves for covered claims and negotiate and settle claims.

    Claims settlement authority levels are established for each adjustor and supervisor based on their expertise and experience. The Company processes all claims in-house with limited use of outside adjustors for specific task assignments. Outside adjustors have no authority to settle claims and are paid on a time and reasonable expenses basis. Outside appraisers are frequently used and are paid at prescribed rates. The AMD team reviews all appraisals in excess of $2,500.

    The Company recently terminated a claims supervisor after it discovered that he had falsified certain SC Facility-related claims information and documentation. The Company is conducting its own internal investigation as well as assisting investigations by the South Carolina Department of Insurance, the SC Facility and the South Carolina Attorney General. The Company estimates that the total amount of fraudulent claims was approximately $185,000. The SC Facility was improperly charged for certain of these fraudulent claims, which the Company will reimburse. The Company has a fidelity bond that is expected to pay for any losses that exceed $150,000. The Company has taken several steps to improve its internal security, including reestablishing a corporate internal audit function, testing and implementing several systems and work flow procedural enhancements, and conducting unannounced, random audits of closed and reopened files. There can be no assurance, however, that the Company will be able to prevent similar incidents of fraud in the future.

    UNDERWRITING

    A voluntary insurance company or servicing carrier (each, a "Facility Insurer") must appropriately rate and cede risks placed with the SC Facility. If a risk is improperly rated, the Facility Insurer must either increase the premium it charges the insured upon renewal of the policy or immediately refund any overcharged amount, whichever is applicable. The SC Facility examines a Facility Insurer's ratings of risks during annual underwriting audits and determines the Facility Insurer's error percentage. If a Facility Insurer's error percentage exceeds 15%, the Facility Insurer bears the cost of two additional audits and, if its error percentage remains above 15% after the second audit, is subject to losing its contract with the SC Facility. During the past five years, the Company's error percentage has consistently been under 10%. If a risk is improperly ceded to the SC Facility and a loss is incurred in connection with such risk, the SC Facility may refuse to cover such loss and, subject to an appeals process, the Facility Insurer will be solely responsible for the loss.

    Although the Company must properly rate SC Facility-related business, underwriting activities on which the Company retains insurance risks currently are limited to a small amount of the nonstandard automobile physical damage business conducted in South Carolina. See "--Nonstandard Automobile Insurance Business--Marketing." The Company underwrites this business with the goal of achieving adequate pricing and seeks to classify risks into narrowly defined segments by using all available underwriting criteria and credible historical data. As of December 31, 1996, the Company had a combined nonstandard automobile insurance underwriting and processing staff of 12 employees.

    The Company generally utilizes many factors in determining its rates, including the number of vehicles, their type, age and location, driving experience, number and type of convictions or accidents, limits of liability, deductibles and, where allowed by law, sex and marital status of the insured. Premium rates for automobile insurance generally are subject to the approval of state insurance departments. The rate approval process varies from state to state.

FLOOD INSURANCE

    INDUSTRY BACKGROUND

    Policyholders obtain flood insurance to insure structures and personal property from flood damage. The federal government, through the Federal Emergency Management Agency, underwrites the National Flood Insurance Program, a federal flood insurance program. The NFIP offers flood insurance to owners of property located in flood-prone areas both directly and through the Write Your Own Program, which was created to increase the NFIP's policy base through the promotion and servicing of flood insurance by the private insurance industry. Flood insurance premium rates are set by FEMA based on the desired amount of coverage and the location of property in one of 70 flood zone areas. Insurance companies that participate in the WYO Program do not compete on price because FEMA establishes flood insurance premium rates, but do compete on commissions paid to agents and service provided to agents and policyholders. FEMA has estimated that approximately 40% of eligible properties are currently insured through the NFIP. The federal government, through legislation such as the National Flood Reform Act of 1994, has sought to increase participation of eligible properties in the NFIP in order to make the NFIP more actuarially sound and to mitigate federal disaster assistance, which is also administered by FEMA. In addition, as a result of legislation enacted in 1994, federally-backed mortgage loans currently require parties to obtain flood insurance for property located in a flood zone.

    As of September 30, 1996, the total number of NFIP policies was approximately 3.6 million, an increase of approximately 201,000 policies, or 5.9%, over the total number of NFIP policies in place at September 30, 1995. Total premiums written by all servicing carriers were approximately $1.18 billion and approximately $1.21 billion for the years ended September 30, 1995 and 1996, respectively.

    A servicing carrier for the NFIP receives a commission that ranges from 30.6% to 34.6% of the gross premiums written. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." In the event of a flood, a servicing carrier will handle claims on behalf of the NFIP, for which the carrier receives a fee of 3.3% of the claims paid plus reimbursement for loss adjustment expenses. See "--Flood Insurance--Claims." Total fees for claims paid under the NFIP were approximately $14.4 million and approximately $39.9 million for the years ended September 30, 1995 and 1996, respectively.

    As of September 30, 1996, 94 servicing carriers actively participated in the NFIP. The Company joined the NFIP as an original servicing carrier in 1983 and believes, based on NFIP data, that it was one of the ten largest flood servicing carriers in the NFIP for the fiscal year ended September 30, 1996. Although the Company is licensed to sell flood insurance in approximately 43 states, and has licensed agencies across the United States, its flood insurance business primarily is concentrated in Florida, New Jersey, North Carolina and South Carolina. The Company also provides specialized catastrophe claims services to other flood insurers through its network of storm claims adjusters. See "--Other Business--Insurance Network Services."

    STRATEGY

    One of the Company's business objectives is to increase its volume of flood insurance business through the expansion of its agent network. To accomplish this objective, the Company intends to:

    - EXPAND AGENT COVERAGE IN HIGH-VOLUME MARKETS. The Company has targeted several high-volume markets in which it intends to increase agent coverage for its flood insurance business. In order to implement this plan, the Company has recently hired three marketing representatives to develop relationships with independent agents in these markets and educate them about the Company's flood operations and claims team. These representatives and certain of the Company's claims personnel also plan to make joint presentations to certain large national accounts.

    - PROMOTE PAST CLAIMS PERFORMANCE TO AGENTS. The Company intends to continue to promote its flood claims experience and capabilities. The Company believes that an important factor necessary for retaining its current agents and attracting new agents is its proven ability to provide reliable catastrophe claims services through its claims adjusting division, Insurance Network Services ("INS"). The Company also has expanded its storm claims adjustment capabilities by establishing a second claims team, which will allow the Company to respond to concurrent catastrophes and to devote greater claims resources for significant catastrophes. See "--Other Business--Insurance Network Systems."

    - STRENGTHEN RELATIONSHIPS WITH AGENTS. The Company intends to place terminals directly in the offices of selected agents. The Company expects that direct terminal placement will expand the agent's role in processing policies and will also attract "large agent" rollover packages from competitors. The Company believes that it is one of the few flood insurance servicing carriers that provides agents with the opportunity to participate in a stock option program.

    - PROVIDE BUNDLED PRODUCTS. The Company is developing a bundled product which will include flood mapping services, national flood insurance and access to excess flood insurance. The Company currently offers these services through arrangements with other companies. The Company believes that the convenience and competitive pricing of a bundled product will be attractive to its agents and other potential sources of flood insurance business. The Company also expects to allow policyholders to use credit cards to pay premiums.

    - DEVELOP STRATEGIC RELATIONSHIPS. The Company intends to increase its flood insurance business by developing strategic relationships with financial institutions. In particular, the Company expects to attract those institutions that seek to outsource some of the flood insurance and ancillary services associated with loan origination. The Company believes that demand for flood insurance and related products by these institutions will increase because recent reform legislation requires that all properties subject to federally backed mortgages must be mapped for potential flood exposures before a loan is issued.

    PRODUCTS

    The NFIP policies written by the Company provide protection to policyholders for property damage resulting from floods, subject to limits of $250,000 on residential buildings, $500,000 on commercial risks and $100,000 and $500,000 for residential and non-residential contents, respectively. The Company also provides a free flood zone determination mapping service to its agents through arrangements with other companies. This service, often completed within 24 hours of receiving a request, provides the agent with the basic information needed to rate, quote and sell a flood insurance policy. In a brokerage capacity, the Company also offers excess flood insurance to policyholders. See "--Other Business--Excess and Surplus Operations."

    MARKETING

    The Company markets its flood insurance products through a network consisting of 2,775 licensed independent agencies, who receive a commission on the premiums they write. The following table sets forth certain Company information for its top four states as well as the 39 other states in which the Company is licensed to sell flood insurance:

                                            YEAR ENDED DECEMBER 31,
                                                                                              THREE MONTHS ENDED
                                                     1996                                       MARCH 31, 1997
                                            -----------------------                 ---------------------------------------
                                                           GROSS                                    GROSS
                                             NUMBER OF    PREMIUMS   % OF PREMIUMS   NUMBER OF    PREMIUMS    % OF PREMIUMS
                                              AGENTS      WRITTEN       WRITTEN       AGENTS       WRITTEN       WRITTEN
                                            -----------  ----------  -------------  -----------  -----------  -------------
Florida...................................         427   $11,721,000       43.2%           436    $2,032,000        37.5%
North Carolina............................         241    3,099,000        11.4            248      676,000         12.5
South Carolina............................         134    2,774,000        10.2            193      467,000          8.6
New Jersey................................         190    2,559,000         9.4            136      581,000         10.8
39 Other States...........................       1,723    7,004,000        25.8          1,762    1,658,000         30.6

    While the NFIP directly markets flood insurance policies through independent agents, the majority of NFIP policies are written by servicing carriers. The Company believes that independent agents prefer to write flood policies through servicing carriers rather than directly with the NFIP because servicing carriers, including the Company, generally pay higher commissions. The Company also offers its independent agents the opportunity to participate in its stock option plan. The Company periodically reviews and terminates its agency relationships with non-producing or under-producing agents or agents that do not comply with its guidelines and policies for the sale of flood insurance.

    The Company provides assistance to its agents through the use of seminars, training and field representatives who consult with agents on various matters. The Company also provides certain agents with a software program that is designed to assist agents with premium calculations, flood quotes, the creation of insurance applications and the storage of data for requoting or correcting policies. Once the requisite application information data is entered, the software prints the application for the agent to sign, attach payment and mail to the Company. The Company provides its agents with flood zone determinations and also has installed zone determination software in certain agencies.

    CLAIMS

    Insurance claims on flood insurance policies are investigated and settled mainly by claims adjusters employed by INS. The Company also uses a network of independent adjusters located throughout the United States solely for investigation purposes; the Company makes all decisions concerning coverage and payments. Pursuant to a fee schedule issued by FEMA, independent adjusters receive a portion of the fees paid by FEMA for handling covered losses, while the Company receives the balance. For claims up to $50,000 in covered losses, FEMA pays a graduated fee up to $750. For claims over $50,000 in covered losses, FEMA pays a percentage of such claim that ranges from approximately 3.0% to approximately 2.1%. See "--Other Business--Insurance Network Services."

    FEMA REPORTING REQUIREMENTS

    FEMA requires certain standards and procedures for the issuance, servicing and statistical reporting of all NFIP transactions conducted by its servicing carriers. Data is reported monthly, validated, audited in detail and compared and balanced against the servicing carrier's financial reports. The Company previously experienced problems in complying with FEMA's statistical reporting requirements. See "Risk Factors--Risks Associated with the National Flood Insurance Program." In an effort to rectify these problems, the Company recently entered into an outsourcing agreement with a major provider of processing services for the NFIP for the processing of its flood insurance business. This arrangement includes policy quotation and issuance, billing, claims processing, financial reporting and statistical reporting to the NFIP and eliminates the need for the Company to maintain and provide such specialized processing. As a result, the Company will be able to refocus its efforts on marketing and sales programs.

MGA/COMMERCIAL LINES

    GENERAL

    In its capacity as a MGA, the Company sells commercial lines products, including commercial automobile insurance, commercial package policies ("CPP"), business owner policies ("BOP"), garage packages and umbrella policies. Commercial automobile coverage insures policyholders against losses incurred from bodily injury, bodily injury to third parties, property damage to an insured's vehicle (including fire and theft) and damage to other vehicles and property as a result of automobile accidents involving the insured's commercial vehicles. The CPP provide insureds coverage on perils protecting real and personal business property combined with comprehensive general liability coverage. The BOP is a prepackaged "off-the-shelf" product for small to medium sized businesses that includes building, contents and liability coverages for business, while the garage package is tailored to provide specific coverages for garage owners. An umbrella policy provides additional excess third party liability protection.

    All of the Company's commercial business is currently underwritten by Generali-U.S. Branch pursuant to a MGA agreement. Generali is a member of the Generali Group of Trieste, Italy. The Generali Group had approximately $79.6 billion dollars in total assets as of December 31, 1995 and has an A.M. Best rating of A ("Excellent").

    The Company sells, issues and performs underwriting and claims adjusting services for Generali's commercial lines products, for which Generali retains 100% of the risk, in Georgia, Kentucky, North Carolina, South Carolina and Tennessee. The Company is paid on a commission basis. The Company's contract provides for contingent commissions once stated loss ratio targets are achieved.

    STRATEGY

    One of the Company's business objectives is to increase total revenue and net income attributable to its MGA/commercial lines business. To accomplish this objective, the Company intends to:

    - IMPROVE LOSS RATIO. The Company plans to continue its efforts to lower the loss ratio for the Generali business in order to qualify to receive contingent commissions from Generali. First, the Company is increasing enforcement of its underwriting guidelines by conducting reviews of its underwriting staff, confining underwriting activity to in-house personnel and phasing out policies that do not meet its underwriting guidelines. Second, Company employees will visit the premises of its insureds in order to identify, and recommend ways of curing, potential loss exposures. Third, the Company is in the process of evaluating and, where appropriate, updating the pricing of its products.

    - REDUCE OPERATING EXPENSES. The Company seeks to reduce operating expenses further through increased automation and the restructuring program initiated for its claims and underwriting staff. The Company expects that improvements to its systems operations will reduce the number of employees required to administer its commercial lines policies. The Company also is continuing to implement a restructuring program to redesign the flow of work through its claims and underwriting staff. In particular, the Company recently reorganized its agency support staff to combine claims personnel and underwriting personnel into one servicing team. As a result of the restructuring, agents will be able to call one number for both claims and underwriting issues. The Company also believes that the combined group will have better access to historical claims data, resulting in better underwriting decisions.

    - ASSUME A PORTION OF THE RISK FOR PREMIUMS WRITTEN AND INCREASE THE SIZE OF THE COMMERCIAL LINES BUSINESS. The Company expects to begin assuming on a risk-bearing basis a 10-20% portion of its established commercial lines business currently underwritten 100% by Generali. Generali has indicated an interest in pursuing this objective, which would allow the Company to assume a portion of the risks written by Generali through the MGA relationship.

    - DEVELOP NEW NICHE PRODUCTS. The Company is continuing to develop insurance products that are tailored to specific needs of certain well-defined insureds (for example, garage package policies for owners of garages and parking lots). The Company also plans to increase the number of commercial automobile insurance products offered. In addition, the Company intends to introduce new payment plans that are flexible with respect to the timing and method of premium payment. The Company and Generali also have reached an agreement in principle to add multi-tier commercial lines products so as to offer pricing alternatives.

    - INCREASE AGENCY RETENTION AND RECRUITMENT. The Company intends to continue to strengthen its relationships with, and to recruit, agents that have demonstrated an ability to apply underwriting guidelines in the initial selection of insureds. For example, the Company plans to continue to encourage the participation of its successful agents in the Company's stock option program. For the year ended December 31, 1996, independent agents participating in the Company's stock option plan accounted for approximately $5.5 million, or approximately 30.6%, of the Company's total gross premiums for its MGA/commercial lines business. The Company also believes that improvements to automation facilitate the ease of doing business with the Company and increase agent participation in processing policies. In addition, the Company educates its agents on the new products and coverages it offers.

    MARKETING

    The Company markets its commercial lines insurance products through 410 licensed, appointed independent agencies in its core states of North Carolina, Georgia, Kentucky, South Carolina and Tennessee. Agents participate in continuing education programs and many have received such designations as Chartered Property Casualty Underwriter or Certified Insurance Counselor. In addition, each state sets continuing education requirements for maintaining an active agent's license with the state.

    The following table sets forth, as of or for the year ended December 31, 1996 and the three months ended March 31, 1997, as applicable, certain information regarding each of the states in which the Company conducts its Generali MGA business:

                                                   YEAR ENDED DECEMBER 31, 1996                   AT MARCH 31, 1997
                                             ----------------------------------------  ---------------------------------------
                                                              GROSS         % OF                        GROSS        % OF
                                               NUMBER OF     PREMIUMS     PREMIUMS       NUMBER OF    PREMIUMS     PREMIUMS
STATE                                           AGENTS       WRITTEN       WRITTEN        AGENTS       WRITTEN      WRITTEN
-------------------------------------------  -------------  ----------  -------------  -------------  ---------  -------------
North Carolina.............................          143    $5,834,000         32.6%           148    $1,015,000        26.1%
Georgia....................................           94     2,083,000         11.6             95      389,000         10.0
Kentucky...................................           62     3,427,000         19.2             62    1,069,000         27.5
South Carolina.............................           65     4,587,000         25.7             66      852,000         21.9
Tennessee..................................           39     1,955,000         10.9             39      564,000         14.5
                                                     ---    ----------        -----            ---    ---------        -----
    Total..................................          403    $17,886,000       100.0%           410    $3,889,000       100.0%

    CLAIMS

    The Company's MGA claims management unit employs approximately ten full-time personnel, including a team leader, a litigation manager and five multi-line adjusters with varying degrees of experience and authority (ranging from $5,000 to $50,000). The MGA contract gives the Company authority to settle claims up to $50,000; Generali must approve the settlement of claims in excess of $50,000, although the Company's staff remains responsible for the actual settlement of such claims. Outside adjustors and appraisers, which the Company will use when necessary, have no claims settlement authority.

OTHER BUSINESS

    EXCESS AND SURPLUS LINES OPERATIONS

    The Company represents other insurance companies in both a MGA capacity and a brokerage capacity for excess and surplus lines operations. Excess and surplus lines insurance generally is written on classes of risks on which insurance is not available from an insurer licensed in the state where the risk is located. The Company has contracts with approximately 25 insurance companies selling products such as excess flood insurance, medium-haul trucking, general liability, professional liability and marine insurance. The Company earns a percentage of the premiums written for selling, issuing and servicing such policies, while retaining no risk.

    The Company markets products through approximately 1,500 independent insurance agencies in eight southeastern states. This business is marketed through traditional sales activities, convention exhibits, sales kits and advertisements, as well as through direct marketing campaigns.

    The Company seeks to grow this business by increasing product offerings and expanding into new markets. The Company also intends to offer its excess and surplus products in new states in which it is licensed and recently entered a new relationship that will enable the Company to provide additional automobile insurance products and property coverages.

    INSURANCE NETWORK SERVICES

    INS provides storm claims adjustment and "run-off" services. The storm claims adjustment service was developed to complement the Company's flood operations and is designed to maximize customer service in the event of a wind storm, flood or other catastrophe. This claims servicing activity has increased as a result of the widespread incidence of flood claims over the last several years. The Company seeks to increase utilization of its established network of storm adjusters to service claims of other flood, wind and property insurers. INS also is developing a plan to expand its catastrophe service beyond floods to include other disasters. In addition, INS provides services to companies "running-off" discontinued books of business, leaving the region or in temporary need of services due to sharp increases in volume, usually due to seasonal demands, hurricanes or other catastrophes.

    INS investigates and settles insurance claims on policies through in-house claims adjusters and independent adjusters who are utilized in locations where there is insufficient claim volume to justify the cost of an internal claims staff, or when specialized claims expertise is required. These independent adjusters are paid a percentage of the income they produce and are required to carry errors and omissions insurance.

    Claims settlement authority levels are established for each adjuster and supervisor based on their expertise and experience. Upon receipt, each claim is reviewed and assigned to an adjuster based on the type and severity of the claim. The claims staff then reviews the claim, obtains appropriate documentation and establishes a loss reserve for covered claims. Home office review and approval is needed on all claims in excess of the established settlement authority of $50,000 for bodily injury and property damage. All claims-related litigation is monitored by the home office or a litigation manager. In addition, all environmental claims are handled by the home office.

    One of the Company's business objectives is to increase its INS claims service business. To accomplish this objective, the Company intends to continue the expansion of its claims adjusting services to include additional run-off management services for third party insurance companies. The Company is paid a fee for these services but does not assume any risk. To support this expansion, the Company has dedicated additional personnel to its run-off claims service operations. The Company also has improved its catastrophe-servicing capabilities by establishing a second claims team, which allows the Company to respond to concurrent catastrophes and to devote greater claims resources to significant catastrophes. The Company also is in the process of implementing new technology in an effort to improve the efficiency of its adjusters and reduce expenses of its claims service business.

REINSURANCE

    Prior to suspending underwriting operations in the first quarter of 1995, the Company reinsured a portion of its risks. Business was ceded principally to reduce the Company's exposure on large individual risks and to provide protection against large catastrophic occurrences. Currently, the Company is not purchasing reinsurance for either of these types of exposures, but has outstanding claims recoverable under prior reinsurance agreements primarily on unpaid claims for liability exposures that take a lengthy period to settle. The Company's principal reinsurer under the prior agreements, in terms of the amount of reinsurance recoverable on incurred losses, is Swiss Reinsurance American Corporation.

    The Company currently reinsures 50% of its automobile physical damage business under a quota share reinsurance agreement with a group of reinsurers led by Constitution Reinsurance Company. The Company cedes a portion of the premiums to the reinsurers net of a ceding commission and collects half of claims payments from the reinsurers. Quota share reinsurance is designed to increase the capacity of the Company to write new business.

    Reinsurance does not legally discharge an insurer from its primary liability on the policies it issues, but it does make the assuming reinsurer liable to the insurer to the extent of reinsurance ceded. Therefore, the Company is subject to credit risk with respect to the obligations of its reinsurers. The Company evaluates the financial condition of each prospective reinsurer before it cedes business to that carrier. Reserves for uncollectible reinsurance are provided if deemed necessary. See "--Reserves for Losses and Loss Adjustment Expenses."

    In its capacity as a servicing carrier, the Company issues policies for automobile and flood insurance, then reinsures 100% of these risks with the SC Facility, the NC Facility and FEMA. While the amounts of reinsurance recoverables under these arrangements are significant, the Company believes these balances from the SC Facility, NC Facility and FEMA are fully collectible.

SYSTEMS OPERATIONS

    The Company operates and maintains a computer system for its operations, including policy issuance, billing, claims processing and financial and management reporting. The system utilizes networked personal computers and an IBM AS/400 computer for processing. The Company has entered into arrangements to provide computer processing support in the event the Company's data center is disabled. The disaster plan provides hardware, software and communications backup which will allow the Company to continue to operate with limited disruption in service.

    An insurance processing system is utilized by the Company for all lines of business, including flood, commercial and personal. The system provides support for all aspects of the Company's business, including policy rating and issuance, direct policyholder and agency billing, commission processing, management reporting and regulatory reporting. The Company has supplemented the system with other software in areas that require or can be aided by special support.

    The Company uses a financial reporting system for accounting support and for statutory and GAAP financial reporting. Automated data transfers have been established between the insurance processing and the accounting systems. The accounting system is designed specifically for the unique reporting requirements of the insurance industry. A separate system is utilized by the specialty lines brokerage operation. The system provides the quotation, commission and sales accounting support requirements unique to the brokerage environment.

    The Company currently is installing an executive information system providing performance reporting capabilities for business profitability analysis and for risk/rate analysis and development. The Company believes that this system, which will report results by product, state, agent and risk characteristics, will become fully operational in the second quarter of 1997.

    FLOOD INSURANCE PROCESSING. The Company recently entered into an agreement with a major provider of processing for the NFIP to outsource the processing of its flood insurance business. This outsourcing arrangement includes policy quotation and issuance, billing, claims processing, financial reporting and statistical reporting to the NFIP, eliminating the Company's need to maintain and provide such specialized processing and allowing it to refocus its efforts on the support of its marketing and sales programs.

    AGENCY ELECTRONIC COMMUNICATIONS. The Company provides selected agents with electronic connections to its systems, allowing agents to submit applications for insurance electronically. A few of the Designated Agents electronically enter policy transactions into the Company's system. This electronic communication is provided to improve the service level to the consumer. The Company plans to expand its electronic communication capabilities in 1997. In addition, selected high volume flood agents will be set up for electronic communications and processing. Approximately 20 other agencies electronically transfer new business applications and cancellations through an unaffiliated finance company.

    FUTURE SYSTEM ENHANCEMENTS. The Company will continue to evaluate enhancements to its systems. Improvements in agent and consumer service, new product offerings and reductions in administrative expenses will require ongoing enhancements to the Company's support systems. Current plans include establishing a data bridge between systems to eliminate redundant entry of policy information and reduce policy issuance time. This data bridge, associated with the Company's commercial business, is expected to be in place by the third quarter of 1997. The Company also expects to automate a workers' compensation product during the first half of 1998. This product will supplement the existing commercial lines offerings in the Company's core states. In addition, support for policy audits will be enhanced in the second quarter of 1997 to support the workers' compensation product and to improve audit reporting and efficiencies.

    The Company plans to expand its electronic communications capabilities with agents during 1997. For example, the Company expects to develop data transfer systems, which will allow agents to move data between their computer and the Company's computer, during the third and fourth quarters of 1997. The

Company expects that these expanded electronic interface capabilities will also be available for high volume flood agents and Designated Agents by the end of 1997.

RESERVES FOR LOSSES AND LOSS ADJUSTMENT EXPENSES

    Loss reserves are estimates at a given point in time of the amount of claims that the insurer expects to pay claimants plus investigation and litigation costs, based on facts and circumstances then known. It can be expected that the ultimate liability in each case will differ from such estimates. During the loss settlement period, additional facts regarding individual claims may become known and, consequently, it may become necessary to refine and adjust the estimates of liability.

    The liability for losses is determined using case-basis evaluations and statistical projections. The liabilities determined under these procedures are reduced, for GAAP purposes, by estimated amounts to be received through salvage and subrogation. The resulting liabilities represent the Company's estimate of the ultimate net cost of all unpaid losses and LAE incurred through December 31 of each year. These estimates may be affected by the frequency and/or severity of future claims. Among the complications are a lack of historical data, long reporting delays, difficulty in properly allocating responsibility and/or liability for environmental damage, changes in underlying laws and judicial interpretation of those laws, potential for an environmental claim to involve many insurance providers over many periods, questions concerning interpretation and application of insurance and reinsurance coverage, and uncertainty regarding the number and identity of insureds with potential environmental exposure. These estimates are continually reviewed and as experience develops and new information becomes known, the liability is adjusted as necessary. Insurance regulatory authorities in South Carolina required a statement of actuarial opinion as to the reasonableness of the Company's statutory reserves as of December 31, 1996. In order to satisfy this requirement, the Company engaged and received such an opinion from an independent actuary.

    The anticipated effect of inflation is implicitly considered when estimating liabilities for losses and LAE. While anticipated price increases due to inflation are considered, an increase in average severity of claims may be caused by a number of factors that vary with the individual type of policy written. Future average severity is projected based on historical trends adjusting for changes in underwriting standards, policy provisions and general economic trends. These anticipated trends are monitored based on actual developments and are modified as necessary. The Company does not discount its loss and LAE reserves.

    The following table presents, on a GAAP basis, a three-year analysis of losses and LAE, net of ceded reinsurance recoverable, with the net liability reconciled to the gross liability as reported in the Company's financial statements:

                                                                                    YEAR ENDED DECEMBER 31,
                                                                               ----------------------------------
                                                                                  1994        1995        1996
                                                                               ----------  ----------  ----------
                                                                                         (IN THOUSANDS)
Liability for losses and LAE at the beginning of the year:
  Gross liability per balance sheet..........................................  $  194,682  $  166,698  $  145,523
  Ceded reinsurance recoverable, classified as an asset......................     (76,221)    (88,731)    (84,492)
                                                                               ----------  ----------  ----------
  Net liability..............................................................     118,461      77,967      61,031
                                                                               ----------  ----------  ----------

Provision for losses and LAE for claims occurring in the current year........      19,997      14,243       9,863
Increase in estimated losses and LAE for claims occurring in prior years.....      16,957       3,375       1,117
                                                                               ----------  ----------  ----------
                                                                                   36,954      17,618      10,980
                                                                               ----------  ----------  ----------
Losses and LAE payments for claims occurring during
  Current year...............................................................      13,837      11,711       8,317
  Prior years................................................................      63,611      22,843      16,267
                                                                               ----------  ----------  ----------
                                                                                   77,448      34,554      24,584
                                                                               ----------  ----------  ----------
Liability for losses and LAE at the end of the year:
  Net liability..............................................................      77,967      61,031      47,427
  Ceded reinsurance recoverable, classified as an asset......................      88,731      84,492      84,725
                                                                               ----------  ----------  ----------
  Gross liability per balance sheet..........................................  $  166,698  $  145,523  $  132,152
                                                                               ----------  ----------  ----------
                                                                               ----------  ----------  ----------

    The ceded reinsurance recoverable, classified as an asset, includes $75,674,000 at the end of 1994, $76,067,000 at the end of 1995 and $74,786,000
at the end of 1996 of balances recoverable from certain state and federal insurance facilities, including the SC Facility, NC Facility and the NFIP. See
Note 12 of the Notes to Consolidated Financial Statements.

    As reflected in the preceding table, each year was affected by reserves from prior years having been deficient in those earlier periods. However, the impact of adverse development has decreased significantly since 1994. The amount of adverse development related to claims occurring in prior years was $16,957,000 in 1994, $3,375,000 in 1995, and $1,117,000 in 1996. Reserve deficiencies are caused primarily by the difficulties inherent in estimating the liability for claims on the casualty lines of business, where the full extent of the damages can often be sizable but not accurately determinable at the date of estimation. This situation is further complicated by the fact that the existence of a claim may not be reported to the Company for a number of years.

    The difference between the year-end net liability for losses and LAE reported in the accompanying consolidated financial statements in accordance with GAAP and that in accordance with SAP was as follows:

                                                                                   YEAR ENDED DECEMBER
                                                                                           31,
                                                                                  ----------------------
                                                                                     1995        1996
                                                                                  ----------  ----------
                                                                                      (IN THOUSANDS)

Net liability on a SAP basis as filed in annual statement.......................  $   61,812  $   47,952
Established salvage and subrogation recoveries recorded on a cash basis for SAP
  and on an accrual basis for GAAP..............................................        (781)       (525)
                                                                                  ----------  ----------
Net liability on a GAAP basis, at year end......................................      61,031      47,427
Ceded reinsurance recoverable, classified as an asset...........................      84,492      84,725
                                                                                  ----------  ----------
Gross liability on a GAAP basis, at year end....................................  $  145,523  $  132,152
                                                                                  ----------  ----------
                                                                                  ----------  ----------

    The following table reflects the loss and LAE development for 1995 and 1996 on a GAAP basis:

                                                                                      RE-ESTIMATED AS
                                                                      UNPAID LOSSES         OF
                                                                         AND LAE      ONE YEAR LATER    DEFICIENCY
                                                                      -------------  -----------------  -----------
                                                                                     (IN THOUSANDS)

1995: Gross liability...............................................   $   145,523      $   148,186      $  (2,663)
     Less reinsurance recoverable...................................        84,492           86,038         (1,546)
                                                                      -------------        --------     -----------
     Net liability..................................................   $    61,031      $    62,148      $  (1,117)
                                                                      -------------        --------     -----------
                                                                      -------------        --------     -----------

1996: Gross liability...............................................   $   132,152
     Less reinsurance recoverable...................................        84,725
                                                                      -------------
     Net liability..................................................   $    47,427
                                                                      -------------
                                                                      -------------

    The following analysis reflects loss and LAE development on a SAP basis, net of ceded reinsurance recoverable, for a ten-year period for retained business only:

                                                                         YEAR ENDED DECEMBER 31,
                                          --------------------------------------------------------------------------------------
                                            1986       1987       1988       1989       1990       1991       1992       1993
                                          ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                                              (IN MILLIONS)

Gross liability for unpaid losses and
  LAE...................................
Reinsurance recoverable on unpaid losses
  and LAE...............................
Net liability for unpaid losses and
  LAE...................................  $     162  $     145  $     129  $     122  $     114  $     112  $     118  $     120

Cumulative liability paid through:
  One year later........................  $      94  $      82  $     104  $      78  $      77  $      63  $      30  $      65
  Two years later.......................        142        150        141        121        116         50         84         86
  Three years later.....................        194        173        166        145         93         91        102         99
  Four years later......................        211        191        183        115        125        104        112
  Five years later......................        224        203        151        139        135        111
  Six years later.......................        233        174        170        147        140
  Seven years later.....................        208        191        176        151
  Eight years later.....................        223        195        179
  Nine years later......................        226        199
  Ten years later.......................        229

Net liability re-estimated as of:
  One year later........................  $     181  $     158  $     174  $     135  $     136  $     119  $     129  $     138
  Two years later.......................        192        197        177        150        147        124        139        144
  Three years later.....................        229        200        188        156        151        134        151        143
  Four years later......................        233        210        185        159        161        145        149
  Five years later......................        240        204        185        168        172        143
  Six years later.......................        235        204        195        180        171
  Seven years later.....................        235        213        206        178
  Eight years later.....................        243        224        204
  Nine years later......................        253        222
  Ten years later.......................        251

Net cumulative (deficiency).............        (89)       (77)       (75)       (56)       (57)       (31)       (31)       (23)
                                          ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------


                                            1994       1995       1996
                                          ---------  ---------  ---------

Gross liability for unpaid losses and
  LAE...................................  $     169  $     146  $     133
Reinsurance recoverable on unpaid losses
  and LAE...............................        (89)       (84)       (85)
                                          ---------  ---------  ---------
Net liability for unpaid losses and
  LAE...................................         80         62         48
Cumulative liability paid through:
  One year later........................  $      26  $      16
  Two years later.......................         42
  Three years later.....................
  Four years later......................
  Five years later......................
  Six years later.......................
  Seven years later.....................
  Eight years later.....................
  Nine years later......................
  Ten years later.......................
Net liability re-estimated as of:
  One year later........................  $      85  $      63
  Two years later.......................         87
  Three years later.....................
  Four years later......................
  Five years later......................
  Six years later.......................
  Seven years later.....................
  Eight years later.....................
  Nine years later......................
  Ten years later.......................
Net cumulative (deficiency).............         (7)        (1)
                                          ---------  ---------

    The preceding table presents the development of balance sheet liabilities on a SAP basis for 1986 through 1996. The top line of the preceding table shows the initial estimated liability on a SAP basis. This liability represents the estimated amount of losses and LAE for claims arising in years that are unpaid at the balance sheet date, including losses that have been incurred but not yet reported. The next portion of the table reflects the cumulative payments made for each of the indicated years as they have developed through time. This table has been adjusted for a modification made to 1994 paid losses on a GAAP basis, not recorded for statutory net losses incurred. On a statutory basis, the modification is a reclassification only and has no effect on income. Loss and LAE development cannot be presented for a 10-year period on a GAAP basis due to the unavailability of certain accident year data.

    In evaluating this information, it should be noted that each amount includes the effects of all changes in amounts for prior periods. This table does not present accident or policy year development data, which readers may be more accustomed to analyzing. Conditions and trends that have affected development of the liability in the past may not necessarily occur in the future. Accordingly, it may not be appropriate to extrapolate future redundancies or deficiencies based on this table.

    Establishing reserves is an estimation process and adverse developments in future years may occur and would be recorded in the year so determined. As a result of independent actuarial reviews of reserves as of December 31, 1994, the Company significantly increased its reserves for unpaid losses and LAE related to prior years by $17.0 million in the fourth quarter of 1994. Since that time, the Company's operating results have not been as significantly affected by increases in reserves for incurred losses and loss adjustment expenses for claims occurring in prior years compared to the impact upon operating results for the year ended December 31, 1994.

    The adverse loss reserve development in 1986 through 1993 is primarily attributable to run-off on the claims of workers' compensation and general liability policies written primarily in Florida and California, which created substantial losses for the Company for the past 10 years.

    A part of the Company's reserve for losses and LAE is set aside for environmental, pollution and toxic tort claims. These claims relate to business written on the West Coast prior to 1986. On June 7, 1994, the Company settled a dispute with another insurance company relative to approximately 400 of these claims. Any future liability on these claims is limited to 50% of the direct loss and LAE paid. The Company's obligation to pay 50% of these claims will not begin until the other company has paid subsequent to June 7, 1994, $20,000,000 in losses and LAE, net of reinsurance. As of December 31, 1996, $4,200,000 of claims payments gross of reinsurance have been made by the other company under this agreement. A portion of the reinsurance on this business was placed with a reinsurer currently operating under the supervision of its state regulator. Estimates of the Company's liabilities take into account only amounts of reinsurance that the Company believes are recoverable.

    Substantial uncertainties are inherent in the establishment of appropriate reserves for property and casualty insurers. Such uncertainties are significantly greater in estimating reserves for environmental, toxic tort and other casualty claims which the Company continues to maintain. Among the complications are a lack of historical data, long reporting delays, difficulty in properly allocating responsibility and/or liability for environmental damage, changes in underlying laws and judicial interpretation of those laws, potential for an environmental claim to involve many insurance providers over many periods, questions concerning interpretation and application of insurance and reinsurance coverage and uncertainty regarding the number and identity of insureds with potential environmental exposure.

    Of the remaining environmental, pollution and toxic tort claims, the following activity took place during 1996:

Pending, December 31, 1995.............................................         85
New claims advised.....................................................         16
Claims settled.........................................................         30
                                                                                --
Pending, December 31, 1996.............................................         71
                                                                                --
                                                                                --

    The policies corresponding to these claims were written on a direct basis. The Company has excess of loss reinsurance with company retentions through 1980 of $100,000 and of $500,000 after 1980. The claims are reserved as follows as of December 31, 1995 and 1996:

                                                                            1995       1996
                                                                          ---------  ---------
                                                                             (IN THOUSANDS)
Case reserves...........................................................  $   2,229  $   3,170
IBNR reserves...........................................................      8,675      6,381
LAE reserves............................................................      3,453      3,764
                                                                          ---------  ---------
    Total...............................................................  $  14,357  $  13,315
                                                                          ---------  ---------
                                                                          ---------  ---------

    The above claims involve eight Superfund sites, five asbestos or toxic claims, six underground storage tanks and 52 miscellaneous clean-up sites. For this direct business there are usually several different insurers participating in the defense and settlement of claims made against the insured. Costs and settlements are pro-rated by either time on the risk or policy limits.

    In estimating the liability for reported and estimated losses and adjustment expenses related to environmental and construction defect claims, management considers facts currently known along with the current state of the law and coverage litigation. Liabilities are recognized for known claims (including the cost of related litigation) when sufficient information has been developed to indicate the involvement of a specific insurance policy and when management can reasonably estimate its liability. In exposures on both known and unasserted claims, estimates of the liabilities are reviewed and updated continually. The potential development of losses is restricted by policy limits.

    Because only 71 claims remain open as of December 31, 1996, the exposure to significant additional development is less than when the claims were less mature. In addition, the likelihood of new claims being asserted for construction liability is lessened by the expiration of statutes of limitations since the last policy expired over ten years ago.

INVESTMENTS

    The Company invests in securities and other investments authorized by applicable state laws and regulations. Investments are managed by a management committee comprised of the Chief Financial Officer, the Vice President of Strategic Planning and the Treasurer.

    The Company's cash and investments were distributed as follows as of the dates indicated:

                                                                     AT DECEMBER 31,
                                                     ------------------------------------------------
                                                                                                            AT MARCH 31,
                                                              1995                     1996                     1997
                                                     -----------------------  -----------------------  -----------------------
                                                        ASSET                    ASSET                    ASSET
                                                      VALUES(1)       %        VALUES(1)       %        VALUES(1)       %
                                                     -----------  ----------  -----------  ----------  -----------  ----------
                                                                              (DOLLARS IN THOUSANDS)
U.S. government and government agencies and
  authorities......................................   $  31,416        62.0%   $  40,102        93.4%   $  37,943        77.7%
States, municipalities and political
  subdivisions.....................................         993         2.0          115         0.3          114         0.2
Corporate bonds....................................       1,168         2.3       --           --          --           --
Redeemable preferred stocks........................           4       --          --           --          --           --
                                                     -----------      -----   -----------  ----------  -----------  ----------
    Total debt securities..........................      33,581        66.3       40,217        93.7       38,057        77.9
Cash and short term investments....................      16,649        32.9        2,664         6.2       10,763        22.0
Equity securities..................................         377         0.7           35         0.1           17       --
Other long term investments........................          34         0.1           28       --              28         0.1
                                                     -----------      -----   -----------  ----------  -----------  ----------
Total cash and investments.........................   $  50,641       100.0%   $  42,944       100.0%   $  48,865       100.0%
                                                     -----------      -----   -----------  ----------  -----------  ----------
                                                     -----------      -----   -----------  ----------  -----------  ----------

------------------------

(1) Asset values represent market values at December 31, 1995 and 1996 and March 31, 1997, as applicable.

    The following table sets forth the consolidated investment results for the periods indicated:

                                                                                               THREE MONTHS ENDED
                                                                 YEAR ENDED DECEMBER 31,           MARCH 31,
                                                             -------------------------------  --------------------
                                                               1994       1995       1996       1996       1997
                                                             ---------  ---------  ---------  ---------  ---------
                                                                            (DOLLARS IN THOUSANDS)
Total investments(1).......................................  $  89,894  $  53,841  $  47,614  $  54,053  $  45,904
Net investment income......................................      5,321      3,176      3,006        660        708
Average annual yield.......................................        5.9%       5.9%       6.3%       4.9%       6.2%
Net realized investment gains (losses).....................  $  (6,327) $     164  $     (14) $     194  $     219

------------------------

(1) Average of the aggregate invested amounts (market values) as of the beginning of the period, as of June 30 (for full year periods) and as of the end of the period.

    In accordance with its investment policy, the Company purchases only U.S. Treasury securities, U.S. agency securities and investment-grade municipal and corporate securities primarily with an "A" or higher rating with the highest yield to maturity available. As of December 31, 1996, approximately 93.7% of the Company's total investments were fixed-income debt securities, of which 99.7% were securities of the United States Government or its agencies or instrumentalities, and all remaining bonds were rated "A" or better by either Moody's Debt Rating Service or Standard & Poor's Ratings Service. The Company generally buys investments maturing within two to twelve years of the date of purchase. At December 31, 1996, the average maturity of the Company's bond investment portfolio was 3.8 years. For additional information regarding the Company's investments, see Note 2 of the Notes to Consolidated Financial Statements.

    The following table sets forth, as of the dates indicated, the composition of the Company's portfolio of debt securities by years to maturity.

                                                                   AT DECEMBER 31,
                                        ----------------------------------------------------------------------  AT MARCH
                                                                                                                   31,
                                                 1994                    1995                    1996             1997
                                        ----------------------  ----------------------  ----------------------  ---------
                                                     PERCENT                 PERCENT                 PERCENT
                                                      TOTAL                   TOTAL                   TOTAL
                                         MARKET      MARKET      MARKET      MARKET      MARKET      MARKET      MARKET
YEARS TO MATURITY                         VALUE       VALUE       VALUE       VALUE       VALUE       VALUE       VALUE
--------------------------------------  ---------  -----------  ---------  -----------  ---------  -----------  ---------
                                                                     (DOLLARS IN THOUSANDS)
1 year or less                          $   2,030         5.2%  $   3,102         9.2%  $   1,667         4.1%  $  12,480
More than 1 year through 5 years......     19,743        50.7      16,436        49.0      25,224        62.7      12,573
More than 5 years through 10 years....     14,167        36.4      12,520        37.3      13,142        32.7      13,004
More than 10 years....................      2,996         7.7       1,519         4.5         184         0.5      --
Redeemable Preferred..................          4      --               4      --          --          --          --
                                        ---------       -----   ---------       -----   ---------       -----   ---------
    Total.............................  $  38,940       100.0%  $  33,581       100.0%  $  40,217       100.0%  $  38,057
                                        ---------       -----   ---------       -----   ---------       -----   ---------
                                        ---------       -----   ---------       -----   ---------       -----   ---------


                                          PERCENT
                                           TOTAL
                                          MARKET
YEARS TO MATURITY                          VALUE
--------------------------------------  -----------

1 year or less                                32.8%
More than 1 year through 5 years......        33.0
More than 5 years through 10 years....        34.2
More than 10 years....................      --
Redeemable Preferred..................      --
                                             -----
    Total.............................       100.0%
                                             -----
                                             -----

RATINGS

    The Company has elected not to be rated by A.M. Best and accordingly was last assigned a rating of NR-3 ("Not Rated--Rating Procedure Inapplicable"). A.M. Best ratings represent an independent opinion of an insurer's financial strength and ability to meet policyholder and other contractual obligations. Such ratings are not directed toward the protection of investors or shareholders. A.M. Best classifications include A++ and A+ (superior), A and A- (excellent), B++ and B+ (very good), B and B- (fair), C++ and C+ (marginal), C and C- (weak), D (poor), E (under regulatory supervision), F (in liquidation) and S (rating suspended).

COMPETITION

    The Company operates in highly competitive industry segments. Many of its competitors have significantly greater financial, marketing and underwriting resources and superior ratings from A.M. Best. These factors may significantly affect the Company's ability to market and profitably sell its products. In general, the Company competes with both large national writers and smaller regional companies in each state in which it operates.

    NONSTANDARD AUTOMOBILE INSURANCE BUSINESS. The other two servicing carriers for the SC Facility are Unisun Insurance Company ("Unisun") and Companion Property and Casualty Insurance Co. The Company competes with major carriers in the voluntary automobile insurance market, including State Farm Mutual Automobile Insurance Co., Nationwide Mutual Life Insurance Co., Farm Bureau Mutual Insurance, Inc. and Allstate Insurance Company, Inc., as well as other regional insurance companies. See "Risk Factors--Re-entry into Risk Bearing Activities" and "Risk Factors--Competition."

    FLOOD PROGRAM. The Company's principal flood insurance competitors include Bankers Insurance Co., American Bankers Insurance Group, Omaha P&C Insurance Group, Selective Insurance Group, Inc., Redland Insurance Co., Travelers Property-Casualty Insurance Co. and Unisun. Factors influencing the choice of a flood insurer or servicing carrier include the ability to offer homeowners or other property products to agents, a superior rating from A.M. Best, a competitor's ability to increase commission rates, on-line policy issuance capability, and credit card premium payment capability.

    OTHER BUSINESS. As a MGA for Generali, the Company competes with other MGAs and insurers seeking to write commercial lines business in Tennessee, Kentucky, North Carolina, Georgia and South Carolina. INS primarily competes with the independent adjusting community. As a MGA and excess and surplus lines broker, the Company competes primarily with regional, privately held companies in eight Southeastern states.

REGULATION

    STATE INSURANCE REGULATION. Insurance companies are subject to supervision and regulation in the jurisdictions in which they transact business, and such supervision and regulation relates to numerous aspects of an insurance company's business and financial condition. The primary purpose of such supervision and regulation is the protection of policyholders. The extent of such regulation varies but generally derives from state statutes which delegate regulatory, supervisory and administrative authority to state insurance departments. Accordingly, the state insurance departments have the authority to establish standards of solvency which must be met and maintained by insurers; license insurers and agents; impose limitations on the nature and amount of investments; regulate premium rates; delineate the provisions which insurers must make for current losses and future liabilities; require the deposit of securities for the benefit of policyholders; and approve policy forms. State insurance departments also conduct periodic examinations of the affairs of insurance companies and require the filing of annual and other reports relating to the financial condition of insurance companies.

    Most states, including South Carolina and Kentucky, have enacted legislation which regulates insurance holding company systems, including acquisitions, dividends, the terms of surplus notes, the terms of affiliate transactions and other related matters. Further, states often require prior regulatory approval of changes in control of an insurer and of intercorporate transfers of assets within the holding company structure. The purchase of more than 10% of the outstanding shares of Common Stock by one or more parties acting in concert requires the prior approval of the Insurance Departments of South Carolina and Kentucky and may subject such party or parties to the reporting requirements of the insurance laws and regulations of such states and to the prior approval and/or reporting requirements of other jurisdictions in which the Company is licensed. Three of the Company's insurance subsidiaries are domiciled in the state of South Carolina and are principally regulated by the South Carolina Department of Insurance. One subsidiary is domiciled in Kentucky and is principally regulated by the Kentucky Department of Insurance.

    Insurance companies are required to file detailed annual statements with the state insurance regulators in each of the states in which they do business, and their business and accounts are subject to examination by such regulators at any time. In addition, these insurance regulators periodically examine the insurer's financial condition, adherence to statutory accounting principles, and compliance with insurance department rules and regulations. South Carolina insurance laws, rather than federal bankruptcy laws, would apply to the liquidation or reorganization of the South Carolina insurance companies. Examinations of SCIC, Consolidated American and Catawba as of December 31, 1992 and of Kentucky Insurance Company as of June 30, 1996 have been completed.

    NAIC GUIDELINES. The NAIC has adopted RBC requirements for property and casualty insurance companies to evaluate the adequacy of statutory capital and surplus in relation to investment and insurance risks such as asset quality, asset and liability matching, loss reserve adequacy, and other business factors. The RBC formula will be used by state insurance regulators as an early warning tool to identify, for the purpose of initiating regulatory action, insurance companies that potentially are inadequately capitalized. Compliance is determined by the ratio of the Company's regulatory total adjusted capital to its authorized control level RBC (as defined by the NAIC). Companies which fall below the authorized RBC level may be required to disclose plans to remedy the situation. As of December 31, 1996, all of the Company's insurance subsidiaries have ratios of total adjusted capital to RBC that are in excess of the level which would prompt regulatory action.

    INSURANCE REGULATORY INFORMATION SYSTEM. The NAIC Insurance Regulatory Information System ("IRIS") was developed primarily to assist state insurance departments in executing their statutory mandate to oversee the financial condition of insurance companies. Insurance companies submit data on an annual basis to NAIC, which analyzes the data using ratios concerning various categories of financial data. IRIS ratios consist of 12 ratios with defined acceptable ranges. They are used as an initial screening process for identifying companies that may be in need of special attention. SCIC has several ratios that fall outside of ranges considered acceptable by the NAIC. Companies that have several ratios that fall outside of the acceptable range are selected for closer review by the NAIC. If the NAIC determines that more attention may be warranted, one of several priority designations is assigned, and the insurance department of the state of domicile is then responsible for follow-up action.

    REGULATION OF DIVIDENDS AND OTHER PAYMENTS FROM INSURANCE SUBSIDIARIES. The Company is a legal entity separate and distinct from its subsidiaries. As a holding company, the primary sources of cash needed to meet its obligations, including principal and interest payments with respect to indebtedness, are dividends and other statutorily permitted payments from its subsidiaries and affiliates.

    South Carolina insurance laws and regulations require a domestic insurer to report any action authorizing distributions to shareholders and material payments from subsidiaries and affiliates at least thirty days prior to distribution or payment except in limited circumstances. Additionally, those laws and regulations require the prior approval of the Director of Insurance of the State of South Carolina for the payment of any dividends by SCIC within any twelve-month period that exceed the greater of (i) 10% of SCIC's surplus as regards policyholders as shown in SCIC's most recent annual statement or (ii) SCIC's statutory net income, not including realized capital gains or losses, as shown in SCIC's most recent annual statement. The Company's payment of cash dividends is at the discretion of the Board of Directors, upon approval of the Director of Insurance, and is based on its earnings, financial condition, capital requirements, and other relevant factors. If the ability of SCIC and the Company's other insurance subsidiaries to pay dividends or make other payments to the Company is materially restricted by regulatory requirements, it could affect the Company's ability to service its debt and/or pay dividends. In addition, no assurance can be given that South Carolina will not adopt statutory provisions more restrictive than those currently in effect.

    If insurance regulators determine that payment of a dividend or any other payments to an affiliate, because of the financial condition of the paying insurance company or otherwise, would be hazardous to such insurance company's policyholders or creditors, the regulators may disapprove, prohibit or mandate return of such payments that would otherwise be permitted without prior approval.

    REQUIRED PARTICIPATION IN STATE RESIDUAL MARKET PLANS. Most states in which the Company's property and casualty insurance group writes business have collective pools, underwriting associations, reinsurance facilities (the largest being the SC Facility and the NC Facility), assigned risk plans or other types of residual market plans (collectively, the "Plans"), pursuant to which coverages not normally available in the voluntary market are shared by all companies writing that type of business in that state. Participation is usually based on the ratio of the Company's direct voluntary business to the total industry business of that type in that state. As the Company's share of the voluntary market in a given state changes, tentative participations are assigned for each policy year and are updated as actual data becomes available which may lag behind changes in market share by two years or more.

    The required participation by the Company in all such Plans is reflected in the results of the Company as soon as such information is reported by the Plans. Estimates are maintained for unreported data.

    REQUIRED PARTICIPATION IN INSURANCE GUARANTY FUNDS. Most states have also enacted insurance guaranty fund laws. Typically, these laws provide that when an insurance company is declared insolvent, the other companies writing the insurance in that jurisdiction are assessed amounts that pay covered claims of the insolvent company. The amount a company is assessed is generally determined by the amount of premiums written in that state, subject to a maximum annual assessment ranging from approximately 1% to 2% of direct written premiums. During 1995 and 1996, the Company paid $116,000 and $29,000, respectively, in such assessments. Because such assessments are typically not made for several years after an insurer fails and depend upon the final outcome of liquidation or rehabilitation proceedings, the Company cannot accurately determine the precise amount or timing of any future assessments.


    REGULATION OF SOUTH CAROLINA FACILITY AND SERVICING CARRIERS. The SC Facility created a pool of "Designated Agents," which are agencies usually comprised of a single independent agent who lost his or her access to the voluntary automobile market. Designated Agents are assigned to one of the SC Facility's servicing carriers. The SC Facility is an unincorporated, non-profit administrative service association of insurers. The SC Facility also provides a mechanism for insurance companies to cede mandated coverages under automobile policies. Every insurer authorized to write automobile liability insurance in South Carolina is required to participate in the SC Facility. When policyholders whose premiums have been ceded through the SC Facility incur a loss, the member company or servicing carrier which issued the policy adjusts the loss and subsequently is reimbursed for the loss and expenses by the SC Facility. Prior to October 1, 1996, the cession or retention of physical damage was dictated by whether or not the risk was "pointed" or "clean." A "pointed" risk generally indicates that the insured either had an accident or a driving violation in the past. Only "clean" risk physical damage could be ceded to the SC Facility prior to October 1, 1996. Effective October 1, 1996, however, physical damage was removed from the mandate, and the SC Facility agreed to accept any physical damage, "pointed" or "clean," provided the SC Facility-filed rates were used. The current South Carolina Director of Insurance also allowed physical damage premium rate increases aggregating approximately 62% in order to reduce the SC Facility's losses related to such risks. An increase in liability rates has not yet occurred.


    The SC Facility has established a policy pursuant to which penalties are charged to member companies or servicing carriers for over-cession, late reported premiums and uncorrected transactions. The penalties are recorded as a balance due the SC Facility and, upon collection, are redistributed to the member companies or servicing carrier. With respect to policy cession, a case of overutilization may be established when a member, or a group of members under the same management, have ceded more than 35% of total direct cedeable written premium on South Carolina automobile insurance. In a particular calendar year, a member company which cedes in excess of 35% of its total direct cedeable written premium on South Carolina automobile insurance is subject to an additional share of loss provision. The additional share of loss provision is calculated in the results of the SC Facility at the end of each fiscal year.

    NATIONAL FLOOD INSURANCE PROGRAM REGULATION. FEMA's Federal Insurance Administration manages the NFIP. The NFIP regulations established the "Financial Assistance/Subsidy Arrangement" pursuant to which the NFIP Administrator and the private sector insurers participate in the WYO Program. Under the WYO Program, insurers which are parties to a Financial Assistance/Subsidy Arrangement may issue in their own names a Standard Flood Insurance Policy, the form and substance of which is approved by the NFIP Administrator. Insurers are responsible for all aspects of service, including policy issuance, endorsements and renewals of policies and adjustments of claims brought under the policies, and the NFIP Administrator monitors the performance levels of all insurers participating in the WYO program.

    The Company is required to furnish to FEMA such summaries and analyses of information, including claims information, as may be necessary to carry out the purposes of the National Flood Insurance Act of 1968, as amended. See "Risk Factors--Risks Associated with the National Flood Insurance Program-- Systems Operations." Upon request, the Company is required to file with the Federal Insurance Administration true and correct copies of the Company's Fire and Casualty Annual Statement and Insurance Expense Exhibits which are filed with the state insurance authority of the Company's domiciliary state.

    RECENT LEGISLATIVE PROPOSALS. Various bills that propose to reform the SC Facility are currently pending before the South Carolina State Legislature. See "Business--Industry Background--The SC Facility" and "Risk Factors--Anticipated Changes in the Automobile Insurance Business in South Carolina." The South Carolina Senate recently passed reform legislation which, if enacted, would reorganize the SC Facility over the course of a three-year transition period by creating a single residual market mechanism rate and providing all Designated Agents with access to the voluntary marketplace. Voluntary insurance companies or agents would not be able to cede any business to the SC Facility after March 1, 1998, and the Facility rate would be "capped" so that no more than a 10% rate increase each year would be allowed. Although the SC Facility would be phased out in 2001, the servicing carrier concept would continue and a single rate would be effective, commencing March 1, 1998, for all companies and agents. This rate would be based on the total experience of both the voluntary market and the Designated Agent book of business in the current SC Facility. It is not possible to predict whether or in what form this proposal might be adopted or its effect, if any, on the Company.

LEGAL PROCEEDINGS

    The Company and its subsidiaries are parties to various lawsuits generally arising in the normal course of their insurance and ancillary businesses. The Company does not believe that the eventual outcome of any pending litigation will have a material adverse effect on the financial condition or results of operations of the Company.

PROPERTIES

    The Company owns its Columbia, South Carolina home office, which contains approximately 148,000 square feet of occupied space. The Company uses the South Carolina home office primarily for its property and casualty insurance operations. Some additional premises are leased by the Company in locations in which they operate. Management believes that these facilities are adequate for the current level of operations.

EMPLOYEES

    As of April 30, 1997, the Company and its subsidiaries employed 302 employees. The Company is not a party to any collective bargaining agreements and believes that relations with its employees are good.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

    The directors of the Company are divided into three classes and are elected to hold office for a three-year term or until their successors are elected and qualified. The election of each class of directors is staggered over each three-year period. See "Description of Capital Stock--Anti-takeover Provisions." All executive officers of the Company are elected for one year terms and serve at the pleasure of the Board of Directors.

    The following table provides information regarding the executive officers and directors of the Company:

                                                                                                    EXPIRATION OF TERM AS
NAME                              AGE                            POSITION                          DIRECTOR OF THE COMPANY
----------------------------      ---      -----------------------------------------------------  -------------------------
John C. West................          74   Chairman of the Board                                               2000
Ernst N. Csiszar............          46   President, Chief Executive Officer and Director                     1999
John A. Weitzel.............          51   Chief Financial Officer and Director                                1999
Frank H. Avent..............          56   Director                                                            2000
William M. Barilka..........          48   Director                                                            1998
Fred S. Clark...............          60   Director                                                            1998
Albert H. Cox, Jr...........          64   Director                                                            1998
Claude E. McCain............          72   Director                                                            1998
Kenneth W. Pavia............          54   Director                                                            1998
Charles H. Powers...........          71   Director                                                            2000
Walker S. Powers............          43   Director                                                            1999
John P. Seibels.............          55   Director                                                            1999
George R.P. Walker, Jr......          64   Director                                                            2000

    Biographical information for each of the individuals listed in the above table is set forth below.

    JOHN C. WEST has been Chairman of the Board of Directors since 1994 and has served as a director of the Company since 1994. Mr. West was the Governor of the State of South Carolina from 1971 to 1975, and currently serves as a professor at the University of South Carolina and as a practicing attorney. Mr. West also serves as a member of the Board of Directors of Donaldson, Lufkin & Jenrette Inc. From 1981 to 1994, Mr. West served as a director of Whittaker Corp., and from 1987 to 1993, he served as a director of BioWhittaker.

    ERNST N. CSISZAR has served as a director of the Company since 1995. Since June 1995, Mr. Csiszar has held the office of President and, since January 1996, the position of Chief Executive Officer of SBIG and all of its subsidiaries. He also continues to serve as a visiting professor at the School of Business, University of South Carolina, a position he has held since 1988. Prior to 1988, he served as Managing Director of Holborn Holdings Limited, an international merchant banking firm based in Geneva, Switzerland.

    JOHN A. WEITZEL has served as a director of the Company since 1995. Since September 1995, Mr. Weitzel has held the office of Chief Financial Officer of SBIG and all of its subsidiaries. From April 1985 to November 1994, he served as Chief Financial Officer of Milwaukee Insurance Group, Inc. From March to September 1995, Mr. Weitzel acted as a consultant to SBIG.

    FRANK H. AVENT has served as a director of the Company since 1997. He is the President and General Manager of Pepsi Cola Bottling Company of Florence, South Carolina, a position he has held since 1963. Mr. Avent was designated to serve on the Board of Directors by members of the Avent Group.

    WILLIAM M. BARILKA has served as a director of the Company since 1994. He has served since 1991 as Chief Financial Officer of AGGAD Investment Company in Riyadh, Saudi Arabia. From 1986 to 1991,

Mr. Barilka was employed by the National Commercial Bank in Riyadh, Saudi Arabia in a variety of corporate finance positions. Mr. Barilka was designated to serve on the Board of Directors by the Selling Shareholder.


    FRED S. CLARK, ESQ. has served as a director of the Company since 1996. Mr. Clark has been a partner in the law firm of Clark and Clark in Savannah, Georgia for the past five years. Mr. Clark was designated to serve on the Board of Directors by the Selling Shareholder.



    ALBERT H. COX, JR. has served as a director of the Company since 1994. He is a consulting economist, formerly serving as Chief Economist of Feltman & Co., an Atlanta-based investment banking firm, from 1995 through 1996. Mr. Cox was designated to serve on the Board of Directors by the Selling Shareholder.


    CLAUDE E. MCCAIN has served as a director of the Company since 1995. He is also Chairman and President of H.C. McCain Agency, Inc., President of McCain Realty Co., Inc., and President of Insurance Finance Company, Inc. He was formerly a member of the South Carolina State Insurance Commission for fifteen years, of which he served as Chairman for ten years. Mr. McCain has been in the insurance business since 1946.


    KENNETH W. PAVIA has served as a director of the Company since 1995. He is a general partner of Balboa Investment Group, L.P., a position he has held since 1992. He also holds the office of Chairman of FHI, Inc., a securities holding company, and Chairman of Fiduciary Leasco, Inc., positions he has held since 1985.


    CHARLES H. POWERS has served as a director of the Company since 1997. Mr. Powers owns and operates SADISCO Corporation, an automobile salvage company based in Florence, South Carolina ("SADISCO"). He is also a Vice President and Treasurer of Holland Grills, in Apex, North Carolina, and President of PC Inc., located in Myrtle Beach, South Carolina. Walker S. Powers is the son of Charles
H. Powers. Mr. Powers was designated by the Powers Group to serve on the Board of Directors.

    WALKER S. POWERS has served as a director of the Company since 1997. Mr. Powers has been a member of the management of SADISCO since 1975, and served as SADISCO's President from 1993 through 1994. Mr. Powers was designated by the Powers Group to serve on the Board of Directors.

    JOHN P. SEIBELS has served as a director of the Company since 1969.(1) Mr. Seibels also serves as a member of the board of directors of PMSC, and he has been an investor based in Columbia, South Carolina since 1963. George R.P. Walker, Jr. and John P. Seibels are cousins.

    GEORGE R.P. WALKER, JR. has served as a director of the Company since 1969.(1) Mr. Walker has owned and operated Middlefield Farm (a Hanoverian horse farm) in Blythewood, South Carolina, for the past five years.

------------------------

(1) Each present director of the Company with election dates prior to October 1978 (when the Company became the parent of SCIC) was formerly a Director of SCIC and the information set forth as to periods prior to 1978 reflects positions with SCIC and the year such Director was first elected to the SCIC Board of Directors.

                       PRINCIPAL AND SELLING SHAREHOLDERS


    The table below sets forth certain information regarding the beneficial ownership of the Company's Common Stock, as of June 3, 1997, by: (i) each person known to the Company to be the beneficial owner of more than 5% of the Common Stock; (ii) each of the Company's executive officers and directors; (iii) all directors and officers of the Company as a group; and (iv) the Selling Shareholder, both before and after giving effect to this Offering.



                                       SHARES OWNED BEFORE OFFERING                    OWNERSHIP AFTER OFFERING(1)
                                     ---------------------------------    SHARES    ---------------------------------
NAME                                       NUMBER         PERCENTAGE     OFFERED          NUMBER         PERCENTAGE
-----------------------------------  ------------------  -------------  ----------  ------------------  -------------
Saad A. Alissa.....................    1,853,089(2)            29.9%     1,853,089            0                  0%
Avent Group........................      818,750(3)            12.4              0      818,750(3)            10.7
Powers Group.......................    3,209,551(4)            41.3              0    3,209,551(4)            36.4
Frank H. Avent.....................      521,250(5)             8.1              0      521,250(5)             6.9
William M. Barilka.................       37,500(6)            *                 0       37,500(6)            *
Fred S. Clark......................        5,152(7)            *                 0        5,152(7)            *
Albert H. Cox, Jr..................        5,250(8)            *                 0        5,250(8)            *
Ernst N. Csiszar...................       75,002(9)             1.2              0       75,002(9)             1.0
Claude E. McCain...................        5,010(10)           *                 0        5,010(10)           *
Kenneth A. Pavia...................        2,500(11)           *                 0        2,500(11)           *
Charles H. Powers..................    2,583,301(12)           34.6              0    2,583,301(12)           30.4
Walker S. Powers...................      501,250(13)            7.8              0      501,250(13)            6.7
John P. Seibels....................      154,227(10)(14)        2.5              0      154,227(10)(14)        2.1
George R. P. Walker, Jr............      129,214(10)(15)        2.1              0      129,214(10)(15)        1.8
John A. Weitzel....................       25,000(16)           *                 0       25,000(16)           *
John C. West.......................       78,527(17)            1.3              0       78,527(17)            1.1
All Directors and Executive
  Officers as a Group
  (13 persons).....................    4,123,183               50.5%             0    4,123,183               44.8%


--------------------------
  * Represents beneficial ownership of less than 1% of the outstanding shares of Common Stock.

 (1) Except as indicated in the footnotes set forth below, the persons named in the table, to the Company's knowledge, have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them. All information assumes no exercise of the Underwriters' over-allotment option. See "Underwriting." The numbers shown include the shares which are not currently outstanding but which certain shareholders are entitled to acquire or will be entitled to acquire within 60 days. Such shares are deemed to be outstanding for the purpose of computing the percentage of outstanding Common Stock owned by the particular shareholder and by the group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

 (2) Based on information contained in a Statement on Form 4 for December, 1996 (the "Form 4"): includes 473,750 shares for which Saad A. Alissa has sole voting power; 72,664 shares, including 46,464 shares of Common Stock underlying a purchase warrant that will be exercised prior to this Offering, that are beneficially owned by Mr. Alissa through General Investors Ltd., a Cayman Island company ("GIL"), of which Mr. Alissa is the sole shareholder; 1,276,250 shares that are beneficially owned by Mr. Alissa through Abdullatif Ali Alissa Est. (the "Establishment"); and 30,425 shares that are beneficially owned by Mr. Alissa through Financial Investors Ltd., a Cayman Island company ("FIL"). The Form 4 indicates that Mr. Alissa is the President of the Establishment, that FIL is wholly-owned by the Establishment and that GIL is wholly-owned by Mr. Alissa. Mr. Alissa's address is P.O. Box 192, Alkhobar, Saudi Arabia.


 (3) Includes (i) 260,000 shares of Common Stock and 261,250 shares of Common Stock underlying certain options for which Mr. Frank Avent, a director of the Company, either owns individually or shares voting and dispositive power and (ii) 118,750 shares of Common Stock underlying certain options which are owned by other members of the Avent Group. The address for the Avent Group is P.O. Box 3886, Florence, South Carolina 29502.

 (4) Includes (i) 1,332,051 shares of Common Stock and 1,251,250 shares of Common Stock underlying certain options which are owned by Mr. Charles H. Powers, a director of the Company, (ii) 250,000 shares of Common Stock and 251,250 shares of Common Stock underlying certain options which are owned by Mr. Walker S. Powers, a director of the Company, and (iii) 62,500 shares of Common Stock and 62,500 shares of Common Stock underlying certain options which are owned by Rex and Jane Huggins. The address of the Powers Group is P.O. Box 6525, Florence, South Carolina 29502.



 (5) Includes 10,000 shares of Common Stock underlying certain options for which Mr. Avent has sole voting power as well as 250,000 shares of Common Stock and 250,000 shares of Common Stock underlying certain options beneficially owned by Pepsi Cola Bottling Company of Florence, South Carolina ("PepsiCo") for which Mr. Avent shares voting and dispositive power. Includes 1,250 shares of Common Stock underlying certain options that the Company expects to grant on June 16, 1997 pursuant to the Company's 1995 Stock Option Plan for Non-employee Directors. Mr. Avent has informed the Company that he is the President and General Manager of PepsiCo. Mr. Avent's address is P.O. Box 3886, Florence, South Carolina 29502. Excludes an aggregate of 30,000 shares of Common Stock and 30,000 shares of Common Stock underlying certain options owned by Mr. Avent's three daughters, of which shares he holds neither sole nor shared voting or dispositive power and, therefore, disclaims beneficial ownership.



 (6) Includes 2,500 shares of Common Stock underlying certain options, 26,250 shares of Common Stock for which Mr. Barilka shares voting and dispositive power with his wife, and 1,250 shares of Common Stock underlying certain options that the Company expects to grant on June 16, 1997 pursuant to the Company's 1995 Stock Option Plan for Non-employee Directors.



 (7) Includes 1,525 shares of Common Stock for which Mr. Clark shares voting and dispositive power with his wife, 960 shares of Common Stock for which Mr. Clark shares voting and dispositive power with his minor son, and 1,250 shares of Common Stock underlying certain options that the Company expects to grant on June 16, 1997 pursuant to the Company's 1995 Stock Option Plan for Non-employee Directors.



 (8) Includes 2,500 shares of Common Stock underlying certain options, 250 shares of Common Stock for which Mr. Cox shares voting and dispositive power with his wife, and 1,250 shares of Common Stock underlying certain options that the Company expects to grant on June 16, 1997 pursuant to the Company's 1995 Stock Option Plan for Non-employee Directors.



 (9) Includes 75,002 shares of Common Stock underlying certain options.



(10) Includes 2,500 shares of Common Stock underlying certain options and 1,250 shares of Common Stock underlying certain options that the Company expects to grant on June 16, 1997 pursuant to the Company's 1995 Stock Option Plan for Non-employee Directors.



(11) Includes 1,250 shares of Common Stock underlying certain options and 1,250 shares of Common Stock underlying certain options that the Company expects to grant on June 16, 1997 pursuant to the Company's 1995 Stock Option Plan for Non-employee Directors.



(12) Includes 1,251,250 shares of Common Stock underlying certain options, which includes 1,250 shares of Common Stock underlying certain options that the Company expects to grant on June 16, 1997 pursuant to the Company's 1995 Stock Option Plan for Non-employee Directors. Mr. Powers' address is P.O. Box 6525, Florence, South Carolina 29502. Excludes 62,500 shares of Common Stock and 62,500 shares of Common Stock underlying certain options held by Mr. Powers' daughter and son-in-law, of which shares he holds neither sole nor shared voting or dispositive power and, therefore, disclaims beneficial ownership.



(13) Includes 251,250 shares of Common Stock underlying certain options, which includes 1,250 shares of Common Stock underlying certain options that the Company expects to grant on June 16, 1997 pursuant to the Company's 1995 Stock Option Plan for Non-employee Directors. Mr. Powers' address is P.O. Box 6525, Florence, South Carolina 29502. Excludes 62,500 shares of Common Stock and 62,500 shares of Common Stock underlying certain options held by Mr. Powers' sister and brother-in-law, of which shares he holds neither sole nor shared voting or dispositive power and, therefore, disclaims beneficial ownership.


(14) Includes 1,250 shares of Common Stock underlying certain options that the Company expects to grant on June 16, 1997 pursuant to the Company's 1995 Stock Option Plan for Non-employee Directors. Excludes 2,253 shares of Common Stock held by Mr. Seibels' wife, of which shares he holds neither sole nor shared voting or dispositive power and, therefore, disclaims beneficial ownership.



(15) Includes 14,721 shares of Common Stock for which Mr. Walker shares voting and dispositive power with his wife as well as 1,250 shares of Common Stock underlying certain options that the Company expects to grant on June 16, 1997 pursuant to the Company's 1995 Stock Option Plan for Non-employee Directors. Excludes 11,389 shares of Common Stock held by Mr. Walker's wife, of which shares he holds neither sole nor shared voting or dispositive power and, therefore, disclaims beneficial ownership.



(16) Includes 20,000 shares of Common Stock underlying certain options.



(17) Includes 70,002 shares of Common Stock underlying certain options. Excludes 250 shares held by Mr. West's wife, of which shares he holds neither sole nor shared voting or dispositive power and, therefore, disclaims beneficial ownership.

--------------------------

    On April 28, 1997, the Company granted options to purchase an aggregate of 260,379 shares of Common Stock at exercise prices ranging from $10 to $22 per share. A portion of these options become exercisable on January 1, 1998.

                          DESCRIPTION OF CAPITAL STOCK


    The authorized capital stock of the Company consists of 12,500,000 shares of Common Stock, par value $1.00 per share, and 5,000,000 shares of Special Stock, no par value. There were issued and outstanding as of June 3, 1997, 6,206,774 shares of Common Stock, all of which are fully paid and nonassessable. No shares of Special Stock are outstanding. However, the Board of Directors of the Company could, without stockholder approval, issue Special Stock and establish the rights, privileges, and preferences thereof, including, but not limited to, dividend rights, convertibility features, redemption rates and prices, liquidation preferences, and voting rights. Such issuance could adversely affect the rights of the holders of shares of the Common Stock. See "Prospectus Summary--Recent Developments."


DIVIDEND RIGHTS

    Holders of the Common Stock and Special Stock are entitled to receive dividends when, as and if declared by the Board of Directors out of funds legally available therefor. However, the Board of Directors could provide, upon issuing Special Stock, that holders of Special Stock should receive dividends in preference to holders of Common Stock, or that no dividends be paid on Common Stock if dividends in full on all shares of Special Stock to which the holders thereof are entitled shall not have been paid or declared and set apart for payment.

VOTING RIGHTS

    Holders of shares of the Common Stock are entitled to one vote per share and, subject to the voting rights, if any, of holders of Special Stock which may hereafter be issued, have the exclusive right to receive notice of shareholders' meetings and to vote thereat. Shareholders of the Company are allowed to cumulate their votes for the election of directors.

EXISTING ANTI-TAKEOVER PROVISIONS

    SOUTH CAROLINA CONTROL SHARE ACQUISITIONS ACT ("CSAA"). The Company is subject to the CSAA, which is intended to render it more difficult or to discourage an attempt to obtain control of the Company by merger, tender offer, proxy contest or otherwise. The CSAA provides that persons who acquire beneficial ownership of the Company's Common Stock in excess of certain thresholds (20%, 33 1/3% and 50%) lose the right to vote shares acquired in the transaction that resulted in the person exceeding one of those thresholds, unless the acquisition is approved by the Company's shareholders. If the acquisition is not approved, the shares are also subject to redemption by the Company.

    SOUTH CAROLINA BUSINESS COMBINATION STATUTE. South Carolina law regulates business combinations such as mergers, consolidations and asset purchases where the business acquired was, or the assets belonged to, a public corporation, such as the Company, and where the acquirer became an Interested Shareholder (as defined below) of the public corporation before a majority of the disinterested members of the Board of Directors of the public corporation approved either (i) the purchase resulting in such acquirer becoming an Interested Shareholder or
(ii) the business combination. In the context of this law, an "Interested Shareholder" is any person who directly or indirectly, alone or in concert with others, beneficially owns or controls 10% or more of the voting stock of the public corporation, and a "disinterested" board member is a person who is neither a present nor a former officer or employee of the corporation. The law is very broad in its scope and is designed to inhibit unfriendly acquisitions. It does not apply to corporations whose Articles of Incorporation contain a provision electing not to be covered by the law. The Company's Articles of Incorporation do not contain such a provision.

    The law prohibits business combinations with an unapproved Interested Shareholder for a period of two years after the date on which the person became an Interested Shareholder and requires that any business combination with an unapproved Interested Shareholder after such two-year period be approved by a majority vote of outstanding shares held by persons other than the Interested Shareholder or, alternatively, meet certain requirements that other shareholders receive at least a specified price for their shares.

    SUPERMAJORITY VOTING REQUIREMENTS. Article 9(k) of the Company's Articles of Incorporation requires a special vote of the shareholders to approve certain transactions, including, among other things, a merger or the sale, lease or exchange of substantially all of the assets (as therein defined) of the Company, with any shareholder owning at least 10% of the Company's equity securities. The approval of such transactions requires the affirmative vote of at least 80% of the holders of each class of equity securities of the Company entitled to vote thereon. The requirement of an 80% shareholder vote does not apply, however, to transactions approved by at least 75% of all the members of the Board of Directors. If such approval by the Board of Directors is obtained, the transaction generally would require approval by the holders of a majority of the outstanding shares entitled to vote, or as otherwise established by law.

    The Company's Articles of Incorporation further provide that Article 9(k) may not be amended, altered or repealed without the approval of the holders of 80% of the Company's shareholders unless 75% of the Board of Directors approves such a change, in which case approval by the holders of 66 2/3% of the Common Stock is required.

    CLASSIFIED BOARD OF DIRECTORS; REMOVAL OF DIRECTORS. The Company's Articles of Incorporation provide for the division of the Board of Directors into three classes of directors serving staggered three-year terms. As a result, approximately one-third of the members of the Board of Directors are elected each year.

    Pursuant to the Company's Articles of Incorporation, directors may be removed without cause by the affirmative vote of the holders of a majority of the shares entitled to vote in the election of directors at a meeting called for that purpose at which 80% of the shares entitled to vote are represented. Directors may be removed for cause by the affirmative vote of the holders of a majority of the shares entitled to vote in the election of directors at a meeting called for that purpose at which a majority of the shares issued, outstanding and entitled to vote are represented. Under South Carolina law, a director of the Company may not be removed from the Board of Directors if the number of votes sufficient to elect such director is voted against his removal.

    The classified Board and director removal provisions could have the effect of discouraging a third party from making a tender offer or otherwise attempting to obtain control of the Company, even though such an attempt might be beneficial to the Company and its shareholders. In addition, the classified Board and director removal provisions could delay shareholders who do not agree with the policies of the Board of Directors from removing a majority of the Board for two years, unless they can obtain the affirmative vote of the holders of a majority of the shares at a meeting at which 80% of the shares are present in person or represented by proxy, or they can show cause and obtain the affirmative vote of the holders of a majority of the shares at a meeting at which a majority is present or represented.

LIQUIDATION RIGHTS

    In the event of liquidation of the Company, holders of the Common Stock are entitled to share pro rata the net assets remaining after the payment of all amounts due creditors and such amounts, if any, as may be due to holders of any Special Stock then outstanding.

PREEMPTIVE RIGHTS

    No holder of any of the Common Stock or Special Stock of the Company is entitled, as of right, to purchase or subscribe for any unissued shares of any class, or additional shares of any class, to be issued by reason of any increase of the authorized capital stock of the Company of any class, or bonds, certificates of indebtedness, debentures, or other securities convertible into shares of the Company or carrying any right to purchase shares of any class. Any such unissued shares, or other securities convertible into shares or carrying any right to purchase shares, may be issued and disposed of, to such persons, firms, corporations, or associations and upon such terms as may be deemed advisable by the Board of Directors.

TRANSFER AGENT AND REGISTRAR

    American Stock Transfer and Trust Company is the transfer agent and registrar for the Common Stock.

                        SHARES ELIGIBLE FOR FUTURE SALE


    Upon completion of this Offering, the Company will have 7,253,238 shares of Common Stock outstanding. Such shares will be freely tradable without restriction or further registration under the Securities Act, except by "affiliates" of the Company, as defined under the Securities Act.



    The Company's officers and directors and certain shareholders, who upon completion of this Offering will beneficially own in the aggregate approximately
4.2 million shares, and the Company have agreed, subject to certain exceptions, not to sell, offer for sale, or otherwise dispose of any Common Stock for a period of 180 days from the date of this prospectus without the prior written consent of Advest, Inc. See "Underwriting."


    No prediction can be made of the effect that the sale or availability for sale of shares of Common Stock will have on the market price of the Common Stock. Nevertheless, sales of substantial amounts of such shares in the public market, or the perception that such sales could occur, could adversely affect the market price of the Common Stock and could impair the Company's future ability to raise capital through an offering of its equity securities.

                                  UNDERWRITING

    Under the terms and subject to the conditions set forth in the Underwriting Agreement, the Underwriters named below, for whom Advest, Inc. and Scott & Stringfellow, Inc. are acting as the representatives (the "Representatives"), have severally and not jointly agreed to purchase from the Company and the Selling Shareholder the respective aggregate number of shares of Common Stock set forth opposite their names below, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus.

                                                                                   NUMBER OF
UNDERWRITER                                                                          SHARES
---------------------------------------------------------------------------------  ----------
Advest, Inc......................................................................
Scott & Stringfellow, Inc........................................................

                                                                                   ----------
    Total........................................................................   2,853,089
                                                                                   ----------
                                                                                   ----------

    The Underwriters are committed to purchase and pay for all the shares of Common Stock offered hereby (other than those shares covered by the Underwriters' over-allotment option described below) if any are purchased. The Underwriting Agreement provides that the obligations of the several Underwriters are subject to approval of certain matters by their counsel and to various other conditions.

    The Company and the Selling Shareholder have been advised by the Underwriters that the Underwriters propose to offer the shares of Common Stock directly to the public at the offering price set forth on the cover of this Prospectus and to certain dealers at such price less a concession not in excess
of $         per share. The Underwriters may allow, and such dealers may
reallow, a concession not in excess of $         per share to certain other
dealers. After commencement of the Offering, the public offering price and other selling terms may be changed by the Underwriters.

    In the Underwriting Agreement, the Company and the Selling Shareholder have agreed to indemnify the Underwriters against certain liabilities that may be incurred in connection with the offering of Common Stock, including liabilities under the Securities Act.

    The Company has granted to the Underwriters an option, exercisable not later than 30 days after the date of this Prospectus, to purchase up to 427,963 additional shares of Common Stock solely to cover over-allotments, if any, at the price to public less underwriting discounts and commissions set forth on the cover page of this Prospectus. If the Underwriters exercise such option, the Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof as the number of shares of Common Stock to be purchased by each of them as shown in the table above, bears to 427,963 shares of Common Stock and the Company will be obligated, pursuant to the option, to sell all of such shares to the Underwriters. If purchased, the Underwriters will sell such additional shares on the same terms as those on which the 2,853,089 shares are being sold.


    The Company, the Selling Shareholder, each of the Company's officers and directors and certain other shareholders have agreed not to, for a period of 180 days after the date of this Prospectus and subject to certain exceptions, directly or indirectly, (i) offer, sell, contract to sell or otherwise dispose of any shares of Common Stock or securities convertible in or exchangeable for Common Stock or (ii) enter into any swap or other agreement or transaction that transfers, in whole or in part, the economic consequences of ownership of shares of Common Stock whether any such swap or other agreement is to be settled by delivery of shares of Common Stock, other securities, cash or otherwise without the prior written consent of Advest, Inc., as representative of the Underwriters. In addition, the Company has agreed that, for 180 days from the date of this Prospectus, it will not issue any shares of Common Stock except upon, among other things, the exercise of stock options outstanding as of the date of this Prospectus.


    The Underwriters have informed the Company and the Selling Shareholder that the Underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

    At the request of the Company, the Underwriters are reserving up to 142,000 shares of Common Stock at the public offering price as set forth on the cover page of the Prospectus for sales to certain officers, directors and employees of the Company and affiliates, certain family members of the foregoing and other persons having business relationships with the Company or its affiliates. The number of shares of Common Stock available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares which are not so purchased will be offered by the Underwriters to the general public on the same basis as the other shares of Common Stock offered hereby.

    The foregoing is a summary of the principal terms of the Underwriting Agreement and does not purport to be complete. Reference is made to a copy of the Underwriting Agreement which is on file as an exhibit to the Registration Statement.

    The Representatives, on behalf of the Underwriters, may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934, as amended. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the Common Stock in the open market after the distribution has been completed in order to cover syndicate short positions. Such stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the Common Stock to be higher than it would otherwise be in the absence of such transactions. These transactions may be effected on The Nasdaq Stock Market or otherwise and, if commenced, may be discounted at any time.

                                 LEGAL MATTERS

    The validity of the shares of Common Stock offered hereby will be passed upon for the Company by King & Spalding, Atlanta, Georgia. Certain legal matters in connection with this Offering will be passed upon for the Underwriters by LeBoeuf, Lamb, Greene & MacRae, L.L.P., a limited liability partnership including professional corporations, New York, New York. In rendering such opinions, such firms will rely upon the opinion of Sinkler & Boyd, P.A., Columbia, South Carolina, as to matters of South Carolina law.

                                    EXPERTS

    The financial statements and schedules of the Company as of December 31, 1996 and 1995 and for each of the years in the three-year period ended December 31, 1996 have been included herein in reliance upon the reports of Arthur Andersen LLP, independent public accountants, and upon the authority of said firm as experts in accounting and auditing in giving said reports.

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company may be examined without charge at, or copies obtained upon payment of prescribed fees from, the Public Reference Section of the Commission at Room 1024 Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549 and are also available for inspection and copying at the regional offices of the Commission located at Seven World Trade Center, Suite 1300, New York, New York 10048 and at 500 West Madison Street, Suite 1400, Chicago, Illinois

60661-2511. The Commission maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding the Company. In addition, the Company's Common Stock is listed on The Nasdaq Stock Market and such material also can be inspected and copied at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

    The Company has filed with the Commission a Registration Statement on Form S-2 under the Securities Act of 1933, as amended (the "Securities Act"), and the rules promulgated thereunder, with respect to the Common Stock. This Prospectus, which is part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits and financial schedules thereto. For further information concerning the Company and the Common Stock, reference is made to the Registration Statement and the exhibits and schedules filed therewith, which may be examined without charge at, or copies obtained upon payment of prescribed fees from, the Commission and its regional offices at the locations listed above. Any statements contained herein concerning the provisions of any document are not necessarily complete, and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE


    The Company's (i) Annual Report on Form 10-K for the fiscal year ended December 31, 1996, and (ii) Quarterly Report on Form 10-Q for the quarter ended March 31, 1997, each of which has previously been filed with the Commission (File No. 0-08804), are incorporated herein by reference.


    All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the Offering of the Common Stock shall be deemed to be incorporated by reference in this Prospectus and made a part hereof from the date of the filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other document subsequently filed with the Commission which also is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the documents incorporated by reference herein (not including the exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents. Requests for such copies should be directed to: The Seibels Bruce Group, Inc., 1501 Lady Street, Columbia, South Carolina 29201, Attention: Corporate Secretary; telephone: (803) 748-2000.

            GLOSSARY OF SELECTED INSURANCE AND CERTAIN DEFINED TERMS

Admitted Insurer..............  An insurance company licensed by a state regulatory authority to transact insurance business in that state. An admitted insurer is subject to the rules and regulations of each state in which it is licensed governing virtually all aspects of its insurance operations and financial condition.
                                A non-admitted insurer, also known as an excess and surplus lines insurer, is not licensed to transact insurance busi-
                                ness in a given state but may be permitted to write certain business in that state in accordance with the provisions of excess and surplus lines insurance laws which generally
                                involve less rate and operational regulation.
Adverse Loss Developments.....  Increase in losses and loss adjustment expenses exceeding anticipated loss and loss adjustment expense experience over a given period of time.
Allocated Loss Adjustment
  Expense ("ALAE")............  Allocated loss adjustment expense includes all legal expenses and other expenses incurred by a company in
                                connection with the investigation, adjustment, settlement or litigation of claims or losses under business covered. ALAE does not include costs of "in-house" counsel, claims staff or other overhead or general expense of the insurer.

A.M. Best.....................  A.M. Best Company, Inc., a rating agency and publisher for the insurance industry.

Assume........................  To accept from the primary insurer or reinsurer all or a portion of the liability underwritten by such primary
                                insurer or reinsurer.

BOP...........................  Business owners policy; a prepackaged insurance product for business.

Cede..........................  To transfer to another insurer (the reinsurer) all or part of the insurance written by an insurer (the "ceding insurer"
                                or "ceding company").

Ceding Commission.............  A commission (usually a percentage of the reinsurance premium) paid by the reinsurer to the ceding company.

Combined Ratio................  The sum of the expense ratio and the loss ratio, determined in accordance with statutory accounting principles. A
                                combined ratio under 100% indicates an underwriting profit and a combined ratio over 100% indicates an underwriting
                                loss.

Company (or SBIG).............  The Seibels Bruce Group, Inc., a South Carolina corporation, and its subsidiaries, unless the context indicates
                                otherwise.

CPP...........................  Commercial package policy; an insurance product that provides insureds with coverage for real and personal
                                business property combined with comprehensive general
                                liability coverage.

Designated Agents.............  Insurance agents that write insurance for the SC Facility through one of the SC Facility's three servicing carriers.

Direct writer.................  An insurer or reinsurer that markets and sells insurance directly to its insured, either by use of telephone, mail or exclusive agents.

Direct premiums written.......  Total premiums collected in respect of policies issued by an insurer during a given period without any reduction for
                                premiums ceded to a reinsurer.

Excess and Surplus
  Insurance...................  A type of insurance that is generally written on classes of risks which admitted insurers will not write or which are
                                too small in premium size for larger companies to handle
                                efficiently. Because of the lack of availability of coverage from admitted insurers, premium levels for excess and
                                surplus policies are generally higher than for standard
                                coverages provided by admitted insurers.

Excess of Loss Reinsurance....  A generic term describing reinsurance which indemnifies the reinsured against all or a specified portion of losses on
                                underlying insurance policies in excess of a specified
                                dollar amount, called a "layer" or "retention."

Expense Ratio.................  The ratio of commissions and other expenses incurred to premiums. The percentage of premium used to pay all the
                                costs of acquiring, writing and servicing insurance and
                                reinsurance.

FEMA..........................  Federal Emergency Management Agency, a federal agency that administers the NFIP.

General Liability Insurance...  Coverage for an insured risk which causes bodily injury or property damage to others.

Generally Accepted Accounting
  Principles ("GAAP").........  The method of accounting used for reporting to shareholders as defined by the American Institute of Certified Public
                                Accountants or the Financial Accounting Standards Board.
                                Unless otherwise indicated, all financial information
                                contained in this Prospectus is based on GAAP.

Gross Premiums Written........  Direct premiums written plus premiums collected in respect of policies assumed, in whole or in part, from other
                                insurance carriers.

Incurred But Not Reported
  ("IBNR") claims.............  Claims under policies that have been incurred but have not yet been reported to the Company by the insured.

Incurred But Not Reported
  ("IBNR") reserves...........  IBNR reserves include LAE related to losses anticipated from
                                IBNR claims and may also provide for future adverse loss
                                development on reported claims.

Liability Coverage............  Insurance coverage that compensates for damages for which the insured is legally liable, including as a consequence of negligent acts that result in injuries to other persons or damage to their property.

Loss Adjustment Expense
  ("LAE").....................  Expenses incurred in the settlement of claims, including outside adjustment expenses, legal fees and internal
                                administrative costs associated with claims adjustment
                                process, but not including general overhead expenses.

Loss and LAE Ratio............  The ratio of losses and LAE incurred to premiums earned.

Loss and LAE Reserves.........  Liabilities established by insurers to reflect the ultimate estimated cost of claim payments as of a given date.

Loss Ratio....................  The ratio of claims incurred and the increase in policy reserves to premiums.

Loss Reserve..................  Loss reserves are estimates at a given point in time of amounts that an insurer expects to pay in incurred losses
                                based on facts and circumstances then known. The amount of loss reserves for reported claims is primarily based upon a case-by-case evaluation of the type of claim involved, the circumstances surrounding the claim, and the policy
                                provisions relating to the type of loss. The amount of loss reserves for unreported claims and case reserve development is determined on the basis of historical information and
                                anticipated future conditions by lines of insurance and
                                actuarial review. Loss reserves also include amounts for
                                loss adjustment expenses.

Managing General Agent or
  MGA.........................  A fee-for-service arrangement wherein the agent sells and services insurance policies issued by an insurance company.

NAIC..........................  The National Association of Insurance Commissioners.

NC Facility...................  The North Carolina Reinsurance Facility.

NFIP..........................  The National Flood Insurance Program.

Net Premiums Earned...........  The portion of net premiums written applicable to the expired period of policies and, accordingly, recognized as income during a given period.

Net Written Premiums..........  Total premiums for insurance written (less any return premiums) during a given period, reduced by premiums ceded in respect of liability reinsured by other carriers.

Nonstandard Automobile Insur-
  ance........................  Personal lines automobile insurance written for those individuals presenting an above average risk profile (i.e., higher risk) in terms of payment history, driving
                                experience, record of prior accidents or driving violations, particular occupation or type of vehicle and other factors.

Physical Damage Coverage......  Insurance coverage that compensate for damage to the insured's automobile under the heading of "Collision" or
                                "Comprehensive" coverage. Losses under physical damage
                                coverage are generally limited to the value of the vehicle insured.

Premiums......................  The consideration received by the Company pursuant to the terms of an insurance contract.

Quota Share Reinsurance.......  A generic term describing all forms of reinsurance in which the reinsurer shares an agreed percentage of both the
                                original premiums and the losses of the reinsured. (Also
                                known as pro rata reinsurance, proportional reinsurance, and participating reinsurance).

Redundancy (Deficiency).......  Estimates in reserves change as more information becomes known about the frequency and severity of claims for each
                                year. A redundancy (deficiency) exists when the original
                                liability estimate is greater (less) than the re-estimated liability. The cumulative redundancy (deficiency) is the
                                aggregate net changes in estimates over time subsequent to establishing the original liability estimate.

Reinsurance...................  A transaction in which one insurance company ("reinsurer")
                                assumes all or part of an insurance risk undertaken
                                originally by another insurer ("ceding insurer"), in
                                exchange for consideration paid by the ceding insurer.
Reserves......................  Estimated liabilities established by an insurer to reflect the estimated costs of claims payments that the insurer will ultimately be required to pay with respect to insurance it has written.
Residual Market...............  The market consisting of those persons (most frequently drivers seeking automobile insurance) who are unable to
                                obtain insurance coverage in the voluntary market.
Risk-Based Capital ("RBC")....  The measure adopted by the NAIC and some states setting forth a methodology for assessing and reporting on the
                                adequacy of the capital of insurers.
Run-off.......................  A discontinued line of business in which an insurance company continues to maintain reserves and pay claims
                                although it is no longer writing new or renewal policies.
SC Facility...................  The South Carolina Reinsurance Facility, a legislatively mandated residual plan for high-risk nonstandard drivers in
                                South Carolina.
Specialty Lines...............  A risk or a part of a risk for which there is no market available through admitted companies. Therefore, it is
                                placed with non-admitted companies on an unregulated basis with regard to premium and form. Specialty lines are
                                sometimes referred to as nonstandard or excess and surplus lines.
Standard Automobile
  Insurance...................  Personal lines automobile insurance written for those individuals presenting an average risk profile in terms of loss history, driving record, type of vehicle driven and
                                other factors.
Statutory Accounting Practices
  ("SAP").....................  Accounting practices which consist of recording transactions and preparing financial statements in accordance with the
                                rules and procedures prescribed or permitted by state
                                regulatory authorities. Statutory accounting emphasizes
                                solvency rather than matching revenues and expenses during an accounting period.
Statutory Surplus.............  The excess of admitted assets over total liabilities
                                (including loss reserves), determined using data reported in accordance with SAP.
Underwriting..................  The process whereby an insurer reviews applications submitted for insurance coverage and determines whether to provide all or part of the coverage being requested for an agreed premium.
Underwriting Expense..........  As used in the definition of "Expense Ratio", the aggregate of policy acquisition costs and the portion of
                                administrative, general and other expenses of an insurer
                                attributable to underwriting operations.
Unearned Premiums.............  The portion of a premium representing the unexpired portion of the contract term as of a certain date.
Voluntary Market..............  The market in which a person seeking insurance obtains coverage without the assistance of an assigned risk plan,
                                joint underwriting association, reinsurance facility or
                                similar mechanism, through an insurer of his or her own
                                selection.
WYO...........................  The Write Your Own Flood Program of the NFIP. The WYO
                                includes policies sold by independent agents written by
                                servicing carriers and excludes policies sold directly by
                                the NFIP.

                 THE SEIBELS BRUCE GROUP, INC. AND SUBSIDIARIES
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                                PAGE
                                                                                                                -----
Report of Independent Public Accountants...................................................................         F-2

Consolidated Financial Statements:

Consolidated Balance Sheets as of December 31, 1995 and 1996 and (unaudited) March 31, 1997................         F-3

Consolidated Statements of Operations for the years ended December 31, 1994, 1995 and 1996 and (unaudited)
  for the three months ended March 31, 1996 and 1997.......................................................         F-4

Consolidated Statements of Changes in Shareholders' Equity for the years ended December 31, 1994, 1995 and
  1996 and (unaudited) for the three months ended March 31, 1996 and 1997..................................         F-5

Consolidated Statements of Cash Flows for the years ended December 31, 1994, 1995 and 1996 and (unaudited)
  for the three months ended March 31, 1996 and 1997.......................................................         F-6

Notes to Consolidated Financial Statements.................................................................         F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders of

The Seibels Bruce Group, Inc.:

    We have audited the accompanying consolidated balance sheets of The Seibels Bruce Group, Inc. (a South Carolina corporation) (the Parent Company) and subsidiaries (collectively the "Company"), as of December 31, 1996 and 1995, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements and the schedules referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Seibels Bruce Group, Inc. and subsidiaries, as of December 31, 1996 and 1995 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

    Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The Schedules I, II, III, IV, V and VI listed in Part IV, Item 14 (incorporated but not included herein), are presented for purposes of complying with the Securities and Exchange Commissions rules and are not part of the basic financial statements. These schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, fairly state in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

ARTHUR ANDERSEN LLP

Columbia, South Carolina
March 14, 1997 (except with respect to the matters discussed in Note 15, as to which the date is May 12, 1997).

                 THE SEIBELS BRUCE GROUP, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

         AS OF DECEMBER 31, 1995 AND 1996 AND UNAUDITED MARCH 31, 1997
                          (DOLLARS SHOWN IN THOUSANDS)

                                                                                   DECEMBER 31,
                                                                              ----------------------
                                                                                 1995        1996
                                                                              ----------  ----------   MARCH 31,
                                                                                                         1997
                                                                                                      -----------
                                                                                                      (UNAUDITED)
ASSETS
Investments:
  Debt securities, available-for-sale, at market (Note 2)...................  $   33,581  $   40,217   $  38,057
  Equity securities, at market (Note 2).....................................         377          35          17
  Cash and short-term investments...........................................      16,649       2,664      10,763
  Other long-term investments...............................................          34          28          28
                                                                              ----------  ----------  -----------
    Total cash and investments..............................................      50,641      42,944      48,865
Accrued investment income...................................................         697         772         435
Premiums and agents' balances receivable, net...............................       7,005       6,477       6,380
Reinsurance recoverable on paid losses and loss adjustment expenses.........      27,423      28,218      23,319
Reinsurance recoverable on unpaid losses and loss adjustment expenses.......      84,492      84,725      66,659
Property and equipment, net.................................................       5,396       5,194       5,003
Prepaid reinsurance premiums--ceded business................................      43,469      46,118      45,171
Deferred policy acquisition costs...........................................         293          96          55
Other assets................................................................       4,589       5,928       6,129
                                                                              ----------  ----------  -----------
    Total assets............................................................  $  224,005  $  220,472   $ 202,016
                                                                              ----------  ----------  -----------
                                                                              ----------  ----------  -----------
LIABILITIES
Losses and claims:
  Reported and estimated losses and claims
    --retained business.....................................................  $   47,445  $   37,019   $  36,351
    --ceded business........................................................      74,918      74,735      57,258
  Adjustment expenses--retained business....................................      13,586      10,408       9,587
    --ceded business........................................................       9,574       9,990       9,401
Unearned premiums:
  Property and casualty--retained business..................................       1,900       1,380       1,300
    --ceded business........................................................      43,469      46,118      45,171
  Credit life...............................................................         758         194         143
Balances due other insurance companies......................................      12,438       8,736      11,410
Notes payable...............................................................       2,476           0           0
Current income taxes payable................................................         191          17           9
Other liabilities and deferred items........................................       7,063       8,084       7,175
                                                                              ----------  ----------  -----------
    Total liabilities.......................................................  $  213,818  $  196,681   $ 177,805
                                                                              ----------  ----------  -----------
COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY
Special stock, no par value, authorized 5,000,000 shares, none issued and
  outstanding...............................................................      --          --          --
Common stock, $1 par value, authorized 12,500,000 shares, issued and outstanding of 4,193,171, 6,168,097 and 6,192,172 shares at 1995, 1996 and
  1997).....................................................................       4,193       6,168       6,192
Additional paid-in-capital..................................................      46,660      54,050      54,218
Unrealized gain/(loss) on investments.......................................         401        (536)     (1,011)
Accumulated deficit.........................................................     (41,067)    (35,891)    (35,188)
                                                                              ----------  ----------  -----------
    Total shareholders' equity..............................................      10,187      23,791      24,211
                                                                              ----------  ----------  -----------
Total liabilities and shareholders' equity..................................  $  224,005  $  220,472   $ 202,016
                                                                              ----------  ----------  -----------
                                                                              ----------  ----------  -----------

  The accompanying notes are an integral part of these consolidated financial statements.

                 THE SEIBELS BRUCE GROUP, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

              FOR THE YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996
         AND THE (UNAUDITED) THREE MONTHS ENDED MARCH 31, 1996 AND 1997

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                               THREE MONTHS ENDED
                                                                YEARS ENDED DECEMBER 31,           MARCH 31,
                                                            --------------------------------  --------------------
                                                               1994       1995       1996       1996       1997
                                                            ----------  ---------  ---------  ---------  ---------
                                                                                                  (UNAUDITED)
Commission & service income...............................  $   60,669  $  49,572  $  45,585  $  10,115  $  10,964
Premiums earned:
  Property & casualty.....................................      14,718     10,384      7,186      2,999      2,309
  Credit life.............................................       1,801        890        478        125         14
Net investment income.....................................       5,321      3,176      3,006        660        708
Other interest income.....................................         905      1,154        801        118        297
Realized gains (losses) on investments....................      (6,327)       164        (14)       194        219
Other income..............................................       2,673        843        151         23          4
                                                            ----------  ---------  ---------  ---------  ---------
    Total revenues........................................      79,760     66,183     57,193     14,234     14,515
                                                            ----------  ---------  ---------  ---------  ---------
Expenses
  Property & casualty:
    Losses & loss adjustment expenses.....................      36,954     17,618     10,980      4,040      3,802
    Policy acquisition costs..............................       5,538      3,794      1,777        683        582
  Credit life benefits....................................         770        545        203         70         25
  Interest expense........................................         321        308        174         85         17
  Other operating costs & expenses........................      55,222     42,768     39,014      8,716      9,373
                                                            ----------  ---------  ---------  ---------  ---------
    Total expenses........................................      98,805     65,033     52,148     13,594     13,799
                                                            ----------  ---------  ---------  ---------  ---------
Income (loss) from operations, before income
  taxes...................................................     (19,045)     1,150      5,045        640        716
Provision (benefit) for income taxes......................          29         (2)      (131)         8         13
                                                            ----------  ---------  ---------  ---------  ---------
Net income (loss).........................................  $  (19,074) $   1,152  $   5,176        632        703
                                                            ----------  ---------  ---------  ---------  ---------
                                                            ----------  ---------  ---------  ---------  ---------
Per share & common equivalent share:
  Net income (loss).......................................  $    (6.89) $    0.28  $    0.90  $    0.14  $    0.11
                                                            ----------  ---------  ---------  ---------  ---------
                                                            ----------  ---------  ---------  ---------  ---------
  Weighted average shares outstanding.....................       2,767      4,181      6,382      4,390      6,175
                                                            ----------  ---------  ---------  ---------  ---------
                                                            ----------  ---------  ---------  ---------  ---------
Pro forma SFAS No. 128 basic earnings per share (Note 1):
  Net income (loss).......................................  $    (6.89) $    0.28  $    1.05  $    0.15  $    0.11
                                                            ----------  ---------  ---------  ---------  ---------
                                                            ----------  ---------  ---------  ---------  ---------
  Weighted average shares outstanding.....................       2,767      4,181      4,918      4,211      6,175
                                                            ----------  ---------  ---------  ---------  ---------
                                                            ----------  ---------  ---------  ---------  ---------

  The accompanying notes are an integral part of these consolidated financial statements

                 THE SEIBELS BRUCE GROUP, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

              FOR THE YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996
         AND THE (UNAUDITED) THREE MONTHS ENDED MARCH 31, 1996 AND 1997
                          (DOLLARS SHOWN IN THOUSANDS)

                                                                                              THREE MONTHS ENDED
                                                             YEARS ENDED DECEMBER 31,             MARCH 31,
                                                        ----------------------------------  ----------------------
                                                           1994        1995        1996        1996        1997
                                                        ----------  ----------  ----------  ----------  ----------
                                                                                                 (UNAUDITED)
Common stock outstanding:
  Beginning of year...................................  $    1,875  $    3,625  $    4,193  $    4,193  $    6,168
  Stock issued in connection with rights offering.....      --             554      --          --          --
  Stock issued to benefit plans, agents and others....      --              14           4      --              24
  Stock issued in exchange for cancellation of note
    payable...........................................       1,750      --          --          --
  Stock issued in connection with capital
    contributions.....................................      --          --           1,971         409
                                                        ----------  ----------  ----------  ----------  ----------
  End of period.......................................  $    3,625  $    4,193  $    6,168  $    4,602  $    6,192
                                                        ----------  ----------  ----------  ----------  ----------
                                                        ----------  ----------  ----------  ----------  ----------
Additional paid-in-capital:
  Beginning of year...................................  $   33,609  $   41,859  $   46,660  $   46,660  $   54,050
  Stock issued in connection with rights offering.....      --           4,767      --          --          --
  Stock issued to benefit plans, agents and others....      --              34          21      --             168
  Stock issued in exchange for cancellation of note
    payable...........................................       8,250      --          --          --          --
  Stock issued in connection with capital
    contributions, net of associated expenses.........      --          --           7,369       2,799      --
                                                        ----------  ----------  ----------  ----------  ----------
  End of period.......................................  $   41,859  $   46,660  $   54,050  $   49,459  $   54,218
                                                        ----------  ----------  ----------  ----------  ----------
                                                        ----------  ----------  ----------  ----------  ----------
Unrealized gain (loss) on securities:
  Beginning of year...................................  $    2,404  $   (2,615) $      401  $      401  $     (536)
  Change during the period............................      (5,019)      3,016        (937)     (1,035)       (475)
                                                        ----------  ----------  ----------  ----------  ----------
  End of period.......................................  $   (2,615) $      401  $     (536) $     (634) $   (1,011)
                                                        ----------  ----------  ----------  ----------  ----------
                                                        ----------  ----------  ----------  ----------  ----------
Accumulated deficit:
  Beginning of year...................................  $  (23,145) $  (42,219) $  (41,067) $  (41,067) $  (35,891)
  Net income (loss) for the period....................     (19,074)      1,152       5,176         632         703
                                                        ----------  ----------  ----------  ----------  ----------
  End of period.......................................  $  (42,219) $  (41,067) $  (35,891) $  (40,435) $  (35,188)
                                                        ----------  ----------  ----------  ----------  ----------
                                                        ----------  ----------  ----------  ----------  ----------
    Total shareholders' equity........................  $      650  $   10,187  $   23,791  $   12,992  $   24,211
                                                        ----------  ----------  ----------  ----------  ----------
                                                        ----------  ----------  ----------  ----------  ----------

                 THE SEIBELS BRUCE GROUP, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

              FOR THE YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996
         AND THE (UNAUDITED) THREE MONTHS ENDED MARCH 31, 1996 AND 1997
                          (DOLLARS SHOWN IN THOUSANDS)

                                                                                                                THREE MONTHS
                                                                                     YEARS ENDED                   ENDED
                                                                                    DECEMBER 31,                 MARCH 31,
                                                                           -------------------------------  --------------------
                                                                             1994       1995       1996       1996       1997
                                                                           ---------  ---------  ---------  ---------  ---------
                                                                                                                (UNAUDITED)
Cash flows from operating activities:
  Net income (loss)......................................................  $ (19,074) $   1,152  $   5,176  $     632  $     703
  Adjustments to reconcile net loss to net cash used in operating activities:
    Depreciation.........................................................        739        925        979        239        249
    Realized losses (gains) on investments...............................      6,327       (164)        14       (194)      (219)
    Stock issued as compensation.........................................     --             31         16     --         --
    Change in assets and liabilities:
      Accrued investment income..........................................        278        112        (75)       333        337
      Premium and agents' balances receivable, net.......................        690      6,023        528       (464)        97
      Premium notes receivable...........................................     11,120     --         --         --         --
      Reinsurance recoverable on losses and loss adjustment expenses.....     (8,943)     7,093     (1,028)    20,459     22,965
      Prepaid reinsurance premiums-ceded business........................      6,443      5,014     (2,649)       855        947
      Deferred policy acquisition costs..................................      2,943        606        197         99         41
      Unpaid losses and loss adjustment expenses.........................    (26,837)   (21,175)   (13,371)   (23,031)   (19,555)
      Unearned premiums..................................................     (8,719)   (10,164)     1,565     (1,757)    (1,078)
      Balances due other insurance companies.............................     (8,657)    (6,681)    (3,702)     4,438      2,674
      Current income taxes payable.......................................       (571)        42       (174)       (36)        (8)
      Outstanding drafts and bank overdraft..............................     (3,336)    (3,891)    --         --         --
      Other-net..........................................................      2,989       (634)      (414)    (3,065)    (1,116)
                                                                           ---------  ---------  ---------  ---------  ---------
Net cash (used in) provided by operating activities......................    (44,608)   (21,711)   (12,938)    (1,492)     6,037
                                                                           ---------  ---------  ---------  ---------  ---------
Cash flows from investing activities:
  Proceeds from investments sold.........................................    143,609     10,804      3,954      1,170        263
  Proceeds from investments matured......................................         45      2,030      3,095      2,795      1,665
  Cost of investments acquired...........................................    (88,041)    (4,201)   (14,288)    (5,510)    --
  Proceeds from mortgage loan receivable.................................     --          1,965     --         --         --
  Proceeds from property and equipment sold..............................        655         57        116        108     --
  Purchases from property and equipment..................................     (2,418)       (92)      (797)      (406)       (58)
                                                                           ---------  ---------  ---------  ---------  ---------
Net cash (used in) provided by investing activities......................     53,850     10,563     (7,920)    (1,843)     1,870
                                                                           ---------  ---------  ---------  ---------  ---------
Cash flows from financing activities:
  Issuance of capital stock..............................................     --         --          9,340      9,458     --
  Proceeds from (repayment of) notes payable.............................     (1,934)     2,000     (2,476)    --         --
  Stock issued under stock option plans..................................     --             18          9     --            192
  Proceeds from stock rights offering....................................     --          5,321     --         --         --
                                                                           ---------  ---------  ---------  ---------  ---------
Net cash used in financing activities....................................     (1,934)     7,339      6,873      9,458        192
                                                                           ---------  ---------  ---------  ---------  ---------
Net increase (decrease) in cash and short term investments...............      7,308     (3,809)   (13,985)     6,123      8,099
Cash and short term investments, beginning of year.......................     13,150     20,458     16,649     16,649      2,664
                                                                           ---------  ---------  ---------  ---------  ---------
Cash and short term investments, end of year.............................  $  20,458  $  16,649  $   2,664  $  22,772     10,763
                                                                           ---------  ---------  ---------  ---------  ---------
                                                                           ---------  ---------  ---------  ---------  ---------
Supplemental cash flow information:
  Interest paid..........................................................  $     210  $      96  $     350     --      $      17
  Income taxes paid (recovered)..........................................        600        (44)        43         43         48
Noncash investing activities:
  Notes payable exchanged for common stock...............................  $  10,000  $  --      $  --         --         --
  Notes payable in lieu of interest payment..............................        439         37     --         --         --

  The accompanying notes are an integral part of these consolidated financial statements

                 THE SEIBELS BRUCE GROUP, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    BUSINESS OPERATIONS, PRINCIPLES OF CONSOLIDATION AND PRESENTATION

    The Seibels Bruce Group, Inc. ("SBIG") provides automobile, flood, and other property and casualty insurance services and products to customers located primarily in the southeastern United States. The Company's largest source of revenues derives from the Company's role as one of three servicing carriers for the South Carolina Reinsurance Facility (the "Facility"), a state-sponsored plan for insuring South Carolina drivers outside of the voluntary market. The Company also is a leading provider, and an original participant, in the National Flood Insurance Program (the "NFIP"), a flood insurance program administered by the federal government. As a servicing carrier for the Facility and the NFIP, the Company receives commissions and fees, but reinsures all of the underwriting risk. The Company provides other fee-based services, including services in its capacity as a managing general agent ("MGA") for commercial insurance policies underwritten by unaffiliated insurance companies, catastrophe claims services, excess and surplus lines brokerage services and liability run-off management services. Recently, the Company began marketing and underwriting nonstandard automobile insurance on a risk-bearing basis.

    From the mid-1980's through the middle of 1995, the Company experienced significant operating losses due primarily to environmental and construction defect claims on general liability policies written by the Company prior to 1985, losses from Hurricane Hugo in 1989 and from Hurricane Andrew in 1992, and losses on workers' compensation insurance policies written by the Company. Despite a significant recapitalization in 1994, these operating losses reduced the Company's shareholders' equity to $650,000 by the end of 1994, and the Company suspended its underwriting operations in early 1995. Beginning in 1995, new management took a number of actions to stabilize and improve the Company's financial condition through significant cost reductions and the investment of new equity capital as well as a renewed emphasis on the Company's fee-based businesses. As a result of these actions, the Company realized net income in both 1995 and 1996 and was able to resume limited insurance underwriting activities in 1996.

    The accompanying consolidated financial statements have been prepared in conformity with generally accepted accounting principles ("GAAP") and include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

    Certain classifications previously presented in the consolidated financial statements for prior years have been changed to conform to current classifications.

    USE OF ESTIMATES IN PREPARATION OF FINANCIAL STATEMENTS

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates, although, in the opinion of the management, such differences would not be significant.

    CASH AND SHORT-TERM INVESTMENTS

    For purposes of the Statements of Cash Flows, the Company considers both cash and short-term investments within the caption "cash and short-term investments" to be those highly liquid investments purchased with an initial maturity of three months or less.

                 THE SEIBELS BRUCE GROUP, INC. AND SUBSIDIARIES

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    FAIR VALUE OF FINANCIAL INSTRUMENTS

    The fair value of debt and equity securities, short-term investments, other long-term investments, cash and accrued investment income was $51.3 million and $43.7 million at December 31, 1995 and 1996, respectively. The fair values of cash and short-term investments approximate carrying value because of the short maturity of those instruments.

    The fair values of debt securities and equity securities were determined in accordance with methods prescribed by the National Association of Insurance Commissioners which do not differ materially from nationally quoted market prices. The fair market value of certain municipal bonds is assumed to be equal to amortized cost where no market quotations exist. Premium and agents' balances receivable are carried at their historical costs which approximate fair value as a result of timely collections and evaluations of recoverability with a provision for uncollectable amounts.

    The fair value of debt was $2.5 million at December 31, 1995. The fair value of debt was estimated to be its carrying value based on the remaining short-term maturity. The Company satisfied all notes payable in May, 1996.

    PROPERTY AND CASUALTY PREMIUMS

    Property and Casualty premiums are reflected in income when earned as computed on a monthly pro rata method. Written premiums and earned premiums have been reduced by reinsurance placed with other companies, including substantial amounts related to business produced as a servicing carrier. A reconciliation of direct to net premiums, on both a written and an earned basis is as follows (in thousands):

                                               1994                      1995                      1996
                                     ------------------------  ------------------------  ------------------------
                                       WRITTEN      EARNED       WRITTEN      EARNED       WRITTEN      EARNED
                                     -----------  -----------  -----------  -----------  -----------  -----------
Direct.............................  $   140,683  $   146,481  $   114,184  $   122,912  $   106,925  $   105,212
Assumed............................        5,332        2,275          422        1,232        6,235        5,819
Ceded..............................     (131,478)    (134,038)    (108,560)    (113,760)    (106,494)    (103,845)
                                     -----------  -----------  -----------  -----------  -----------  -----------
Net................................  $    14,537  $    14,718  $     6,046  $    10,384  $     6,666  $     7,186
                                     -----------  -----------  -----------  -----------  -----------  -----------
                                     -----------  -----------  -----------  -----------  -----------  -----------

    The amounts of premiums pertaining to catastrophe reinsurance that were ceded from earned premiums during 1994, 1995 and 1996 were $1.7 million, $0.8 million and $0.2 million, respectively.

    CREDIT LIFE PREMIUMS

    Credit life premiums are reflected in income when earned as computed on a monthly pro rata method for level term premiums and on a sum-of-the-digits method for decreasing term premiums.

    COMMISSION AND SERVICE INCOME

    Commission and service income is predominately derived from servicing carrier activities. The commission income related to producing and underwriting the business is recognized in the period in which the business is written. A portion of commission income is also derived from business produced by the Company as a Managing General Agent. The Company receives commissions for producing and underwriting the business as well as servicing such business. These revenues are recognized on an accrual basis as earned.

                 THE SEIBELS BRUCE GROUP, INC. AND SUBSIDIARIES

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    POLICY ACQUISITION COSTS

    Policy acquisition costs attributable to property and casualty operations represent that portion of the cost of writing business that varies with and is primarily related to the production of business. Such costs are deferred and charged against income as the premiums are earned. The deferral of policy acquisition costs is subject to the application of recoverability tests to each primary line or source of business based on past and anticipated underwriting results. The deferred policy acquisition costs that are not recoverable from future policy revenues are expensed. The Company considers anticipated investment income in determining whether premium deficiencies exist.

    PROPERTY AND CASUALTY UNPAID LOSS AND LOSS ADJUSTMENT EXPENSE

    The liability for property and casualty unpaid losses and loss adjustment expenses includes:

    (1) An accumulation of formula and case estimates for losses reported prior to the close of the accounting period.

    (2) Estimates of incurred-but-not-reported losses based upon past experience and current circumstances.

    (3) Estimates of allocated, as well as unallocated, loss adjustment expense liabilities by applying percentage factors to the unpaid loss reserves, with such factors determined on a by-line basis from past results of paid loss expenses to paid losses.

    (4) The deduction of estimated amounts recoverable from salvage and subrogation.

    (5) Estimated losses for reinsurance ceded and assumed.

    Management, in conjunction with the Company's consulting actuaries, performs a complete review of the above components of the Company's loss reserves to evaluate the adequacy of such reserves. Management believes the reserves, which approximate the amount determined by independent actuarial reviews, are sufficient to prevent prior years' losses from adversely affecting future periods; however, establishing reserves is an estimation process and adverse developments in future years may occur and would be recorded in the year so determined.

    EARNINGS PER SHARE

    Per share and common equivalent share is based on the weighted average number of shares outstanding (2,766,891 in 1994, 4,180,526 in 1995 and 6,382,381
in 1996). Outstanding stock options and warrants are common stock equivalents and had a dilutive effect in 1996, but had no dilutive effects on income per share in 1994 and 1995.

    In February 1997, the Financial Accounting Standards Board ("FASB") issued Statement No. 128, "Earnings Per Share," ("SFAS No. 128") which requires the Company to disclose both basic and diluted earnings per share. SFAS No. 128 is effective for fiscal years ending after December 15, 1997. The Company has disclosed pro forma basic earnings per share as will be required under SFAS No.
128. Weighted average number of shares outstanding used in the calculation of basic earnings per share is 4,918,346 in 1996 (2,766,891 in 1994 and 4,180,526 in 1995).

                 THE SEIBELS BRUCE GROUP, INC. AND SUBSIDIARIES

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    ALLOWANCE FOR UNCOLLECTABLE ACCOUNTS

    Allowance for uncollectable accounts for agents' balances receivable, other receivables, and premium notes receivable were $224,000 and $823,000 at December 31, 1995 and December 31, 1996, respectively.

    PROPERTY AND EQUIPMENT

    Property and equipment are stated at cost and, for financial reporting purposes, depreciated on a straight-line basis over the estimated useful lives of the assets. For income tax purposes, accelerated depreciation methods are used for certain equipment.

    OTHER INTEREST INCOME AND OTHER INCOME

    Other interest income includes interest received on reinsurance balances withheld, agents' balances receivable, and balances due from the South Carolina Reinsurance Facility. Other income for 1995 includes a gain from the settlement of a case previously in litigation. Other income for 1994 includes a $0.6 million gain on the sale of a subsidiary.

    RECENT ACCOUNTING PRONOUNCEMENTS

    On January 1, 1996, the Company adopted Statement No. 123 of the Financial Accounting Standards Board, "Accounting for Stock-Based Compensation". The Statement requires that companies with stock-based compensation plans either recognize compensation expense based on new fair value accounting methods or continue to apply the provisions of Accounting Principles Board Opinion No. 25 ("APB 25") and disclose pro forma net income and earnings per share assuming the fair value method had been applied. The Company has elected to adopt the disclosure alternative in its annual financial statements and to continue accounting for its stock-based compensation plans in accordance with APB 25 (see
Note 10).

NOTE 2 INVESTMENTS

    Investments in notes and other debt securities, preferred stocks and common stocks are all considered available-for-sale securities and are carried at market at December 31, 1995 and 1996. Short-term investments are carried at cost, which approximates market value.

    Unrealized gains and losses on marketable debt and equity securities are credited or charged directly to shareholders' equity. Realized gains and losses on investments included in the results of operations are determined using the "identified certificate" cost method.

                 THE SEIBELS BRUCE GROUP, INC. AND SUBSIDIARIES

NOTE 2 INVESTMENTS (CONTINUED)
    Realized gains (losses) on investments are summarized as follows (in thousands):

                                                                   DEBT        EQUITY
                                                                SECURITIES   SECURITIES     OTHER      TOTAL
                                                                -----------  -----------  ---------  ---------
Realized:
    1994......................................................   $  (7,019)   $     930   $    (238) $  (6,327)
    1995......................................................         240          (76)     --            164
    1996......................................................         (62)          48      --            (14)
Change in unrealized:
    1994......................................................   $  (3,222)   $  (1,657)  $    (140) $  (5,019)
    1995......................................................       2,790          237         (11)     3,016
    1996......................................................        (902)        (154)        119       (937)

    Net bond discount accretion and premium amortization charged to income for the years ended December 31, 1994, 1995 and 1996 was not material.

    Unrealized gains and losses reflected in equity are as follows (in thousands):

                                                                            1994       1995       1996
                                                                          ---------  ---------  ---------
Gross unrealized gains..................................................  $     136  $     577  $       8
Gross unrealized losses.................................................     (2,751)      (176)      (544)
                                                                          ---------  ---------  ---------
Net unrealized gain (loss)..............................................  $  (2,615) $     401  $    (536)
                                                                          ---------  ---------  ---------
                                                                          ---------  ---------  ---------

    Proceeds from sales of debt securities and related realized gains and losses were as follows (in thousands):

                                                                            1994       1995       1996
                                                                          ---------  ---------  ---------
Proceeds from sales.....................................................  $  34,318  $  10,556  $   3,554
Gross realized gains....................................................         98        267         30
Gross realized losses...................................................     (7,517)       (27)       (92)

    Proceeds from sales of equity securities and related realized gains and losses were as follows (in thousands):

                                                                            1994       1995       1996
                                                                          ---------  ---------  ---------
Proceeds from sales.....................................................  $   9,291  $     248  $     400
Gross realized gains....................................................      1,555     --             75
Gross realized losses...................................................       (625)       (76)      (127)

    Investments which exceed 10% of shareholders' equity, excluding investments in U.S. Government and government agencies and authorities, at December 31, 1996, are as follows (in thousands):

                                                                                           CARRYING VALUE
                                                                                           ---------------
Short-term investments:
    Evergreen Money Market Fund..........................................................     $   3,301
    First Union Bank -- Repurchase Agreements............................................         4,690

                 THE SEIBELS BRUCE GROUP, INC. AND SUBSIDIARIES

NOTE 2 INVESTMENTS (CONTINUED)

    There were no debt securities which were non-income producing for the twelve months ended December 31, 1996. Debt securities with an amortized cost of $21.9 million and $22.0 million at December 31, 1995 and 1996, respectively, were on deposit with regulatory authorities.

    The amortized cost and estimated market values of investments in debt and equity securities were as follows (in thousands):

                                                                                     DECEMBER 31, 1996
                                                                    ----------------------------------------------------
                                                                                     GROSS         GROSS      ESTIMATED
                                                                     AMORTIZED    UNREALIZED    UNREALIZED     MARKET
                                                                       COST          GAINS        LOSSES        VALUE
                                                                    -----------  -------------  -----------  -----------
U.S. Government & government agencies and authorities.............   $  40,601     $  --         $    (499)   $  40,102
States, municipalities & political subdivisions...................         108             7        --              115
                                                                    -----------        -----         -----   -----------
    Total debt securities.........................................      40,709             7          (499)      40,217
                                                                    -----------        -----         -----   -----------
Non-redeemable preferred stock....................................          17             1        --               18
Common stocks.....................................................          17        --            --               17
                                                                    -----------        -----         -----   -----------
    Total equity securities.......................................          34             1        --               35
                                                                    -----------        -----         -----   -----------
Other long-term investments.......................................          73        --               (45)          28
                                                                    -----------        -----         -----   -----------
    Total.........................................................   $  40,816     $       8     $    (544)   $  40,280
                                                                    -----------        -----         -----   -----------
                                                                    -----------        -----         -----   -----------


                                                                                     DECEMBER 31, 1995
                                                                    ----------------------------------------------------
                                                                                     GROSS         GROSS      ESTIMATED
                                                                     AMORTIZED    UNREALIZED    UNREALIZED     MARKET
                                                                       COST          GAINS        LOSSES        VALUE
                                                                    -----------  -------------  -----------  -----------
U. S. Government & government agencies and authorities............   $  31,068     $     348     $  --        $  31,416
States, municipalities & political subdivisions...................         931            62        --              993
All other corporate...............................................       1,168        --            --            1,168
Redeemable preferred stocks.......................................           4        --            --                4
                                                                    -----------        -----         -----   -----------
    Total debt securities.........................................      33,171           410        --           33,581
                                                                    -----------        -----         -----   -----------
Non-redeemable preferred stocks...................................         166        --                (7)         159
Common stocks.....................................................          56           167            (5)         218
                                                                    -----------        -----         -----   -----------
    Total equity securities.......................................         222           167           (12)         377
                                                                    -----------        -----         -----   -----------
Other long-term investments.......................................         198        --              (164)          34
                                                                    -----------        -----         -----   -----------
    Total.........................................................   $  33,591     $     577     $    (176)   $  33,992
                                                                    -----------        -----         -----   -----------
                                                                    -----------        -----         -----   -----------

                 THE SEIBELS BRUCE GROUP, INC. AND SUBSIDIARIES

NOTE 2 INVESTMENTS (CONTINUED)
    Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without penalties. The amortized cost and estimated market value of debt securities at December 31, by contractual maturity, are as follows (in thousands):

                                                                                      DECEMBER 31, 1996
                                                                                   ------------------------
                                                                                                 ESTIMATED
                                                                                    AMORTIZED     MARKET
                                                                                      COST         VALUE
                                                                                   -----------  -----------
Due in one year or less..........................................................   $   1,665    $   1,667
Due after one year through five years............................................      25,388       25,224
Due after five years through ten years...........................................      13,481       13,142
Due after ten years..............................................................         175          184
                                                                                   -----------  -----------
    Total........................................................................   $  40,709    $  40,217
                                                                                   -----------  -----------
                                                                                   -----------  -----------

    Investment income as of December 31 consists of the following (in thousands):

                                                                               1994       1995       1996
                                                                             ---------  ---------  ---------
Debt securities............................................................  $   4,348  $   2,023  $   2,122
Equity securities..........................................................        266         15          9
Short-term investments.....................................................        626      1,138        849
Mortgage loan..............................................................        255         23     --
Other......................................................................     --             42         56
                                                                             ---------  ---------  ---------
    Total investment income................................................      5,495      3,241      3,036
Investment expenses........................................................       (174)       (65)       (30)
                                                                             ---------  ---------  ---------
    Net investment income..................................................  $   5,321  $   3,176  $   3,006
                                                                             ---------  ---------  ---------
                                                                             ---------  ---------  ---------

NOTE 3 PROPERTY AND EQUIPMENT

    A summary of property and equipment is as follows (in thousands):

DESCRIPTION                                                           LIFE-YEARS      1995        1996
--------------------------------------------------------------------  -----------  ----------  ----------
Land................................................................      --       $    1,153  $    1,153
Buildings...........................................................       10-40        4,323       4,320
Data processing equipment...........................................         3-7        4,218       4,963
Furniture and equipment.............................................        3-10        7,387       7,422
                                                                                   ----------  ----------
                                                                                       17,081      17,858
Accumulated depreciation............................................                  (11,685)    (12,664)
                                                                                   ----------  ----------
                                                                                   $    5,396  $    5,194
                                                                                   ----------  ----------
                                                                                   ----------  ----------

    Depreciation expense charged to operations was $0.7 million in 1994, $0.9 million in 1995 and $1.0 million in 1996.

                 THE SEIBELS BRUCE GROUP, INC. AND SUBSIDIARIES

NOTE 4 DEFERRED POLICY ACQUISITION COSTS

    Policy acquisition costs incurred and amortized to income on property and casualty business were as follows (in thousands):

                                                                                       1995       1996
                                                                                     ---------  ---------
Deferred at beginning of year......................................................  $  --      $  --
Costs incurred and deferred during year:
  Commissions and brokerage........................................................      1,287      1,552
  Taxes, licenses and fees.........................................................        486         13
  Other............................................................................      1,415         15
                                                                                     ---------  ---------
    Total..........................................................................      3,188      1,580
Amortization charges to income during year.........................................     (3,188)    (1,580)
                                                                                     ---------  ---------
Deferred at end of year............................................................  $  --      $  --
                                                                                     ---------  ---------
                                                                                     ---------  ---------

    Deferred policy acquisition costs attributable to the credit life operation were $293,000 and $96,000 at December 31, 1995 and 1996, respectively. These costs represent that portion of the cost of writing business which is deferred and charged against income, through other operating costs and expenses, as premiums are earned.

NOTE 5 NOTES PAYABLE

    Notes payable at December 31, 1995 and 1996, are summarized as follows (in thousands):

                                                                                         1995       1996
                                                                                       ---------  ---------
Note payable (due 5/1/96, interest accrued at a rate equal to NationsBank's Prime
  Rate (8.5%) plus 2%, compounded daily).............................................  $   2,000  $  --
Interest note payable, due 5/1/96, interest at 8.5%..................................        476     --
                                                                                       ---------  ---------
Notes payable........................................................................  $   2,476  $  --
                                                                                       ---------  ---------
                                                                                       ---------  ---------

    On May 1, 1996 the Company repaid both notes which were payable to a single investor of the Company. Proceeds for repayment were obtained through the sale of Company stock.

NOTE 6 INCOME TAXES

    The Company uses the liability method in accounting for income taxes. Deferred taxes are determined based on the estimated future tax effects of differences between the financial statement and tax bases of assets and liabilities given the provisions of the enacted tax laws.

    The Company files a consolidated federal income tax return which includes all companies. A formal tax-sharing agreement has been established by the Company with its subsidiaries.

                 THE SEIBELS BRUCE GROUP, INC. AND SUBSIDIARIES

NOTE 6 INCOME TAXES (CONTINUED)
    A reconciliation of the differences between income taxes (benefit) on income
(loss) before extraordinary items computed at the federal statutory income tax rate is as follows (in thousands):

                                                                           1994        1995       1996
                                                                         ---------  ----------  ---------
Federal income tax (benefit), at statutory rates.......................  $  (6,475) $      391  $   1,715

Increase (decrease) in taxes due to:
  Tax exempt interest..................................................        (92)        (22)        (5)
  Dividends received deduction.........................................        (82)         (4)        (2)
  Overaccrual from prior years.........................................     --          --           (187)
  Limitation of net operating loss carryforward due to change in
    control............................................................     --          18,007      3,617
  Changes in valuation allowances:
    Utilization of net operating loss..................................      6,695        (329)    (1,590)
    Reduction due to limitation of net operating loss..................     --         (18,007)    (3,617)
  Other................................................................        (17)        (38)       (62)
                                                                         ---------  ----------  ---------
    Tax expense (benefit) from operations..............................  $      29  $       (2) $    (131)
                                                                         ---------  ----------  ---------
                                                                         ---------  ----------  ---------

    The (benefit) provision for income taxes on income from operations consists entirely of current income taxes resulting from alternative minimum tax and overaccruals of prior years' taxes. The change in deferred amounts has been offset by the valuation allowance.

    Deferred tax liabilities and assets at December 31, 1995 and 1996, are comprised of the following (in thousands):

                                                                             1995 TAX        1996 TAX
                                                                              EFFECT          EFFECT
                                                                          --------------  --------------
Deferred tax liabilities
  Deferred acquisition costs............................................    $      146      $       29
  Property and equipment................................................            95              92
  Net unrealized investment gains.......................................           136          --
  Other.................................................................        --                  97
                                                                          --------------  --------------
    Total deferred liabilities..........................................           377             218
                                                                          --------------  --------------
Deferred tax assets:
  Net operating loss carryforwards......................................       (15,300)        (11,056)
  Insurance reserves....................................................        (4,115)         (3,127)
  Net unrealized investment losses......................................        --                (182)
  Bad debts.............................................................          (449)           (521)
  Other.................................................................          (376)           (306)
                                                                          --------------  --------------
    Total deferred tax assets...........................................       (20,240)        (15,192)
                                                                          --------------  --------------
Valuation allowance.....................................................        19,863          14,974
                                                                          --------------  --------------
Net deferred tax liabilities............................................    $   --          $   --
                                                                          --------------  --------------
                                                                          --------------  --------------

                 THE SEIBELS BRUCE GROUP, INC. AND SUBSIDIARIES

NOTE 6 INCOME TAXES (CONTINUED)

    The Company has determined, based on its recent earnings history, that a valuation allowance of $15.0 million should be maintained against the deferred tax asset at December 31, 1996. The Company's valuation allowance decreased by $4.9 million during 1996 due to utilization of net operating loss and due to unrealized investment losses.

    The Company has unused tax operating loss carryforwards and capital loss carryforwards of $95.4 million for income tax purposes. However, due to a "change in ownership" event that occurred in January, 1995, the Company's use of the net operating loss carryforwards are subject to limitations in future years of approximately $2 million per year. Net operating loss carryforwards available for use in 1997 is approximately $7.6 million due to the losses incurred in 1995 after the change in ownership event occurred.

    The years of expiration of the tax carryforwards are as follows (in thousands):

                                                                   NET OPERATING
YEAR OF EXPIRATION                                                     LOSS       CAPITAL LOSS
-----------------------------------------------------------------  -------------  -------------
1999.............................................................    $  --          $   5,002
2000.............................................................       --                825
2004.............................................................       13,986         --
2006.............................................................       20,411         --
2007.............................................................       31,931         --
2009.............................................................       19,342         --
2010.............................................................        3,918         --
                                                                   -------------       ------
                                                                     $  89,588      $   5,827
                                                                   -------------       ------
                                                                   -------------       ------

NOTE 7 PROPERTY AND CASUALTY UNPAID LOSSES AND LOSS ADJUSTMENT EXPENSE

    A part of the Company's reserve for losses and LAE is set aside for environmental, pollution and toxic tort claims. These claims relate to business written by a previously owned West Coast operation prior to 1986. On June 7, 1994, the Company settled a dispute relative to approximately 400 of these claims. Any future liability on those claims is limited to 50% of the direct loss and LAE paid. The Company's obligation does not begin until the other company pays out subsequent to June 7,1994 a total of $20 million in losses and LAE paid, net of reinsurance. As of December 31, 1996, $4.2 million of claims payments have been made (gross of reinsurance) since June 7, 1994. A portion of the reinsurance on this business was placed with a reinsurer currently operating under the supervision of its state regulator. Estimates of any obligations of the Company take into account potential recoverable amounts.

    Of the remaining environmental and toxic tort claims, the following activity took place during 1996:

Pending, December 31, 1995.............................................         85
New claims advised.....................................................         16
Claims settled.........................................................         30
                                                                                --
Pending, December 31, 1996.............................................         71
                                                                                --
                                                                                --

                 THE SEIBELS BRUCE GROUP, INC. AND SUBSIDIARIES

NOTE 7 PROPERTY AND CASUALTY UNPAID LOSSES AND LOSS ADJUSTMENT EXPENSE
(CONTINUED)
    The policies corresponding to the pending claims were written on a direct basis and the Company has excess of loss reinsurance above Company retentions through 1980 of $100,000 and $500,000 after that date. At December 31, 1995 and 1996, the claims are reserved as follows (in thousands):

                                                                            1995       1996
                                                                          ---------  ---------
Case reserves...........................................................  $   2,229  $   3,170
IBNR....................................................................      8,675      6,381
LAE reserves............................................................      3,453      3,764
                                                                          ---------  ---------
    Total...............................................................  $  14,357  $  13,315
                                                                          ---------  ---------
                                                                          ---------  ---------

    The above claims involve 8 Superfund sites, 5 asbestos or toxic tort claims, 6 underground storage tanks and 52 miscellaneous clean-up sites.

    In estimating the ultimate liability for environmental and construction defect claims, management considers facts currently known along with the current state of the law and coverage litigation. Liabilities are recognized for known claims (including the cost of related litigation) when sufficient information has been developed to indicate the involvement of a specific insurance policy, and management can reasonably estimate its liability. Usually there are several different insurers participating in the defense and settlement with ultimate costs pro-rated by either time on the risk or policy limits. In exposures on both known and unasserted claims, estimates of the liabilities are reviewed and updated continually. The potential development of losses is restricted by policy limitations.

    Because only 71 claims remain open as of December 31, 1996, the exposure to significant additional development is less than when the claims were less mature. In addition, the likelihood of new claims being asserted for construction liability is lessened by the expiration of statutes of limitations since the last policy expired over ten years ago.

    Losses incurred are reduced by recoveries made and to be made from reinsurers, which also includes substantial amounts related to business produced as a servicing carrier. Reinsurance recoveries are as follows (in thousands):

                                                                        1994        1995        1996
                                                                     ----------  ----------  ----------
Losses incurred....................................................  $  145,930  $  150,339  $  158,307
Loss adjustment expenses...........................................      19,429       5,379       5,583
                                                                     ----------  ----------  ----------
                                                                     $  165,359  $  155,718  $  163,890
                                                                     ----------  ----------  ----------
                                                                     ----------  ----------  ----------

                 THE SEIBELS BRUCE GROUP, INC. AND SUBSIDIARIES

NOTE 7 PROPERTY AND CASUALTY UNPAID LOSSES AND LOSS ADJUSTMENT EXPENSE
(CONTINUED)
    The following table summarizes net property and casualty losses and LAE incurred (in thousands):

                                                                      1994         1995         1996
                                                                   -----------  -----------  -----------
Estimated losses and LAE incurred................................  $   205,599  $   173,336  $   174,870
Estimated reinsurance loss recoveries on incurred losses.........     (165,359)    (155,718)    (163,890)
NCCI commutation (1).............................................       (6,138)     --           --
American Star commutation (2)....................................        2,852      --           --
                                                                   -----------  -----------  -----------
                                                                   $    36,954  $    17,618  $    10,980
                                                                   -----------  -----------  -----------
                                                                   -----------  -----------  -----------

------------------------

(1) Until March 31,1994, the Company participated in the National Workers' Compensation Reinsurance Pool ("NCCI"), which is a national reinsurance fund for policies allocated to insurers under various states' workers' compensation assigned risk laws for companies that cannot otherwise obtain coverage. On September 30, 1994, the Company satisfied its obligation with respect to all outstanding and future claims associated with the Company's participation for a cash payment of $16.2 million. The redundancy in the losses and claim reserves, as a result of its settlement of $6.1 million, reduced 1994 loss and LAE incurred.

(2) In June, 1994, the Company made a cash payment in the amount of $10.3 million for a settlement of pending arbitration relating to indemnification of American Star for certain loss and LAE reserves. Recorded reserves amounted to $ 7.4 million before the settlement. This transaction increased loss and LAE incurred by $2.9 million.

                 THE SEIBELS BRUCE GROUP, INC. AND SUBSIDIARIES

NOTE 7 PROPERTY AND CASUALTY UNPAID LOSSES AND LOSS ADJUSTMENT EXPENSE
(CONTINUED)
    Activity in the liability for unpaid losses and LAE is summarized as follows (in thousands):

                                                              1994        1995        1996
                                                           ----------  ----------  ----------
Liability for losses and LAE at beginning of year
  Gross liability per balance sheet......................  $  194,682  $  166,698  $  145,523
    Ceded reinsurance recoverable........................     (76,221)    (88,731)    (84,492)
                                                           ----------  ----------  ----------
      Net liability......................................     118,461      77,967      61,031
                                                           ----------  ----------  ----------
Provision for losses and LAE for claims occurring in the
  current year...........................................      19,997      14,243       9,863
Increase in estimated losses and LAE for claims occurring
  in prior years.........................................      16,957       3,375       1,117
                                                           ----------  ----------  ----------
                                                               36,954      17,618      10,980
                                                           ----------  ----------  ----------
Loss and LAE payments for claims occurring during:
  Current year...........................................      13,837      11,711       8,317
  Prior years............................................      63,611      22,843      16,267
                                                           ----------  ----------  ----------
                                                               77,448      34,554      24,584
                                                           ----------  ----------  ----------
Liability for losses and LAE at end of year:
  Net liability..........................................      77,967      61,031      47,427
  Ceded reinsurance recoverable..........................      88,731      84,492      84,725
                                                           ----------  ----------  ----------
    Gross liability per balance sheet....................  $  166,698  $  145,523  $  132,152
                                                           ----------  ----------  ----------
                                                           ----------  ----------  ----------

NOTE 8 DIVIDEND RESTRICTIONS

    The ability of the Company to declare and pay cash dividends, as well as to service any debt, is dependent to some degree upon the ability of South Carolina Insurance Company ("SCIC") to declare and pay dividends to SBIG. SCIC is regulated as to its payment of dividends by the South Carolina Insurance Holding Company Regulatory (the "ACT").


    The Act provides that, without prior approval of the South Carolina Insurance Commissioner, dividends within any twelve-month period may not exceed the greater of (1) 10% of SCIC's statutory surplus as regards policyholders as of December 31 of the prior year or (2) SCIC's statutory net income, not including the realized gains, for the prior calendar year.


NOTE 9 STATUTORY REPORTING

    The Company's insurance subsidiaries' assets, liabilities and results of operations have been reported on the basis of GAAP, which varies from statutory accounting practices ("SAP") prescribed or permitted by insurance regulatory authorities. The principal differences between SAP and GAAP, are that under SAP:
(1) certain assets that are not admitted assets are eliminated from the balance sheet, (2) acquisition costs for policies are expensed as incurred, while they may be deferred and amortized over the estimated life of the policies under GAAP, (3) no provision is made for deferred income taxes, (4) the timing of establishing certain reserves is different than under GAAP, and (5) valuation allowances are established

                 THE SEIBELS BRUCE GROUP, INC. AND SUBSIDIARIES

NOTE 9 STATUTORY REPORTING (CONTINUED)
against investments. Each of the Company's insurance subsidiaries must file with applicable state insurance regulatory authorities an "Annual Statement" which reports, among other items, net income (loss) and shareholders' equity (called "surplus as regards policyholders" in property and casualty reporting).

    A reconciliation between GAAP net income (loss) and statutory net income
(loss) of the property and casualty insurance subsidiaries is as follows for the year ended December 31 (in thousands):

                                                                 1994        1995       1996
                                                              ----------  ----------  ---------
GAAP income (loss)..........................................  $  (19,074) $    1,152  $   5,176
Increase (decrease) due to:
  Deferred policy acquisition costs.........................       2,943         606        198
  Salvage/subrogation recoverable and reserves..............       1,225         (41)       256
  Deferred reinsurance benefits.............................        (155)     --             (6)
Parent company GAAP-only items and other non-statutory
  subsidiaries..............................................         181       1,820      1,252
Mortgage loan loss recognition..............................      --            (987)    --
Intercompany dividends (1995 offset by increase in statutory
  surplus)..................................................       2,500     (13,202)     2,400
Adjustment to premium and loss reserves.....................      (1,833)       (255)      (278)
Other.......................................................         606          99         56
Allocation of Seibels Bruce and Company expenses............      --          (1,574)    --
                                                              ----------  ----------  ---------
Statutory net income (loss)--(1996 as adjusted; 1995 and
  1994 as amended)..........................................  $  (13,607) $  (12,382) $   9,054
                                                              ----------  ----------  ---------
                                                              ----------  ----------  ---------

    A reconciliation between GAAP shareholders' equity and statutory capital and surplus, at December 31, is as follows (in thousands):

                                                                 1994       1995       1996
                                                               ---------  ---------  ---------
GAAP shareholders' equity....................................  $     650  $  10,187  $  23,791
Increase (decrease) due to:
  Deferred policy acquisition costs..........................       (899)      (293)       (96)
  Parent company debt contributed to statutory surplus.......     --          2,400     --
  Non-statutory companies' shareholders' equity..............     --          1,436       (840)
  Adjustments to premium and loss reserves...................     (1,874)      (554)    (1,128)
  Other......................................................        508     (2,301)       (95)
  Allocation of Seibels Bruce and Company expenses...........     --         (1,574)    --
                                                               ---------  ---------  ---------
Statutory surplus (1996 as adjusted; 1995 and 1994 as
  amended)...................................................  $  (1,615) $   9,301  $  21,632
                                                               ---------  ---------  ---------
                                                               ---------  ---------  ---------

                 THE SEIBELS BRUCE GROUP, INC. AND SUBSIDIARIES

NOTE 9 STATUTORY REPORTING (CONTINUED)

    Net income and shareholders' equity of the credit life insurance subsidiary as determined in accordance with statutory accounting practices are as follows for the year ended December 31, is as follows (in thousands):

                                                                     1994       1995       1996
                                                                   ---------  ---------  ---------
Net income.......................................................  $     750  $     276  $     460
Shareholders' equity
  ("surplus as regards policyholders")...........................  $   4,036  $   4,334  $   4,769

NOTE 10 BENEFIT PLANS AND OPTIONS

    The SCIC Employees' Profit Sharing and Saving Plan contains both profit-sharing and 401(k) plan elements.

    The profit-sharing element of the plan covers all full-time employees. There were no contributions to this element of the plan during the last four years. The profit-sharing account held 53,646 and 39,494 shares of Company stock at December 31, 1995 and 1996, respectively.

    Under the 401(k) element of the plan, employees may elect to have a portion of their salary withheld on a pre-tax basis for investment in the plan, subject to limitations imposed by IRS regulations. From January 1, 1993 through June 30, 1994, the employer matched 25% of the employee contributions, limited to a maximum of 1.5% of the employee's eligible compensation. From July 1, 1994 through June 30,1995, the employer resumed matching 50% of the employee contributions, limited to a maximum of 3% of the employee's eligible compensation. The employer discontinued matching effective July 1, 1995. The employer matched portion is invested in accordance with the investment options selected by the participant. The employer contribution to the plan on behalf of participating employees was $270,000 in 1994 and $87,000 in 1995. There was no contribution in 1996.

    The Company currently has three plans under which stock options, incentive stock and restricted stock may be granted to employees of the Company, non-employee directors of the Company, consultants and active independent agents representing the Company. All three plans were approved by the shareholders at a special meeting held on June 14, 1996. Options granted under all plans except the Directors' plan expire 5 years from the date of grant. Options granted under the Directors' plan expire 10 years from the date of grant.

    The 1996 Stock Option Plan (the "1996 Plan") for Employees supersedes the 1987 Stock Option Plan (the "1987 Plan") and became effective November 1, 1995. The 1996 Plan reserves 1.25 million shares of Company stock which may be issued as stock options, incentive stock and restricted stock to employees and

                 THE SEIBELS BRUCE GROUP, INC. AND SUBSIDIARIES

NOTE 10 BENEFIT PLANS AND OPTIONS (CONTINUED) consultants of the Company. The following table shows option activity under the 1987 and 1996 plans for the three years.

                                                                                     1994       1995       1996
                                                                                   ---------  ---------  ---------
Shares under options outstanding, beginning of year..............................     16,043     12,787    215,293
Granted under 1987 Plan..........................................................     --         75,000     --
Granted under 1996 Plan..........................................................     --        138,750    368,450
Exercised during year............................................................     --         (5,000)    --
Canceled or expired during year..................................................     (3,256)    (6,244)    (1,575)
                                                                                   ---------  ---------  ---------
    Shares under options outstanding, end of year................................     12,787    215,293    582,168
                                                                                   ---------  ---------  ---------
                                                                                   ---------  ---------  ---------
Shares under options exercisable, end of year....................................     12,787    140,293    214,531
                                                                                   ---------  ---------  ---------
                                                                                   ---------  ---------  ---------

    All grants made under the Plan have exercise prices no lower than the market price at the date of grant. At December 31, 1996, 639,552 shares of the Company's stock have been reserved for future grant. The following table summarizes options outstanding and exercisable by price range as of December 31, 1996:

                                                     OPTIONS OUTSTANDING        OPTIONS EXERCISABLE
                                                  -------------------------  -------------------------
                                                                 WEIGHTED                   WEIGHTED
                                                                 AVERAGE                    AVERAGE
                                                                 EXERCISE                   EXERCISE
RANGE OF PRICE                                    OUTSTANDING     PRICE      EXERCISABLE     PRICE
------------------------------------------------  -----------  ------------  -----------  ------------
$0.00 - $6.00...................................      85,000    $   3.6652       84,063    $   3.6392
$6.01 - $10.00..................................     358,263        8.9124      125,500        7.9008
$10.01 - $16.00.................................      71,000       15.4852       --            --
$16.01 - $22.00.................................      62,937       22.0000       --            --
$45.00..........................................       2,306       45.0000        2,306       45.0000
$42.50..........................................       2,662       42.5000        2,662       42.5000
                                                  -----------                -----------
                                                     582,168                    214,531
                                                  -----------                -----------
                                                  -----------                -----------

    Also included in the 1996 Plan are provisions for the granting of incentive stock and restricted stock. While there were no grants of incentive stock during 1995 or 1996, 28,279 shares of restricted stock were granted in 1996. Of that amount, 2,175 shares were issued in 1996 and 26,104 shares are to be issued in 1997 when the restrictions lapse.

    The 1995 Stock Option Plan for Non-employee Directors became effective June 15, 1995. Under the Plan, all non-employee directors are automatically granted 1,250 options to purchase Company stock on an annual basis every June. The exercise price will be the market value on the date of grant. On June 15, 1995 and 1996, 8,750 options were granted at an exercise price of $3.50 and $10.50, respectively.

                 THE SEIBELS BRUCE GROUP, INC. AND SUBSIDIARIES

NOTE 10 BENEFIT PLANS AND OPTIONS (CONTINUED)
    The 1995 Stock Option Plan for Independent Agents became effective December 21, 1995. The Plan authorizes a total grant of 125,000 options. Activity may be summarized as follows:

                                                                               1994       1995       1996
                                                                             ---------  ---------  ---------
Shares under options outstanding, beginning of year........................     --         --         17,000
Granted during year........................................................     --         17,000     40,125
Exercised during year......................................................     --         --         (1,500)
Canceled or expired during year............................................     --         --         (1,500)
                                                                             ---------  ---------  ---------
Shares under options outstanding, end of year..............................     --         17,000     54,125
                                                                             ---------  ---------  ---------
                                                                             ---------  ---------  ---------

    During 1995 and 1996, a total of 57,125 options were granted at an average exercise price of $6.00 and $8.40, respectively. At December 31, 1996, 67,875 shares of Company's stock have been reserved for future grant.

    The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." Accordingly, no compensation cost has been recognized for the stock option plans. Had compensation costs for the Company's three stock option plans been determined based on the fair value at the grant date for awards in 1995 and 1996 consistent with the provisions of SFAS No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below (in thousands except per share amounts).

                                                                               1995       1996
                                                                             ---------  ---------
Net income--as reported....................................................  $   1,152  $   5,176
Net income--pro forma......................................................        597      4,026
Earnings per share--as reported............................................       0.28       0.90
Earnings per share--pro forma..............................................       0.16       0.72

    The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

                                                                     DIRECTORS
                                                   EMPLOYEE PLAN       PLAN       AGENTS PLAN
                                                   --------------  -------------  -----------
Expected Dividend Yield..........................             0               0            0
Expected Stock Price Volatility..................        84.92%          84.92%       84.92%
Risk-free Interest Rate..........................         5.92%           6.47%        5.61%
Expected Life of Options.........................       5 years        10 years    4.2 years

    The Company and its subsidiaries currently provide certain health care and life insurance benefits for retired employees. The projected future cost of providing postretirement benefits, such as health care and life insurance, is being recognized as an expense as employees render service. The cumulative affect of accruing said expenses versus expensing the benefits when paid is being recorded as a charge against income on a prospective basis as part of the future annual benefit cost. The postretirement benefit expense

                 THE SEIBELS BRUCE GROUP, INC. AND SUBSIDIARIES

NOTE 10 BENEFIT PLANS AND OPTIONS (CONTINUED) was approximately $91,000 in 1994, $79,000 in 1995, and $75,000 in 1996. The
following table presents the reconciliation of the obligation at December 31, 1995 and 1996 (in thousands):

                                                                                 1995       1996
                                                                               ---------  ---------
Accumulated postretirement benefit obligation:
  Active employees...........................................................  $     (71) $     (37)
  Current retirees...........................................................       (522)      (511)
                                                                               ---------  ---------
    Total....................................................................       (593)      (548)
Fair value of assets.........................................................     --         --
                                                                               ---------  ---------
Accumulated postretirement benefit obligation in excess of fair value of
  assets.....................................................................       (593)      (548)
Unrecognized transition obligation...........................................        593        502
Unrecognized net gain........................................................       (102)       (53)
                                                                               ---------  ---------
    Accrued postretirement benefit cost......................................  $     102  $      99
                                                                               ---------  ---------
                                                                               ---------  ---------

    Net periodic postretirement benefit cost includes the following components for 1994, 1995, and 1996 (in thousands):

                                                                              1994         1995         1996
                                                                              -----        -----        -----
Service cost.............................................................   $       4    $       4    $       3
Interest cost............................................................          52           43           41
Amortization of transition obligation....................................          35           35           31
Amortization of net gains................................................      --               (3)           0
                                                                                  ---          ---          ---
    Net periodic postretirement benefits.................................   $      91    $      79    $      75
                                                                                  ---          ---          ---
                                                                                  ---          ---          ---

    The weighted average annual assumed rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) was 9% for 1996 and 1995, and 12% for 1994 is assumed to decrease to a 5.5% ultimate trend (5.5% in 1995; 7% in 1994) with a duration to ultimate trend of 6 years (6 years in 1995 and 9 years in 1994). The health care cost trend rate assumption has an effect on the amounts reported. For example, increasing the assumed health care cost trend rates by one percentage point in each year would increase the postretirement benefit obligation as of December 31, 1996 by $9,000.

    The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 7.5% for 1994, 7.25% for 1995 and 7.75% for December 31, 1996.

    During the first quarter of 1996, the Company issued to a group of investors stock options expiring December 31, 2000 to acquire 408,750 shares of unregistered Company Common Stock at the greater of the price of $10.00 per share or book value at the date of exercise.

    In the third quarter of 1996, the Company issued to a different group of investors stock options to acquire 781,250 shares of unregistered Company Common Stock at the greater of the price of $6.00 per share or the book value at the date of exercise, expiring December 31, 1998 and 781,250 shares at the greater of the price of $8.00 or the book value at date of exercise, expiring December 31, 2000.

    The Company had 46,464 warrants outstanding at an exercise price of $0.04 per share at December 31, 1995 and 1996.

                 THE SEIBELS BRUCE GROUP, INC. AND SUBSIDIARIES

NOTE 11 COMPANY'S OPERATIONS IN DIFFERENT BUSINESS SEGMENTS

    Founded in 1869, the Company performs servicing carrier activities for state and federal insurance facilities. Managing general agency services are also performed for a non-affiliated insurance company. Insurance products are offered through independent agents, primarily in the southeastern states. During 1993 and 1994, the Company began to withdraw from selected states and selected risk retained products, and changed its emphasis to fee income generating activities. Effective in mid-1995, the Company voluntarily suspended underwriting new and renewal business for which the risks were not reinsured to an unaffiliated party. After both the Company and its regulators became satisfied that the capital level was adequate to undertake such risk, underwriting on a risk retention basis was resumed at very modest levels in mid 1996.

    In February, 1994, substantially all of the assets of the former premium financing subsidiary, Premium Service Corporation, were sold, and a new company, Policy Finance Company, ("PFC") was formed to handle the administration of the assets retained. The pre-tax income (loss) of PFC was $538,000 in 1994; $74,000 in 1995 and $(4,000) in 1996. The Company has no plans to continue its own premium financing activity. Effective January 1, 1995, Forest Lake Travel Service (FLT), a subsidiary travel agency, was sold. FLT's pre-tax income was $420,000 in 1993 and $95,000 in 1994.

    The following sets forth certain information with respect to the Company's operations in different business segments for the year ended December 31, (in thousands):

                                                                 1994       1995       1996
                                                              ----------  ---------  ---------
Revenue:
  Property and casualty insurance segments..................  $   14,718  $  10,384  $   7,186
  Commission and service activities segment.................      60,669     49,572     45,585
  Net investment income and other interest income...........       5,690      4,038      3,516
  Realized gains (losses) on investments....................      (5,793)       150       (179)
                                                              ----------  ---------  ---------
    Total for property & casualty insurance segments........      75,284     64,144     56,108

Other business revenue......................................       4,476      2,039      1,085
                                                              ----------  ---------  ---------
      Total revenue.........................................  $   79,760  $  66,183  $  57,193
                                                              ----------  ---------  ---------
                                                              ----------  ---------  ---------

Operating profit (loss):
  Property and casualty insurance segments..................  $  (27,840) $  (6,719) $      25
  Commission and service activities segment.................      10,109      5,641      1,595
  Net investment income.....................................       5,690      4,038      3,516
  Realized gains (losses) on investments....................      (5,793)       150       (179)
                                                              ----------  ---------  ---------
      Subtotal..............................................     (17,834)     3,110      4,957

Other business segments.....................................         141        (47)       441
                                                              ----------  ---------  ---------

Operating income (loss).....................................     (17,693)     3,063      5,398
  General corporate expenses, net of miscellaneous income
    and expense.............................................      (1,031)    (1,605)      (179)
  Interest expense..........................................        (321)      (308)      (174)
                                                              ----------  ---------  ---------
Consolidated income (loss) before income taxes..............  $  (19,045) $   1,150  $   5,045
                                                              ----------  ---------  ---------
                                                              ----------  ---------  ---------

                 THE SEIBELS BRUCE GROUP, INC. AND SUBSIDIARIES

NOTE 11 COMPANY'S OPERATIONS IN DIFFERENT BUSINESS SEGMENTS (CONTINUED) Operating income (loss) represents revenue less related operating expenses.
Net investment income is that related to, but not individually identifiable with, the various property and casualty insurance underwriting and commission and service activities business segments.

    Identifiable assets by business segments or combined segments represent assets directly identified with those operations and an allocable share of jointly used assets. For the year ended December 31, (in thousands):

                                                              1994        1995        1996
                                                           ----------  ----------  ----------
Identifiable Assets
Property and casualty insurance underwriting segment,
  including related investment activity..................  $  117,761  $   82,493  $   55,427
Commission and service activities segment................     127,628     134,598     158,237
Other business segments..................................       8,449       5,697       5,187
General corporate assets.................................       2,097       1,217       1,621
                                                           ----------  ----------  ----------
    Total assets.........................................  $  255,935  $  224,005  $  220,472
                                                           ----------  ----------  ----------
                                                           ----------  ----------  ----------

    In 1996, depreciation and amortization charges for the various property and casualty insurance underwriting and commission and service activities segments, combined, were $1.0 million ($0.8 million in 1994 and $0.9 million in 1995.) These amounts exclude policy acquisition costs of $1.6 million in 1996, ($5.5 million in 1994 and $3.2 million in 1995).

    Costs of additions to property and equipment for the property and casualty insurance underwriting and commission and service activities segments, combined, amounted to $2.4 million in 1994, $0.1 million in 1995 and $0.8 million in 1996. Additions in 1996 were primarily for data processing needs and enhancements. The majority of the additions in 1994 were due to purchases made to begin the conversion to bring the Company's data processing in-house.

NOTE 12 REINSURANCE

    The Company's property and casualty insurance run-off operations are involved in several types of reinsurance arrangements. Ceding reinsurance programs include quota share, pro-rata surplus and excess of loss. In its servicing carrier operation, premiums are ceded entirely to the applicable state's reinsurance facility.

    Reinsurance contracts do not relieve the Company of its obligations to policyholders. Failure of reinsurers to honor their obligations could result in losses to the Company; consequently, allowances are established for amounts deemed uncollectable. The Company evaluates the financial condition of its reinsurers and monitors concentrations of credit risk arising from similar geographic regions, activities, or economic characteristics of the reinsures to minimize its exposure to significant losses from reinsurers insolvency. Reinsuring companies are obligated for the following amounts for unearned premiums, unpaid losses and LAE, and paid losses and LAE (in thousands):

                                                                            1995       1996
                                                                          ---------  ---------
Unearned premiums.......................................................  $  43,469  $  46,118
Unpaid losses and LAE...................................................     84,492     84,725
Paid losses and LAE.....................................................     27,423     28,218

                 THE SEIBELS BRUCE GROUP, INC. AND SUBSIDIARIES

NOTE 12 REINSURANCE (CONTINUED)
    Five reinsurers comprise a significant portion of the Company's reinsurance recoverable on paid and unpaid losses and loss adjustment expense, as well as prepaid reinsurance at December 31, 1996. The reinsurers and related balances are as follows (in thousands):

                                                                     REINSURANCE    PREPAID
                                                                     RECOVERABLE  REINSURANCE
                                                                     -----------  -----------
South Carolina Reinsurance Facility................................   $  70,770    $  24,195
National Flood Program.............................................      26,325       19,005
Swiss Reinsurance Corp.............................................       7,027       --
North Carolina Reinsurance Facility................................       5,104        1,036
Kentucky Insurance Placement Facility..............................       2,209        1,745
All others.........................................................       1,508          137
                                                                     -----------  -----------
    Totals.........................................................   $ 112,943    $  46,118
                                                                     -----------  -----------
                                                                     -----------  -----------

    The Company believes that the balances from the various Facilities are fully collectable due to the governmental agency's ability to assess policyholders and member companies for deficiencies. The remaining recoverables due from nonaffiliated reinsurance companies have also been deemed fully collectable by the Company.

    With respect to credit concentrations, most of the Company's business activity is with agents and policyholders located within the five operating states. The primary reinsurance recoverables are from the state and federal servicing carrier activities. There are otherwise no material credit concentrations related to premiums receivable, agents' balances, and premium notes receivable.

NOTE 13 COMMITMENTS AND CONTINGENCIES

(a) A contingent liability exists with respect to reinsurance placed with other companies. (see Note 12)

(b) Due to the nature of their business, certain subsidiaries are parties to various other legal proceedings, which are considered routine litigation incidental to the insurance business.

NOTE 14 RELATED PARTY TRANSACTIONS

    A non-employee Director of the Company is also a member of the Board of Directors of Policy Management Systems Corporation ("PMSC"), which provided services to the Company prior to September 30, 1996. The Company paid data processing charges of $3.4 million in 1994, $1.8 million in 1995 and $0.9 million in 1996.

    A former non-employee Director of the Company was an employee of Prudential Securities, Inc. ("PSI") through mid-1995. From 1994 through mid 1995, PSI acted as investment manager for the Company and for its retirement plan. The amount of fees earned by PSI on trading activity by the Company cannot readily be determined, but the amount paid directly to PSI during 1994 and 1995 was not material. The former Director is no longer an employee of PSI, and PSI's services have since been terminated.

NOTE 15 SUBSEQUENT EVENTS

    On April 10, 1997, the Company effected a 1-for-4 reverse stock split. All share and per share data in the consolidated financial statements have been adjusted to reflect the reverse stock split on a retrospective basis.

                 THE SEIBELS BRUCE GROUP, INC. AND SUBSIDIARIES

NOTE 15 SUBSEQUENT EVENTS (CONTINUED)
    In March 1997, the Company filed a Form S-2 Registration Statement with the Securities and Exchange Commission in anticipation of a secondary public offering of common stock. The Registration Statement covers up to 2,853,089 shares of common stock (excluding the over-allotment option), comprised of shares offered by the Company (1,000,000 shares) and the Selling Shareholder (1,853,089 shares). The proceeds derived from the sale of shares offered by the Company will be retained for general corporate purposes, including possible acquisitions.

    On May 12, 1997, the Company entered into a Letter of Intent to acquire The Innovative Company, an insurance holding company based in Winston-Salem, North Carolina ("Innovative"). Innovative, through its subsidiary Universal Insurance Company ("Universal"), markets and underwrites nonstandard automobile insurance through independent agents primarily in North Carolina.


    The Letter of Intent provides that the Company will acquire all of the outstanding capital stock of Innovative. The Company would issue 220,000 shares of convertible nonvoting special (preferred) stock and pay $400,000 (subject to adjustment) in cash. The Company also would pay at closing approximately $1.9 million of Innovative indebtedness (including accrued interest) owed to Innovative's current shareholders. The special stock would (i) have liquidation rights not junior to any other capital stock of the Company and a liquidation value of $10.00 per share, (ii) pay quarterly dividends at a rate equal to $0.62 annually per share, (iii) subject to certain conditions, be convertible into 275,000 shares of Common Stock and (iv) be redeemable by the Company at a premium beginning on August 15, 2000. The consummation of the Proposed Acquisition is subject to a number of conditions, including the execution of a definitive purchase agreement, the receipt of all necessary government and regulatory approvals and satisfactory completion of due diligence by all parties. With limited exceptions, the Letter of Intent is not binding on the parties thereto. There is no assurance that the Company and Innovative will agree on the terms of a definitive purchase agreement or that, if such agreement is entered, that the transaction ultimately will close.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING SHAREHOLDER OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OFFERED HEREBY TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT INFORMATION CONTAINED HEREIN IS CORRECT AS OF THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY, THE SELLING SHAREHOLDER OR THE UNDERWRITERS SINCE SUCH DATE.

                            ------------------------

                               TABLE OF CONTENTS


                                                      PAGE
                                                      -----
Prospectus Summary...............................           3
Risk Factors.....................................           8
The Company......................................          15
Use of Proceeds..................................          17
Dividend Policy..................................          17
Market Price of Common Stock.....................          18
Capitalization...................................          19
Selected Consolidated Financial Data.............          20
Management's Discussion and Analysis of Financial
  Condition and Results of Operations............          22
Business.........................................          32
Management.......................................          57
Principal and Selling Shareholders...............          59
Description of Capital Stock.....................          62
Shares Eligible for Future Sale..................          64
Underwriting.....................................          65
Legal Matters....................................          66
Experts..........................................          66
Available Information............................          66
Incorporation of Certain Information
  By Reference...................................          67
Glossary of Selected Insurance and Certain
  Defined Terms..................................          68
Index to Consolidated Financial
  Statements.....................................         F-1


                                2,853,089 SHARES

                                     [LOGO]

                                  COMMON STOCK

                             ---------------------

                                   PROSPECTUS

                             ---------------------

                                  ADVEST, INC.

                           SCOTT & STRINGFELLOW, INC.

                                          , 1997

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The following table sets forth the fees and expenses in connection with the issuance and distribution of the securities being registered hereunder. Except for the SEC registration fee and NASD filing fee, all amounts are estimates.

SEC registration fee..............................................  $   7,209
NASD filing fee...................................................      2,879
Nasdaq National Market Listing Fee................................     17,500
Accounting fees and expenses......................................     95,000
Legal fees and expenses...........................................    225,000
Blue Sky fees and expenses (including counsel fees)...............      7,500
Printing..........................................................    106,000
Transfer Agent and Registrar fees and expenses....................     17,000
Miscellaneous Expenses............................................     21,912
                                                                    ---------
      Total.......................................................  $ 500,000
                                                                    ---------
                                                                    ---------

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.


    The South Carolina Business Corporation Act of 1988, as amended (the "SCBCA") permits a corporation to indemnify an individual made a party to a proceeding because he is or was a director against liability incurred in the proceeding if (i) such individual conducted himself in good faith, (ii) in the case of conduct in his official capacity with the corporation, his conduct was in its best interest, and (iii) in the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful. The SCBCA does not permit a corporation to indemnify a director (x) in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation or (y) in connection with any other proceeding charging improper personal benefit to him, whether or not involving action in his official capacity, in which he was adjudged liable on the basis that personal benefit was improperly received by him. In connection with a proceeding by or in the right of the corporation, the SCBCA limits indemnification to reasonable expenses incurred in connection with the proceeding. The SCBCA also permits a corporation to indemnify its officers, employees and agents to the extent, consistent with public policy, that may be provided by its articles of incorporation, bylaws, general or specific action of its board of directors, or contract.


    Addendum Two to the Company's Articles of Incorporation, as amended, provides that a director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve gross negligence, intentional misconduct or a knowing violation of law, (iii) under Section 33-8-330 of the SCBCA (addressing director liability for unlawful distributions), or (iv) for any transaction from which the director derived an improper personal benefit. Section Six of Article Eight of the Bylaws of the Company provides that the Company shall indemnify officers and directors of the Company and its subsidiaries to the extent permitted by South Carolina law and may insure such persons against liability arising out of or relating to their employment by the Company in an amount and according to such terms as the Board of Directors deems prudent.

ITEM 16. EXHIBITS.


  EXHIBIT
  NUMBER     DESCRIPTION
-----------  --------------------------------------------------------------------------------------------------------
       1.1   Form of Underwriting Agreement.
       4.1   Form of Certificate for the Company's Common Stock, par value $1.00 per share.
       5.1   Opinion of King & Spalding as to the legality of the Common Stock being registered.
      10.1   Stock Purchase Agreement between registrant, Abdullatif Ali Est. and Saad A. Alissa, dated December 22,
             1993, incorporated herein by reference to the Annual Report on Form 10-K, Exhibit (2)(1)-1, for the year ended December 31, 1993.
      10.2   Stock Purchase Agreement, dated July 30, 1993, by and between National Teachers Life Insurance Company and South Carolina Insurance Company, incorporated herein by reference to the Annual Report on Form
             10-K, Exhibit (10)(10)-2, for the year ended December 31, 1993.
      10.3   The Seibels Bruce Group, Inc., Common Stock Warrant, dated February 4, 1993, incorporated herein by reference to the Annual Report on Form 10-K, Exhibit (10)(9)-3, for the year ended December 31, 1992.
      10.4   The Seibels, Bruce & Company Employees' Profit Sharing and Savings Plan, dated June 30, 1992, as amended
             January 4, 1993, incorporated herein by reference to the Annual Report on Form 10-K, Exhibit (10)(9)-9,
             for the year ended December 31, 1992.
      10.5   Stock Purchase Agreement, dated January 29, 1996, by and between the registrant and Charles H. Powers and Walker S. Powers, and amendment thereto, incorporated herein by reference to submission DEF 14-A, filing date May 10, 1996, file number 000-08804, accession number 0001005150-96-000127, accepted May 9,
             1996.
      10.6   Stock Purchase Agreement, dated January 30, 1996, by and between the registrant and Charles H. Powers,
             Walker S. Powers, and Rex and Jane Huggins, incorporated herein by reference to submission DEF 14-A, filing date May 10, 1996, file number 000-08804, accession number 0001005150-96-000127, accepted May 9,
             1996.
      10.7   Stock Purchase Agreement, dated March 28, 1996, by and between the registrant and Fred C. Avent, Frank
             H. Avent and Pepsico of Florence, incorporated herein by reference to submission Form S-2, filing date
             October 15, 1996, file number 33314123, access number 0000276380-96-00017, accepted October 15, 1996.
      10.8   Stock Purchase Agreement, dated March 28, 1996, by and between the registrant and Junius DeLeon Finklea,
             Joseph K. Newsom, Sr., Mark J. Ross, Larry M. Brice, J. Howard Stokes, Winston Y. Godwin, IRA and Peter
             D. and Vera C. Hyman, incorporated herein by reference to submission Form S-2, filing date October 15,
             1996, file number 33314123, access number 0000276380-96-00017, accepted October 15, 1996.
      10.9   The Seibels Bruce Group, Inc. 1996 Stock Option Plan for Employees, dated November 1, 1995, incorporated herein by reference to submission DEF 14-A, filing date May 10, 1996, file number 000-08804, accession number 0001005150-96-000127, accepted May 9, 1996.
     10.10   The Seibels Bruce Group, Inc. 1995 Stock Option Plan for Independent Agents, dated June 14, 1996, incorporated herein by reference to submission DEF 14-A, filing date May 10, 1996, file number
             000-08804, accession number 0001005150-96-000127, accepted May 9, 1996.
     10.11   The Seibels Bruce Group, Inc. 1995 Stock Option Plan for Non-Employee Directors, dated June 14, 1996, incorporated herein by reference to submission DEF 14-A, filing date May 10, 1996, file number
             000-08804, accession number 0001005150-96-000127, accepted May 9, 1996.
     10.12   Agreement, dated October 1, 1994, by and between Catawba Insurance Company and the South Carolina
             Reinsurance Facility, incorporated herein by reference to the Annual Report on Form 10-K, Exhibit 10.12, for the year ended December 31, 1996.

  EXHIBIT
  NUMBER     DESCRIPTION
-----------  --------------------------------------------------------------------------------------------------------
     10.13   Managing General Agent Agreement, dated January 1, 1996, by and between Seibels Bruce & Company and
             Agency Specialty of Kentucky, Inc. and Generali--US Branch, incorporated herein by reference to the
             Annual Report on Form 10-K, Exhibit 10.13, for the year ended December 31, 1996.
     10.14   Arrangement, dated October 1, 1996, by and between Catawba Insurance Company, Kentucky Insurance Company
             and South Carolina Insurance Company and The United States of America Federal Emergency Management
             Agency, incorporated herein by reference to the Annual Report on Form 10-K, Exhibit 10.14, for the year ended December 31, 1996.
      11.1   Statement re: computation of per share earnings, for the year ended December 31, 1996, incorporated herein by reference to the Annual Report on Form 10-K, Exhibit 11.1, for the year ended December 31,
             1996.
      23.1   Consent of King & Spalding (contained in Exhibit 5.1)
      23.2   Consent of Arthur Andersen LLP
      24.1*  Powers of Attorney (contained on signature page)


------------------------


*   Previously filed


ITEM 17. UNDERTAKINGS.

    The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by
Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    The undersigned registrant hereby undertakes that:

        (1) For the purpose of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                        SIGNATURES AND POWER OF ATTORNEY


    Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Columbia, state of South Carolina, on June 5, 1997.


                                THE SEIBELS BRUCE GROUP, INC.

                                By:             /s/ ERNST N. CSISZAR
                                     -----------------------------------------
                                                  Ernst N. Csiszar
                                       PRESIDENT, CHIEF EXECUTIVE OFFICER AND
                                                      DIRECTOR

    Pursuant to the requirements of the Securities Act of 1933, this amendment to the registration statement has been signed by the following persons in the capacities and on the dates indicated.


          SIGNATURE                       TITLE                    DATE
------------------------------  --------------------------  -------------------

              *
------------------------------  Chairman of the Board and      June 5, 1997
         John C. West             Director

     /s/ ERNST N. CSISZAR
------------------------------  President, Chief Executive     June 5, 1997
       Ernst N. Csiszar           Officer, and Director

     /s/ JOHN A. WEITZEL
------------------------------  Chief Financial Officer        June 5, 1997
       John A. Weitzel            and Director

     /s/ MARY M. GARDNER
------------------------------  Controller (Principal          June 5, 1997
       Mary M. Gardner            Accounting Officer)

              *
------------------------------  Director                       June 5, 1997
        Frank H. Avent

              *
------------------------------  Director                       June 5, 1997
      William M. Barilka

              *
------------------------------  Director                       June 5, 1997
        Fred S. Clark

          SIGNATURE                       TITLE                    DATE
------------------------------  --------------------------  -------------------

              *
------------------------------  Director                       June 5, 1997
      Albert H. Cox, Jr.

              *
------------------------------  Director                       June 5, 1997
       Claude E. McCain

              *
------------------------------  Director                       June 5, 1997
       Kenneth W. Pavia

              *
------------------------------  Director                       June 5, 1997
      Charles H. Powers

              *
------------------------------  Director                       June 5, 1997
       Walker S. Powers

              *
------------------------------  Director                       June 5, 1997
       John P. Seibels

              *
------------------------------  Director                       June 5, 1997
   George R.P. Walker, Jr.


*By:                               /s/ ERNST N. CSISZAR
                              ------------------------------
                                     Ernst N. Csiszar
                                     ATTORNEY-IN-FACT